Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 15, 2013

Registration No. 333-187737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

RECEPTOS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-4190792 (I.R.S. Employer Identification No.)

10835 Road to the Cure, Suite 205
San Diego, California 92121
(858) 652-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Faheem Hasnain
Chief Executive Officer
Receptos, Inc.
10835 Road to the Cure, Suite 205
San Diego, California 92121
(858) 652-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mike Hird, Esq. Patty DeGaetano, Esq. Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, California 92130	Tom Coll, Esq. Charles Kim, Esq. Sean Clayton, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.001 par value per share	$86,300,000	$11,771.32(3)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of shares that the underwriters have the option to purchase.

(3)
Previously paid in connection with this Registration Statement on Form S-1, Registration No. 333-187737, filed on April 4, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 15, 2013

Preliminary Prospectus

             Shares

Common Stock

        This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share.

        We have applied to list our common stock on the NASDAQ Global Market under the symbol "RCPT."

        The underwriters have an option to purchase a maximum of                            additional shares of common stock from us.

        We are an emerging growth company, as defined in section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with reduced US public company reporting requirements.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Receptos
Per Share	$	$	$
Total	$	$	$

        Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $              million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $             per share on any sales to such potential investors.

        Delivery of the shares of common stock will be made on or about                                        , 2013.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Leerink Swann	BMO Capital Markets
Wedbush PacGrow Life Sciences

The date of this prospectus is                           , 2013

 ABOUT THIS PROSPECTUS

        Neither we nor the underwriters have authorized anyone to provide you with information different from or in addition to that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurances as to the reliability of, any information other than the information contained in the foregoing documents. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

        Through and including                                    , 2013 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        This prospectus includes industry data and forecasts that we obtained from internal company surveys, publicly available information and industry publications and surveys. Our internal research and forecasts are based on management's understanding of industry conditions, and such information has not been verified by independent sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

        In this prospectus, "the Company," "Receptos," "we," "us," and "our" refer to Receptos, Inc. and its subsidiaries on a consolidated basis. This prospectus also contains trademarks and trade names that are the property of their respective owners.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering, and our consolidated financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under the section entitled "Risk Factors."

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics for immune disorders. Our product candidates span three distinct specialty disease areas. Our lead asset, RPC1063, is being developed as an oral therapy for the treatment of Relapsing Multiple Sclerosis (RMS) and Inflammatory Bowel Disease (IBD). Our second asset, RPC4046, is being developed for the treatment of an allergic/immune-mediated disorder, Eosinophilic Esophagitis (EoE), which is an Orphan Disease. Our strategy is to develop best-in-class (by mechanism of action) drug candidates and selectively pursue first-in-class (based on projected timing of approval) market positions. The mechanism of action for each of our product candidates has been validated in one or more immunology indications. RPC1063 was selected for pharmaceutic properties with potential to demonstrate best-in-class differentiation in RMS. In IBD and EoE, our product candidates RPC1063 and RPC4046, respectively, have the potential to be the first in their respective classes to be approved.

        Our founders and executive management team have held senior positions at leading pharmaceutical and biotechnology companies and possess substantial experience across the spectrum of drug discovery, development and commercialization. Our CEO was previously the CEO of Facet Biotech, which was developing daclizumab for RMS when Facet was acquired by Abbott Laboratories. Members of our senior executive team have also played key roles at Biogen Idec, Bristol-Myers Squibb and Genentech in successfully advancing therapeutics, including ocrelizumab in RMS, as well as advancing and launching therapeutics in immune disease, including Orencia® (abatacept) and Rituxan® (rituximab) for Rheumatoid Arthritis.

        RPC1063 is currently being tested in the Phase 2 portion of an accelerated design, randomized Phase 2/3 study for the treatment of RMS, with Phase 2 primary endpoint (top-line) results anticipated in mid-2014. The accelerated design, which we reviewed with the US Food and Drug Administration (FDA), may allow us to eliminate a potentially lengthy period of time between completing enrollment for the Phase 2 portion of the study and initiating enrollment for the Phase 3 portion of the study. In addition, we have obtained Special Protocol Assessment (SPA) agreement from the FDA on our clinical trial design for the planned Phase 3 portion of the Phase 2/3 study as well as a second planned RMS Phase 3 study. RPC1063 is also being tested in a randomized Phase 2 study for the treatment of Ulcerative Colitis (UC), a gastrointestinal (GI) disease affecting a well-defined subset of IBD patients. Top-line results for this Phase 2 study are anticipated in mid-2014.

        RPC1063 impacts the immune system by modulating an important G protein-coupled receptor (GPCR) known as the sphingosine 1-phosphate 1 receptor (S1P1R), a member of the sphingosine 1-phosphate receptor (S1PR) family of receptors. GPCRs are membrane protein receptors involved in a broad range of biological processes and diseases. S1P1R modulation causes selective and reversible retention, or sequestration, of circulating white blood cells (lymphocytes) in peripheral lymphoid tissue (such as the lymph nodes) and in the thymus. The sequestration of lymphocytes is achieved by modulating cell migration patterns (known as "lymphocyte trafficking"), specifically preventing self-targeting, or autoreactive, lymphocyte migration to areas of disease inflammation, which is a major contributor to autoimmune disease. By measuring lymphocyte count reduction in peripheral blood circulation, we are able to observe and confirm this desired drug effect.

        Reduction in peripheral lymphocyte count serves as a pharmacodynamic measure, or a "biomarker," of the physiological effect of S1PR modulators in RMS. Certain threshold levels of peripheral lymphocyte count reduction correlate with efficacy in Phase 2 and Phase 3 RMS studies as measured by standard efficacy endpoints: for Phase 2, a significant reduction in the cumulative number of total gadolinium enhancing (GdE) lesions (or areas of injury or disease in the brain highlighted by a contrast medium) as determined by magnetic resonance imaging (MRI); and for Phase 3, a significant reduction in the annualized relapse rate (ARR), which is a measure of the rate of disease reoccurrence. We have demonstrated dose-dependent lymphocyte count reduction to target levels with RPC1063 in a Phase 1 study. The Phase 2 and planned Phase 3 portions of our randomized Phase 2/3 study of RPC1063 in RMS seek to demonstrate efficacy based on the noted MRI and ARR endpoints, respectively.

        The first oral immune-targeting agent approved for RMS was Novartis' Gilenya® (fingolimod), a non-selective S1PR modulator launched in 2010. Achieving fiscal year 2012 worldwide sales of approximately $1.2 billion in its second full year of commercial launch, the success of Gilenya® highlights the unmet need in the RMS market for efficacious, orally administered therapies. RPC1063 was discovered by our scientific founders and advanced by members of our management team for development based on key pharmaceutic properties that have the potential for clinically meaningful improved safety features as compared to those of Gilenya®.

        In addition to RMS, we believe that S1P1R modulation of lymphocyte trafficking may have utility in other immune disorders. An increasing body of both preclinical and clinical evidence provides a strong rationale for this mechanistic approach in IBD. Given the lack of disease-modifying oral therapeutics in late-stage development for IBD, we believe RPC1063 could potentially represent the best orally administered therapy for IBD and effect a paradigm shift in IBD treatment similar to the impact on RMS treatment dynamics caused by the entry of Gilenya®.

        Our second asset, RPC4046 for the treatment of EoE, builds upon our core competencies in immunology and GI diseases. In-licensed from AbbVie Bahamas Ltd. and AbbVie Inc., which we refer to together as AbbVie (formerly a part of Abbott Laboratories), RPC4046 is a monoclonal antibody directed against the interleukin-13 (IL-13) target, which has been validated in Asthma, a predominantly allergic/immune-mediated disorder. As part of our planned development program for RPC4046 in EoE, an Orphan-designated GI disease, we plan to request a pre-Investigational New Drug application (IND) meeting with the FDA by the end of 2013. Subsequently, we plan to submit a new IND in the first half of 2014 and initiate a randomized Phase 2 trial for RPC4046 for the treatment of EoE.

        We utilize our proprietary GPCR structure-based drug design technology platform in discovery research to identify potential best-in-class product candidates directed to high-value GPCR targets. Structure-based drug design is a technique by which the three-dimensional structure of a protein receptor is identified and utilized in drug discovery research to design potential drug candidates to the specific requirements of the receptor. Our technology platform augments our expertise in GPCR biology. Our research includes a preclinical program developing oral, small molecule, positive allosteric modulators (PAMs) of the glucagon-like peptide-1 receptor (GLP-1R) for the treatment of Type 2 Diabetes. Allosteric modulators bind the protein receptor at a site distinct from the receptor's natural binding partner (ligand), and positive allosteric modulators of the GLP-1R enhance the activity between the GLP-1R and its natural binding partner. We have previously entered into several collaborative, cash-flow positive arrangements to leverage this technology platform, including one ongoing collaboration.

        We retain full development and commercial rights to RPC1063. We intend to seek a development and commercial partner for RPC1063 after the availability of Phase 2 results to offset risk and preserve capital, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize shareholder value. If we are successful in developing RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force.

Our Pipeline

Note: All dates represent Company expectations. Actual timing may vary.

Our key product candidates are:

  •
  RPC1063 for the treatment of RMS:  RPC1063 is a novel, oral, once daily, selective and potent S1P1R modulator. RMS is a chronic autoimmune disorder of the central nervous system (CNS), characterized by recurrent acute exacerbations (relapses) of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses (remission). The disease invariably results in progressive and permanent accumulation of disability and impairment, affecting adults during their most productive years. RMS disproportionately affects women, with a majority of patients diagnosed between the ages of 20 and 40.

    RMS represents a specialty market estimated at 500,000 patients worldwide. Total branded RMS drug sales in the global market were approximately $13 billion in 2012, increasing from approximately $11 billion in 2011. We believe oral agents will modify treatment dynamics over time, driving further market growth, largely displacing standard of care first-line injectable therapies and providing more options in a market characterized by frequent cycling through therapeutic agents.

    The first oral immune targeting agent approved for RMS is Gilenya®, a non-selective S1PR modulator launched in 2010. Biogen Idec's TecfideraTM, which was approved by the FDA on March 27, 2013, is anticipated to further shift treatment dynamics in favor of oral therapy. A primary measure of efficacy for RMS therapeutics is reduction in Annualized Relapse Rate (ARR) compared with placebo, which ranges from approximately 30% for standard-of-care injectable agents to 54-60% for Gilenya® and 44-53% for TecfideraTM.

    We believe there is a significant market opportunity for effective oral RMS therapies with improved safety and tolerability profiles. Based on profiles of currently marketed therapies and available information for therapies in late-stage clinical development, we believe RPC1063 has the potential to be the best oral S1PR modulator for RMS. In particular, we believe RPC1063 has the potential for meaningfully improved safety features, including:

    •
    Better management of infections and retreatment decisions through a shorter half-life and rapid lymphocyte recovery, since administration of a new immunosuppressive agent can increase the risk of infection by further suppressing a patient's immune system after another agent with a long half-life is withdrawn but its immunosuppressive effect lingers;

    •
    Reduced cardiovascular side effects (in particular, decrease in heart rate and heart conduction abnormalities), through favorable pharmaceutic properties and utilization of an initially increasing dosing regimen, known as dose titration;

    •
    Reduced liver toxicity, known as hepatotoxicity, and lower resultant treatment discontinuation rates; and

    •
    Avoidance of potential "off-target" side effects including potential for promotion of fibrosis and certain cardiovascular effects.

    In 2012, we initiated the Phase 2 portion of a randomized Phase 2/3 study, called RADIANCE, which was designed in consultation with the FDA. The Phase 2 portion of RADIANCE, which will enroll up to 210 patients, is a randomized, double-blind comparison of the doses of 0.5 and 1.0 mg of RPC1063 against placebo in patients with RMS, and is designed to characterize the short-term safety and efficacy of RPC1063 in RMS. The primary objective is to demonstrate the superior clinical efficacy of RPC1063 compared to placebo by showing a reduction in the cumulative number of total GdE lesions determined by MRI from week 12 to week 24 of study treatment. We have obtained SPA agreement for the Phase 3 portion of RADIANCE and for the second pivotal Phase 3 RMS study.

    A composition of matter patent for RPC1063, if issued from the pending patent applications, would expire in 2029 (worldwide), subject to any patent term adjustments or extensions.

  •
  RPC1063 for the treatment of UC:  IBD is comprised of two chronic, autoimmune, GI inflammatory disorders: UC and Crohn's Disease (CD). UC is a GI inflammatory disorder involving ulcers in the colon and is characterized by a chronic course of remissions and exacerbations. Patients suffer from a multitude of GI symptoms, including diarrhea, rectal bleeding and abdominal pain.

    The worldwide prevalence of IBD is estimated at approximately 2.5 million patients, with UC patients numbering approximately 1.5 million. Total IBD drug sales were forecast for 2012 by the Datamonitor Group at approximately $5 billion worldwide. However, the development and potential for approval of novel mechanism of action agents, including vedolizumab, an intravenously (IV) administered lymphocyte trafficking agent in development by Takeda Pharmaceutical Company, are expected, if approved, to accelerate market growth.

    Current UC treatments include oral therapies, such as corticosteroids designed to treat inflammation in the intestine. However, the long-term use of anti-inflammatory agents such as corticosteroids is associated with significant side effects. While these agents are often sufficient for the treatment of mild disease, patients with moderate to severe pathology often require treatment with injectable or infused biologics. Biologic therapies, including the anti-tumor necrosis factor (TNF) class of drugs, were forecast by the Datamonitor Group at total worldwide sales of approximately $2.8 billion in 2010. However, these products are limited by an injectable or infused route of administration and side effects, such as infections, immunogenicity and infusion/injection site reactions, and lack of efficacy in a significant proportion of patients. For these reasons, biologic therapies have typically been reserved for the last line of treatment in UC.

    We believe there is a significant market opportunity for effective oral therapies that can induce and maintain clinical remission, and which offer favorable safety profiles conducive to chronic, long-term administration. Based on available information on the limited number of therapies currently in clinical development, we believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC. The potential product profile of RPC1063 may allow its use early in the step-by-step treatment procedure (or treatment algorithm) for IBD or as an oral therapy alternative to injectable or infused biologics.

    We are currently enrolling a randomized Phase 2 study evaluating the ability of RPC1063 to induce clinical remission in patients with moderately-to-severely active UC called TOUCHSTONE. We believe the rigorous design of TOUCHSTONE provides a basis for a reliable proof-of-concept study in IBD with validated and objective endpoints. We designed TOUCHSTONE with endpoints and a statistical analysis plan consistent with a registrational (Phase 3) study approach. The FDA has indicated that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. However, we have not requested an SPA with respect to TOUCHSTONE, and the FDA could change its view even if the study achieves statistically and clinically persuasive results. Typically for a registration program the FDA requires two Phase 3 studies for induction of clinical remission and one Phase 3 study for maintenance of clinical remission.

  •
  RPC4046 for the treatment of EoE:  RPC4046 is a monoclonal antibody selective to IL-13 and produced by recombinant DNA technology. The RPC4046 antibody binds strongly (with high affinity) and has been "humanized," meaning it is made in non-human species, but modified to increase its similarity to an antibody produced naturally in humans. EoE is a chronic immune-mediated Orphan Disease with symptoms related to esophageal dysfunction, including food impaction and difficulty swallowing, which can have a profound impact on quality of life.

    Based on reported prevalence and diagnosis rates, we estimate that the 2012 diagnosed EoE patient population is approximately 160,000 patients in the US and approximately 145,000 patients in the EU. Despite the significant morbidity associated with EoE, there are currently no FDA-approved drugs, and the current mainstay of treatment, topical steroids, is associated with a short-lived duration of efficacy and local fungal infections. As such, there is a high unmet need for drugs that sustainably reduce symptoms and potentially alter the course of EoE.

    IL-13 antagonists have demonstrated efficacy in preclinical models of allergic and other immunological disorders. The first human proof-of-concept data was recently obtained in a Phase 2 study of Genentech's anti-IL-13 antibody lebrikizumab for the treatment of Asthma. Similar to Asthma, increased tissue levels of IL-13 present in EoE are associated with over-expression of certain proteins which may serve as predictive biomarkers for patients with higher response rates to therapy and/or targeted immunotherapy.

    We have an exclusive development license to RPC4046 from AbbVie and, based on a completed Phase 1 study conducted by AbbVie, we plan to initiate a randomized Phase 2 study in adolescent and adult active EoE patients in the first half of 2014 to demonstrate proof-of-concept in EoE. AbbVie holds an option to enter into a global collaboration with us for RPC4046 following the availability of results from the planned Phase 2 study. If AbbVie does not exercise its option, we will have an exclusive worldwide license for the development and commercialization of RPC4046.

        We utilize our proprietary GPCR structure-based drug discovery and design technology platform to identify potential best-in-class therapeutics for high-value GPCR targets. Our research includes our in-house program developing oral, small molecule, GLP-1R PAMs for the treatment of Type 2 Diabetes. Activation of the GLP-1 receptor with peptide modulators has been one of the most important therapeutic advances in the treatment of Type 2 Diabetes in the last decade. However, marketed GLP-1R peptide agonists are only available as injections, which has limited adoption of the therapy. We believe that an oral, potent, non-peptide modulator of GLP-1R would make this important therapeutic class more convenient and accessible to a wider population of Type 2 Diabetes patients. Our efforts involving GLP 1R PAMs for the treatment of Type 2 Diabetes have only been preclinical to date, and we have not filed an IND for this program. In addition to our in-house research discovery efforts, we have enacted several collaborations utilizing our proprietary GPCR platform. These consist of an ongoing collaboration with Ono Pharmaceutical Co., Ltd. (Ono), a completed partnership with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJP) and a completed collaboration with Eli Lilly and Company (Eli Lilly).

Our Strategy

        Our goal is to build a sustainable biopharmaceutical company that significantly advances innovative treatment alternatives for patients with immune disorders. Critical components of our business strategy include:

  •
  Focus our resources on advancing our product candidates to address unmet patient needs in immune disorders:

  •
  Successfully develop RPC1063 for the treatment of RMS.  We have initiated the Phase 2 portion of RADIANCE, our randomized Phase 2/3 study of RPC1063 in RMS. The goal of our development strategy for RPC1063 in RMS is to demonstrate clinically meaningful differentiation, including a favorable safety profile. We believe RPC1063 has the potential to be the best oral S1PR modulator for RMS.

  •
  Successfully develop RPC1063 for the treatment of UC.  We have initiated TOUCHSTONE, our randomized Phase 2 study of RPC1063 in UC. Our development strategy for RPC1063 in UC leverages the validation of S1P1R modulation in RMS. We believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC. Given a lack of disease-modifying oral therapeutics in late-stage development for IBD, we believe RPC1063 could effect a paradigm shift in IBD treatment not unlike the impact on RMS treatment dynamics caused by the entry of Gilenya®.

  •
  Successfully develop RPC4046 for the treatment of EoE.  Following a planned 2013 pre-IND meeting with the FDA, we intend to file a new IND for RPC4046 and initiate a randomized Phase 2 clinical study in EoE, an Orphan Disease for which there is currently no FDA-approved therapy. We believe we could potentially develop RPC4046 independently through regulatory approval, although AbbVie has an option to collaborate with us after the availability of Phase 2 results in EoE.

  •
  Retain substantial development and commercialization rights.  We intend to seek a development and commercial partner for RPC1063 after the availability of Phase 2 results to offset risk and preserve capital, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize shareholder value. If we are successful in developing RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force.

  •
  Mitigate development risk with validated mechanisms of action and use of biomarkers.  We seek to mitigate development risk by developing product candidates with validated mechanisms of action and by utilizing biomarkers that may correlate with clinical efficacy, such as lymphocyte count reduction for RPC1063 since other S1PR modulators have demonstrated a positive relationship between lymphocyte count reduction and efficacy in RMS. Biomarkers may also identify patient subgroups that may be more responsive to targeted therapy. For example, up-regulated tissue levels of certain proteins that we can measure in the clinical setting are associated with IL-13 expression and may serve as diagnostic biomarkers for EoE patients in our RPC4046 program. With respect to developing product candidates with validated mechanisms of action, we are relying upon third-party data which could prove to be inaccurate or unreliable and thus adversely affect our assumptions.

  •
  Accelerate timelines through innovative clinical design.  We seek to accelerate development timelines through innovative clinical study design, including our Phase 2/3 study in RMS which may allow us to eliminate a potentially lengthy period of time between completing enrollment for the Phase 2 portion of the study and initiating enrollment for the Phase 3 portion of the study. We have engaged proactively with regulatory authorities to define expedited pathways and secure high-level regulatory agreements, such as the two SPAs we have obtained from the FDA for our planned Phase 3 studies in RMS. The robust design of our ongoing Phase 2 study for RPC1063 in UC is another example of potentially accelerated development, as the FDA has indicated that if the results of the study are statistically and clinically persuasive, the balance of our registration program for RPC1063 in UC could be supported by a single Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. Based upon the lack of approved products in EoE, we plan to seek Orphan and/or Fast Track designation for RPC4046 in EoE which, if granted, may allow us to pursue an accelerated development program, including registration with a smaller patient safety database than otherwise required in non-Orphan indications as well as priority review, allowing for a more rapid development timeline to potential registration.

  •
  Build our pipeline in-house and through in-licensing.  We intend to deploy most of the net proceeds from this offering to develop our lead clinical compounds. However, we recognize the importance of building a pipeline to create a sustainable biopharmaceutical company. Drawing upon our experience with RPC4046, we may engage in further in-licensing, particularly where a product candidate potentially addresses a high unmet medical need within our development expertise. We have used our drug discovery platform to catalyze a novel preclinical research program focused on GLP-1R PAMs for the potential treatment of Type 2 Diabetes. Building upon our platform-associated expertise in GPCR targets, we have identified additional high-value GPCRs for which we may initiate drug discovery efforts in the future.

Risks Relating to Our Business

        We are a clinical-stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled "Risk Factors":

  •
  we have never been profitable, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales;

  •
  we will require substantial additional funding beyond the net proceeds from this contemplated offering to continue and complete the development and commercialization of our product candidates, and such funding may not be available on acceptable terms, or at all;

  •
  our product candidates may not have favorable results in ongoing or future clinical trials, which would adversely affect our ability to obtain a partner for any such product candidate and delay, limit or halt further development;

  •
  we may be subject to delays in our clinical trials, which could result in increased costs, limit our access to funding and delay or limit our ability to obtain regulatory approval for our product candidates;

  •
  we may be unable to demonstrate sufficient differentiation in the efficacy and/or safety profile of our product candidates compared to existing or future competitive products;

  •
  our product candidates may not receive regulatory approval in a timely manner, or at all;

  •
  we have never commercialized any of our product candidates and our products, even if approved, may not be accepted by healthcare providers or healthcare payors;

  •
  our development strategy relies upon data and other results obtained by third parties that may prove to be inaccurate, unreliable or inapplicable to our product candidates, which may cause us to make inaccurate assumptions and conclusions;

  •
  we may be unable to maintain and protect our intellectual property assets, which could impair the advancement of our pipeline and commercial opportunities; and

  •
  the patents of others may have an adverse effect on our business.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  no non-binding advisory votes on executive compensation or golden parachute arrangements; and

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Corporate Information

        We were incorporated in the State of Delaware in 2008 under the name "Receptor Pharmaceuticals, Inc." and changed our name to Receptos, Inc. in 2009. Our principal executive offices are located at 10835 Road to the Cure, Suite 205, San Diego, California 92121, and our telephone number is: (858) 652-5700. As of April 12, 2013, we had 36 employees, of which 17 hold M.D. or Ph.D. degrees. Twenty-eight of our employees are involved in our drug research and development operations, and eight are in general and administrative functions. Our website address is www.receptos.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares
Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of additional shares of common stock.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable to us. We intend to use the net proceeds received by us from this offering to fund continued development of our product candidate RPC1063 in ongoing clinical trials for relapsing multiple sclerosis and ulcerative colitis, development of our in-licensed product candidate RPC4046 in a clinical trial for eosinophilic esophagitis, other ongoing preclinical and research programs, and working capital and other general corporate purposes. See "Use of Proceeds" beginning on page 62.
Risk factors	See "Risk Factors" beginning on page 14 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol	"RCPT"

        The number of shares of common stock that will be outstanding after this offering is based on 93,035,280 shares outstanding as of April 12, 2013, and excludes:

  •
  1,794,005 shares of common stock issuable upon the exercise of options outstanding as of April 12, 2013, at a weighted average exercise price of $0.55 per share;

  •
                   shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2013 Stock Incentive Plan, or the 2013 Stock Plan, which reserve includes as of April 12, 2013, 498,012 shares of common stock available for issuance under our 2008 Stock Plan. On the date of this prospectus, any remaining shares available for issuance under our 2008 Stock Plan will be added to the shares reserved under our 2013 Stock Plan and we will cease granting awards under the 2008 Stock Plan; and

  •
                   shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Employee Stock Purchase Plan, or the ESPP.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, and our amended and restated bylaws, are each in effect;

  •
  the implementation of a 1-for-        reverse stock split;

  •
  the conversion of all outstanding shares of our Series A preferred stock and our Series B preferred stock into an aggregate of 72,329,196 shares of common stock, effective immediately prior to the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to                additional shares of common stock from us.

        Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Summary Consolidated Financial Data

        We derived the summary consolidated statements of operations data for fiscal years ended December 31, 2011 and 2012, and the summary consolidated balance sheet data as of December 31, 2012, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The following tables summarize certain of our consolidated financial data.

	Year ended December 31,
	2011	2012
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Collaborative revenue	$9,232	$8,647
Operating expenses:
Research and development	12,803	22,927
General and administrative	2,756	3,430

Total operating expenses	15,559	26,357

Loss from operations	(6,327)	(17,710)
Other income, net	217	—

Net loss	$(6,110)	$(17,710)

Net loss per share, basic and diluted(1)	$(1.04)	$(1.84)

Weighted-average shares used to compute basic and diluted net loss per share(1)	5,875,303	9,620,248

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.28)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)		62,699,381

(1)
See Note 1 within the notes to our consolidated financial statements which are included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per common share.

(2)
The calculations for pro forma net loss per share assume the conversion of all then outstanding shares of Series A preferred stock and Series B preferred stock as of December 31, 2012, and the cash exercise of all then outstanding warrants at $0.01 per share, into common stock as if they had occurred as of the beginning of the period presented or their issuance date, if later.

	As of December 31, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,427	$26,667	$
Working capital	71	21,311
Total assets	6,903	28,143
Total liabilities	7,070	7,070
Convertible preferred stock	39,816	—
Additional paid-in-capital	7,588	68,569
Accumulated deficit	(47,589)	(47,589)
Total stockholders' (deficit)/equity	(39,983)	21,073

(1)
The pro forma column reflects (i) the cash exercise of all outstanding warrants to purchase common stock (ii) the sale of 12,357,561 shares of Series B preferred stock on February 19, 2013 for net proceeds of $12,724,760 (iii) the sale of 8,238,377 shares of Series B preferred stock on March 27, 2013 for net proceeds of $8,467,010 and (iv) the conversion into common stock immediately prior to the completion of this offering of all outstanding shares of Series A preferred stock and Series B preferred stock as of December 31, 2012 and the additional shares of Series B preferred stock issued on February 19, 2013 and March 27, 2013.

(2)
The pro forma as adjusted column reflects the items described in (1) above and additionally reflects our receipt of the net proceeds from the sale of shares of common stock in this offering at an assumed public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of pro forma cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1.0 million shares in the assumed number of shares of common stock offered by us would increase (decrease) each of pro forma cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders' equity by approximately $             million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and growth prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See "Information Regarding Forward-Looking Statements" for information relating to these forward-looking statements.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

        We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology, undertaking preclinical studies and clinical trials of our product candidate RPC1063, and in-licensing and preparing for the clinical development of our product candidate RPC4046. As an early stage company, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Consequently, the ability to accurately assess our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

        Our actual financial condition and operating results have varied significantly in the past and are expected to continue to fluctuate significantly from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

  •
  the results of our clinical trials through all phases of clinical development;

  •
  the timing of commencement of and enrollment in our clinical trials;

  •
  potential side effects of our product candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

  •
  our ability to obtain, as well as the timeliness of obtaining, additional funding to develop our product candidates;

  •
  our ability to secure and maintain collaborations, licensing or other arrangements for the future development and/or commercialization of our product candidates, as well as the terms of such arrangements;

  •
  the results of clinical trials or marketing applications for product candidates that may compete with our product candidates;

  •
  competition from existing products as well as new products that may receive marketing approval;

  •
  the entry of generic versions of products that compete with our product candidates;

  •
  the timing of regulatory review and approval of our product candidates;

  •
  market acceptance of our product candidates that receive regulatory approval, if any;

  •
  our ability to establish an effective sales and marketing infrastructure directly or through collaborations with third parties;

  •
  the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

  •
  our ability, and the ability of third parties on which we rely upon for clinical development of our product candidates such as contract research organizations (CROs), to adhere to clinical study and other regulatory requirements;

  •
  the ability of third party manufacturers to manufacture our product candidates for the conduct of clinical trials and, if approved, for successful commercialization;

  •
  the costs to us, and our ability as well as the ability of any third party collaborators, to obtain, maintain and protect intellectual property rights covering our product candidates and technologies;

  •
  costs related to potential intellectual property disputes, and the outcome of any such dispute;

  •
  our ability to adequately support future growth;

  •
  our ability to attract and retain key personnel to manage our business effectively;

  •
  our ability to identify and develop additional product candidates; and

  •
  our ability to build our finance infrastructure and improve our accounting systems and controls.

        Accordingly, the likelihood of our success must be evaluated in light of many potential challenges and variables associated with an early-stage drug development company, many of which are outside of our control, and past operating or financial results should not be relied on as an indication of future results.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

        We have incurred significant operating losses since our inception in 2008. Our net loss for the years ended December 31, 2011 and 2012 was approximately $6.1 million and $17.7 million, respectively. As of December 31, 2012, we had an accumulated deficit of $47.6 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring losses for the foreseeable future. We also expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates.

        We do not anticipate generating revenues from sales of products for the foreseeable future, if ever. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our ability to generate future revenues from product sales depends heavily on our success in:

  •
  completing development and clinical trial programs for our product candidates RPC1063 and RPC4046;

  •
  entering into collaboration and license agreements, particularly with respect to the development and commercialization of RPC1063;

  •
  seeking and obtaining marketing approvals for any product candidates that successfully complete clinical trials;

  •
  establishing and maintaining supply and manufacturing relationships with third parties; and

  •
  successfully commercializing any product candidates for which marketing approval is obtained, including with one or more partners or, if launched independently, successfully establishing a sales force, marketing and distribution infrastructure.

        If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Therefore, even if we are able to generate revenues from the sale of any approved product, we may never become profitable. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

        Our operations have consumed substantial amounts of cash since inception. We are currently conducting the Phase 2 portion of a Phase 2/3 study of RPC1063 in Relapsing Multiple Sclerosis (RMS) and a Phase 2 study of RPC1063 in Ulcerative Colitis (UC), and we are preparing to conduct a Phase 2 study of RPC4046 in Eosinophilic Esophagitis (EoE). Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the US Food and Drug Administration (FDA) or any foreign regulatory agency, such as the European Medicines Agency (EMA), requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of RPC1063 and RPC4046, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing.

        The expected net proceeds from this offering will not be sufficient for us to complete advanced clinical development of any of our product candidates or, if applicable, to prepare for commercializing any product candidate that is approved. Accordingly, we will continue to require substantial additional capital beyond the expected net proceeds from this offering to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates.

        The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

  •
  the progress, costs, results of and timing of our ongoing and planned clinical trials;

  •
  our ability to enter into collaborative agreements for the development and commercialization of our product candidates, particularly RPC1063;

  •
  the willingness of the FDA and EMA to accept our clinical and preclinical studies and other work as the basis for review and approval of product candidates;

  •
  the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and any similar regulatory agencies;

  •
  whether AbbVie Bahamas Ltd. and AbbVie Inc., which we refer to together as AbbVie (formerly a part of Abbott Laboratories), exercises its option, following the availability of results from the planned Phase 2 trial of RPC4046 in EoE, to collaborate with us on the development and commercialization of RPC4046;

  •
  the number of product candidates and indications that we pursue, whether developed from our research program for glucagon-like peptide-1 small molecule positive allosteric modulators (GLP-1R PAMs), otherwise developed internally or in-licensed;

  •
  the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;

  •
  our need to expand our development activities and, potentially, our research activities;

  •
  the timing and costs associated with establishing sales and marketing capabilities;

  •
  market acceptance of any approved product candidates;

  •
  the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

  •
  the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

  •
  the extent to which we are required to pay milestone or other payments under our in-license agreements and the timing of such payments;

  •
  our need and ability to hire additional management, development and scientific personnel; and

  •
  our need to implement additional internal systems and infrastructure, including financial and reporting systems.

        Some of these factors are outside of our control. Upon the completion of this offering, based upon our current expected level of operating expenditures, we believe that we will be able to fund our operations into the second half of 2014. This period could be shortened if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. We do not expect our existing capital resources, including the net proceeds from this offering, to be sufficient to enable us to complete the Phase 3 portion of the Phase 2/3 study of RPC1063 in RMS, if it is commenced, or to complete the Phase 2 study of RPC4046 in EoE. See "Use of Proceeds." Accordingly, we expect that we will need to raise substantial additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all.

        If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

  •
  seek collaborators for one or more of our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

  •
  relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

  •
  significantly curtail one or more of our research or development programs or cease operations altogether.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

        We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

There is substantial doubt as to our ability to continue as a going concern.

        Due to our recurring losses from operations, there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Our audited consolidated financial statements at December 31, 2012 and for the year then ended were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this prospectus contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

        We have incurred substantial losses during our history. We do not anticipate generating revenues from sales of products for the foreseeable future, if ever, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed our analysis to determine what, if any, impact any prior ownership change has had on our ability to utilize our net operating loss carryfowards. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2012, we had federal net operating loss carryforwards of approximately $41.3 million that could be limited if we have experienced, or if in the future we experience, an ownership change, which could have an adverse effect on our future results of operations.

Risks Related to Our Business and Industry

We are heavily dependent on the success of our product candidate RPC1063. We are also dependent on the success of our product candidate RPC4046. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

        Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidate RPC1063, which is in Phase 2 studies for RMS and UC. Our business and future success also depends on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidate RPC4046, which we are preparing for a Phase 2 study in EoE. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of or partnering with a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA or any other foreign regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for RPC1063 or RPC4046 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA or any other foreign regulatory authority for either of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of RPC1063, RPC4046 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause our stock price to fall.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We have never completed a Phase 2 study, conducted a Phase 3 trial or submitted a New Drug Application (NDA).

        Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates and studies and trials of other products with similar mechanisms of action to our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in preclinical and Phase 1 clinical studies for RPC1063 do not ensure that our current Phase 2 trials or later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Our future clinical trial results may not be successful.

        We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

  •
  obtaining regulatory approval to commence a trial;

  •
  reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

  •
  obtaining Institutional Review Board (IRB) approval at each site;

  •
  obtaining regulatory concurrence on the design and parameters for the trial;

  •
  obtaining approval for the design of the Phase 2/3 trial of RPC1063 in RMS in each country targeted for trial enrollment;

  •
  recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;

  •
  having patients complete a trial or return for post-treatment follow-up;

  •
  clinical sites deviating from trial protocol or dropping out of a trial;

  •
  adding new clinical trial sites;

  •
  manufacturing sufficient quantities of product candidate for use in clinical trials; or

  •
  the availability of adequate financing and other resources.

        Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to our clinical development of RPC1063 in RMS, the recent availability of oral therapies such as Gilenya® (fingolimod), Aubagio® (teriflunomide) and TecfideraTM may cause patients to be less willing to participate in our clinical trial for an oral therapy in regions, in which an oral therapy has been approved. Since RMS is a competitive market in certain regions such as the US and the European Union (EU) with a number of product candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty in reaching our enrollment targets. In addition, the relatively limited number of RMS patients worldwide (estimated at 500,000) may make enrollment more challenging.

        We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Monitoring Committee (DMC) for such trial or by the FDA or other regulatory authorities. We or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in one or both of our Phase 2 trials for RPC1063 in RMS and UC or the planned Phase 3 portion of the Phase 2/3 study of RPC1063 in RMS, which could result in a delay, suspension or termination of the other Phase 2 trial or the planned Phase 3 portion of the Phase 2/3 study of RPC1063 in RMS. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

        If RPC1063, RPC4046 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our Phase 2 trials ongoing for RPC1063 in RMS and/or UC do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of RPC1063 as well our stock price and our ability to create stockholder value would be materially and adversely affected.

        In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, or to acquire any marketed, previously approved products, our ability to create long-term stockholder value will be limited.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

        The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. In addition, the competition in the RMS market is intense. We have competitors both in the US and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. For example, the branded RMS treatment market today includes the ABCRs (including Avonex® (interferon (IFN) b-1a), Betaseron® (IFN b-1b), Copaxone® (glatiramer acetate) and Rebif® (IFN b-1a)), Tysabri® (natalizumab), mitoxantrone, Aubagio®, Gilenya® and the recently approved TecfideraTM. In addition, in 2012 two drug candidates for RMS were submitted for regulatory approval, laquinimod (in the EU) and LemtradaTM, and there are a number of active clinical trials ongoing in RMS for additional product candidates. For Inflammatory Bowel Disease (IBD), which consists of UC and Crohn's Disease (CD), drug sales from three therapeutic categories substantially comprise the market, including intestinal anti-inflammatory drugs (including mesalamine, budesonide, hydrocortisone and others), immunosuppressive agents (including Remicade® (infliximab), Tysabri®, Cimzia® (certolizumab pegol) and Humira® (adalimumab)) and antimetabolites (including methotrexate and others), and there are several late-stage pipeline programs in development for IBD indications. For EoE, there are currently no approved drugs indicated for that disorder, although steroids are prescribed off-label and several anti-inflammatory targeted drugs are in development for EoE.

        Oral RMS therapies in particular represent competition for us, since RPC1063 is being developed as an oral therapy. The first oral treatment for RMS, Novartis' Gilenya®, was approved in September 2010. In 2012, its second full year after commercial launch, Gilenya® achieved $1.2 billion in worldwide sales. Like RPC1063, Gilenya® is an S1PR modulator, although non-selective. Whereas Gilenya® is already approved and is currently being marketed, RPC1063 is in a Phase 2 trial for RMS and will require significant additional clinical development before it will be eligible for approval, if ever. Gilenya® will thus have at least a several-year period, prior to any market entrance by RPC1063, in which to acquire additional brand identity and market share. Aside from Gilenya®, other oral therapies for RMS have recently been, or may soon be, approved. Specifically, in September 2012, Genzyme's Aubagio® became the second oral therapy approved for RMS, and on March 27, 2013, Biogen Idec's TecfideraTM became the third oral therapy approved for RMS. Of the two drug candidates for RMS submitted for regulatory approval in 2012, one (laquinimod, submitted for approval in the EU) is also an oral therapy. Although not an S1PR modulator, TecfideraTM in particular is expected to build upon the shift in treatment paradigm from a largely injectable product landscape to an oral product landscape. Beyond Gilenya®, which is approved, the late stage S1PR modulator drug pipeline of potential competition in RMS consists of three programs: Novartis' siponimod; ONO-4641 which is under development by Merck Serono and Ono Pharmaceuticals; and Actelion's ponesimod. In addition to these programs, Mitsubishi Tanabe initiated a Phase 2 study of MT-1303, an S1PR modulator, in RMS in January 2013.

        Although we believe RPC1063 has the potential to demonstrate differentiation as the best S1PR modulator in RMS, as clinical development of RPC1063 is conducted and trial results become known it is possible that the data will not support such differentiation, whether as a result of the effectiveness of RPC1063 in RMS or as a result of its safety profile. With respect to efficacy, for example, whereas Gilenya® is a non-selective S1PR modulator with activity on four of the five S1P receptors and RPC1063 is by comparison more selective for the S1P1R, it is possible that efficacy for an S1PR modulator benefits from, and is potentially dependent upon, broader activity among the S1P receptors and that RPC1063's profile will not result in best-among-S1PR modulator effectiveness, or even meaningful effectiveness. Moreover, although we believe RPC1063 has the potential for clinically meaningful improved safety features, no data yet exists with respect to the safety profile of RPC1063 beyond preclinical and Phase 1 study results. Inasmuch as RPC1063 will, if approved in RMS, be entering a market in which the first approved oral therapy (Gilenya®, which is also an S1PR modulator) will have been available since 2010, the absence of differentiation for RPC1063 as the best S1PR modulator in RMS may adversely affect the ability of RPC1063 to be approved for commercialization. If approved, the absence of differentiation for RPC1063 as the best S1PR modulator in RMS would adversely affect the ability of RPC1063 to gain market share and otherwise be commercialized successfully. In addition, at such time as RPC1063 is approved for marketing in RMS, if ever, the patent protection for Gilenya® may have lapsed, in which case generic treatments of Gilenya® may be available. The competition represented by generic alternatives to or versions of an S1PR modulator, including the expected lower cost of any such generic alternatives, would adversely affect the ability of RPC1063, if approved, to gain market share and otherwise be commercialized successfully.

        We believe that the effects of S1P1R modulation may have utility in other immune disorders in addition to RMS, such as UC, and we have initiated a Phase 2 study of RPC1063 in UC. Although we believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC, as clinical development of RPC1063 in UC is conducted and trial results become known it is possible that the data will not support such differentiation, whether as a result of the effectiveness of RPC1063 in UC, the safety profile of RPC1063 or the relative pace of development and potential timing for regulatory approval, if any, of RPC1063 in UC. Other S1PR modulators such as Gilenya® may also pursue approval in immune disorders such as UC. In the instance of Gilenya®, its status as a currently approved therapy in RMS may provide it with an advantage in becoming the first S1PR modulator approved in other indications such as UC. It is also possible, particularly as clinical results for the use of an S1PR modulator in UC become available (including, for example, from our Phase 2 trial of RPC1063 in UC, if successful), that an approved therapy, such as Gilenya®, could be used for UC patients notwithstanding the absence of regulatory approval (so called "off-label" use). Where applicable, off-label use of generic alternatives to Gilenya® may also occur. Tofacitinib, an oral JAK tyrosine kinase inhibitor currently in development by Pfizer for CD and UC, completed a Phase 2 study in 2011 and is in four Phase 3 trials. Although tofacitinib is not an S1P1R modulator, its advanced stage of development relative to RPC1063 in UC may provide tofacitinib with the opportunity to become the first approved oral therapy for UC. In December 2010, Novartis initiated a Phase 2 study of KRP203 in UC and CD. Like Gilenya®, KRP203 is a non-selective S1PR modulator and, given that it started a Phase 2 study in December 2010, KRP203 could become the first approved oral therapy (and S1PR modulator) for UC. If RPC1063 is not the first-approved S1PR modulator for UC, the ability of RPC1063 to be approved for commercialization in UC may be adversely affected. In addition, the absence of such status for RPC1063 as an S1P1R modulator and/or oral therapy in UC, as well as any off-label use of another S1P1R modulator in UC, would adversely affect the ability of RPC1063, if approved, to gain market share and otherwise be commercialized successfully in UC.

        RPC4046 is a recombinant, humanized, high-affinity, selective, anti-interleukin-13 (IL-13) monoclonal antibody. IL-13 antagonists have demonstrated efficacy in preclinical models of allergic and other immunological disorders, with the first human proof-of-concept data being recently obtained in a Phase 2 study of Genentech's anti-IL-13 antibody lebrikizumab for the treatment of Asthma. We intend to file a new IND for RPC4046 and thereafter initiate a Phase 2 clinical study in an allergic/immune-mediated disorder, EoE, which is an Orphan Disease for which there is currently no FDA-approved therapy. It is possible that other anti-IL-13 antibodies may also pursue approval in EoE. For example, QAX-576, an intravenously administered anti-IL-13 antibody currently in development by Novartis for EoE and other indications, has completed an exploratory single dose Phase 2 study in 25 patients with EoE. The absence of status for RPC4046 as the first-approved therapy in EoE would adversely affect the ability of RPC4046, if approved, to gain market share and otherwise be commercialized successfully in EoE. If RPC4046 is not the first-approved therapy for EoE, the ability of RPC4046 to be approved for commercialization may be adversely affected. If approved, the presence of other approved therapies, including in particular any other anti-IL-13 antibodies, would adversely affect the ability of RPC4046 to gain market share and otherwise be commercialized successfully.

        Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than any drug candidate that we are currently developing or that we may develop. If approved, our product candidates will face competition from commercially available drugs as well as drugs that are in the development pipelines of our competitors.

        Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA, EMA or other regulatory approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business.

        We believe that our ability to successfully compete will depend on, among other things:

  •
  the efficacy and safety of our product candidates, including as relative to marketed products and product candidates in development by third parties;

  •
  the time it takes for our product candidates to complete clinical development and receive marketing approval;

  •
  the ability to maintain a good relationship with regulatory authorities;

  •
  the ability to commercialize and market any of our product candidates that receive regulatory approval;

  •
  the price of our products, including in comparison to branded or generic competitors;

  •
  whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;

  •
  the ability to protect intellectual property rights related to our product candidates;

  •
  the ability to manufacture and sell commercial quantities of any of our product candidates that receive regulatory approval; and

  •
  acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers.

        If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

        Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we intend to seek to enter into collaborations with companies that have more resources and experience. For example, we intend to seek a development and commercial partner for RPC1063 after the availability of Phase 2 results, particularly since the substantial costs of developing an RMS therapy in later stage clinical trials may otherwise be prohibitive. If we are unable to obtain a partner for RPC1063, we may be unable to advance the development of RPC1063 through late-stage clinical development and seek approval in any market. In addition, although AbbVie has an option to enter into a global collaboration for RPC4046 with us following the availability of Phase 2 results in EoE, if AbbVie declines such option we may elect to seek a different development and commercial partner for RPC4046 if we believe such Phase 2 results warrant further development. We do not intend to enter into a collaboration agreement for the development of RPC1063 unless we retain key decision-making, development and/or commercialization rights, and it may be difficult to find a suitable partner willing to share such rights. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. There are a limited number of potential partners, and we expect to face competition in seeking appropriate partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, if at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We may not be successful in maintaining development and commercialization collaborations, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

        Even if we are able to establish collaboration arrangements, any such collaboration may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. When we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. For example, if AbbVie elects to exercise its option to enter into a global collaboration for RPC4046 with us following the availability of Phase 2 results in EoE, AbbVie will have control of any ex-US commercialization in the event RPC4046 is approved. It is possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of our common stock. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration, and the payment we receive from our partner may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

        We are subject to a number of additional risks associated with our dependence on collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, a partner could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

  •
  reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;

  •
  actions taken by a partner inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration; or

  •
  unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

AbbVie retains rights to the antibody which is the subject of RPC4046 which could conflict with the development and commercialization of RPC4046.

        RPC4046 is a recombinant, humanized, high affinity, selective anti-IL-13 monoclonal antibody. Our rights to RPC4046, which are the subject of an exclusive development agreement with AbbVie which is limited in scope to conducting a Phase 2 study of RPC4046 in EoE, do not preclude AbbVie from using the anti-IL-13 antibody in certain other products. Whether AbbVie elects to exercise its option to enter into a global collaboration for RPC4046 with us following the availability of Phase 2 results in EoE, or in the alternative AbbVie does not elect such a collaboration and we receive an exclusive worldwide license to RPC4046 which will be unlimited as to indications, AbbVie will retain the right to use the anti-IL-13 antibody in certain other products. While we believe that any such product would necessarily be meaningfully different from RPC4046, there can be no assurance that any such product would not have certain qualities in common with or similar to RPC4046 and thus be potentially competitive with RPC4046, or that adverse events arising from the clinical development of any such product would not have an impact on the development, commercialization or potential value of RPC4046 due, for example, to such qualities. With respect to the patent portfolio for RPC4046, which is in-licensed from AbbVie, AbbVie maintains rights to prosecute and maintain patents and patent applications within the portfolio as well as to assert such patents against infringers within and outside the scope of the license to us and to defend such patents against claims of invalidity and unenforceability. Although we have rights to consult with AbbVie on actions taken as well as back-up rights of prosecution and enforcement, another AbbVie product covered by the same patent portfolio, such as a different product using the anti-IL-13 antibody, could potentially influence AbbVie's interests in the exercise of its prosecution, maintenance and enforcement rights in a manner that may favor the interests of such other product as compared with RPC4046. In addition, while the term of the composition of matter patent for RPC4046 in the US could be extended up to five additional years under the provisions of the Hatch-Waxman Act if RPC4046 achieves regulatory approval, such an extension for RPC4046 is subject to AbbVie's consent where AbbVie does not exercise its option to enter into a global collaboration for RPC4046 with us and we instead receive an exclusive worldwide license to RPC4046. If the extension is otherwise available in such context it is possible that AbbVie would instead utilize or choose to reserve the opportunity for an extension of the composition of matter patent for a different product using the anti-IL-13 antibody, in which case we would not have the benefit of a potential extended patent term for RPC1063.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

        The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

        Our product candidates could fail to receive regulatory approval for many reasons, including the following:

  •
  the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

  •
  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

  •
  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

  •
  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application (NDA), supplemental NDA (sNDA), Biologics License Application (BLA) or other submission or to obtain regulatory approval in the US or elsewhere;

  •
  the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third party manufacturers with which we contract for clinical and commercial supplies; and

  •
  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

        This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market RPC1063 and/or RPC4046, which would harm our business, results of operations and prospects significantly.

        In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

        We have not previously submitted an NDA, a BLA, a Marketing Authorization Application (MAA) or any similar drug approval filing to the FDA, the EMA or any comparable foreign authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RMS, UC and EoE) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

        Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

        RPC1063 is an S1PR modulator which is selective for the GPCR termed S1P1R. Upon initial treatment, S1PR modulators cause a dose-dependent transient drop in heart rate that attenuates over time. During its development program, Gilenya®, a non-selective S1PR modulator, was reported to cause certain cardiovascular side effects, including abnormal slowing of the heart rate, or bradyarrhythmia, and atrioventricular (AV) blocks after first dose administration. The prescribing information for Gilenya® requires that six hours of cardiac monitoring occur upon first dose administration to observe patients for potential cardiovascular side effects. In a Phase 1 study of RPC1063, the findings we observed are consistent with the biology of S1P1R agonism, including potential dose-dependent effects on target organ systems, such as cardiovascular and pulmonary effects, with subjects treated with higher doses (such as 1.5 mg and higher) experiencing greater changes on parameters. Although pharmaceutic properties of RPC1063 including low maximum concentration (or "Cmax"), slow time to maximum concentration (or "Tmax") and lower overall exposure may provide the potential for an improved cardiac conduction profile which may reduce risk of cardiovascular side effects, in our ongoing development of RPC1063 we are also employing a dose titration strategy to further improve patient outcomes upon first dose administration. Based on the high potency of RPC1063, we are exploring the potential for efficacy at a lower dose in an effort to further improve the cardiovascular safety profile. Despite these features and efforts, as clinical development of RPC1063 is conducted and trial results become known, it is possible the data will reveal that RPC1063 may have a cardiovascular safety profile which is no better than, and possibly inferior to, Gilenya®. Moreover, whether or not RPC1063 has an improved profile, since RPC1063 is an S1PR modulator, physicians may nonetheless associate RPC1063 with adverse cardiovascular side effects. In connection with any approval of RPC1063, cardiac monitoring may be required upon first dose administration to observe patients for potential cardiovascular side effects. Required cardiac monitoring as well as dose titration, will adversely affect the convenience of prescribing RPC1063 and the initiation of patients on the therapy, if RPC1063 is approved, and may thus adversely affect the adoption and market potential of RPC1063.

        Common Gilenya® adverse reactions include headache, influenza, diarrhea, back pain, liver transaminase elevations and cough. In addition to the risks of bradyarrhythmia and AV blocks, prescribing information warnings and precautions for Gilenya® include risks of infection, macular edema, respiratory effects, hepatic effects (elevations in liver enzymes), fetal risk, blood pressure effects and immune system effects following discontinuation of therapy (long lymphocyte recovery time of one-to-two months). Aside from hepatic effects, we believe these reactions and risks are associated with S1PR modulation. Since RPC1063 is also an S1PR modulator, although selective for S1P1R, these adverse reactions and risks could apply to use of RPC1063. However, we believe that by virtue of its pharmaceutic properties, RPC1063 has the potential to improve upon the cardiovascular side effect profile and immune system effects following discontinuation of therapy as well as the non-class hepatic effects.

        If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may withdraw approvals of such product;

  •
  regulatory authorities may require additional warnings on the label;

  •
  we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

  •
  we could be sued and held liable for harm caused to patients; and

  •
  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If serious adverse events or other undesirable side effects are identified during the development of RPC1063 or any other product candidate for one indication, we may need to abandon our development of RPC1063 or such other product candidate for any other indications.

        We are simultaneously developing RPC1063 for both RMS and UC. When a drug candidate is in development for multiple indications, different patient populations are involved and side effects could be identified in either population. Side effects found during the development of RPC1063 or any other product candidate for one indication, particularly if severe or having unexpected characteristics, could require us to abandon our development of RPC1063 or any other product candidate at issue for other potential indications. We cannot assure you that severe or unexpected side effects with respect to RPC1063 or any other product candidate will not develop in current or future clinical trials, which could delay or preclude regulatory approval of RPC1063 or any other product candidate at issue or limit its commercial use.

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

        We have relied upon and plan to continue to rely upon third party CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with current good clinical practices (GCPs), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area (EEA) and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, significant portions of the clinical studies for our product candidates are expected to be conducted outside of the US, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including GCPs. Failure to comply with applicable regulations in the conduct of the clinical studies for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

        Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

        If any of our relationships with these third party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

        Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

        If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

        We rely on our manufacturers to purchase from third party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

        For RPC4046, as part of our Development License and Option Agreement, AbbVie has agreed to manufacture quantities of RPC4046 drug substance and drug product needed for preclinical and clinical studies, including the planned Phase 2 study of RPC4046 in EoE. Should AbbVie elect at its option to enter into a collaboration with us following the completion of the planned Phase 2 trial of RPC4046 in EoE, AbbVie can elect to manufacture and supply the collaboration with RPC4046 or effect technology transfer to a third party manufacturer to supply the collaboration. If AbbVie does not exercise its option to collaborate, the parties will either agree on the terms for AbbVie to supply RPC4046 to us or AbbVie will effect technology transfer to a third party manufacturer. If technology transfer occurs in either scenario, and if we or AbbVie are unable to arrange for such a third party manufacturing source or fail to do so on commercially reasonable terms, or if AbbVie fails to supply RPC4046 on a timely basis, any ability to develop and commercialize RPC4046 will be adversely affected. Additionally, an inability to effect technology transfer in a timely fashion will impact the pace and potential success of our development efforts as well as our prospects for potential commercialization.

        As part of our planned development program for RPC4046, we will request a pre-IND application meeting with the FDA by the end of 2013 and we expect thereafter to submit an IND in the first half of 2014. These activities may lead to the initiation of a Phase 2 trial in EoE shortly thereafter. However, we will need to provide appropriate regulatory agencies in the US and EU with a chemistry, manufacturing and control (CMC) comparability assessment filing. Specifically, a number of improvements have been made to the RPC4046 manufacturing process since drug product was manufactured and used in a Phase 1 study of RPC4046. Although drug product has been manufactured using this new process, it has not been used in a clinical study. Therefore, a comparability assessment of the Phase 1 and Phase 2 processes must be filed and approved prior to initiation of the planned Phase 2 study of RPC4046 in EoE. Although we believe information provided to us by AbbVie indicates that, in its current state, the manufacturing process for RPC4046 has been sufficiently developed to produce materials appropriate for Phase 2 clinical development, final approval will only be granted after the regulatory agencies have been allowed to review all of the relevant data. The absence of a timely approval could adversely affect the availability of suitable RPC4046 drug product and thus adversely impact both our ability to commence, as well as the timing of, the planned Phase 2 trial of RPC4046 in EoE.

        We expect to continue to depend on contract manufacturers or other third party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

We rely on clinical data and results obtained by third parties that could ultimately prove to be inaccurate or unreliable.

        As part of our strategy to mitigate development risk, we seek to develop product candidates with validated mechanisms of action and we utilize biomarkers to assess potential clinical efficacy early in the development process. This strategy necessarily relies upon clinical data and other results obtained by third parties that may ultimately prove to be inaccurate or unreliable. Further, such clinical data and results may, at times, be based on products or product candidates that are significantly different from our product candidates. If the third-party data and results we rely upon prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates and our research and development efforts could be materially adversely affected.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

        Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. For example, the prescribing information for Gilenya® requires that six hours of cardiac monitoring occur upon first dose administration to observe patients for potential cardiovascular side effects. In connection with any approval of RPC1063, cardiac monitoring may be required upon first dose administration. Required cardiac monitoring will adversely affect the convenience of prescribing RPC1063 and the initiation of patients on the therapy if RPC1063 is approved, and may thus adversely affect the adoption and market potential of RPC1063.

        If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

  •
  fines, warning letters or holds on clinical trials;

  •
  refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; and

  •
  injunctions or the imposition of civil or criminal penalties.

        The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates, or generate product revenues.

        We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize any product candidates that receive marketing approval, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of RPC4046, should AbbVie elect to enter into a collaboration with us following completion of the planned Phase 2 trial of RPC4046 in EoE, then we will have co-promotion and commercialization rights with AbbVie in the US with AbbVie having control of commercialization outside the US. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner (including AbbVie if it exercises its option to collaboration with us on RPC4046) does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Although we have obtained SPA agreements for the planned Phase 3 portion of our Phase 2/3 study of RPC1063 for RMS as well as a second planned Phase 3 study of RPC1063 in RMS, these agreements do not guarantee any particular outcome from regulatory review of these trials of RPC1063.

        On February 28, 2013, we obtained SPA agreements from the FDA for the planned Phase 3 portion of our Phase 2/3 study of RPC1063 for RMS (called RADIANCE) as well as a second planned Phase 3 study of RPC1063 in RMS. The FDA's SPA process creates a written agreement between the sponsoring company and the FDA regarding clinical trial design and other clinical trial issues that can be used to support approval of a product candidate. The SPA is intended to provide assurance that if the agreed upon clinical trial protocols are followed and the clinical trial endpoints are achieved, the data may serve as the primary basis for an efficacy claim in support of an NDA. However, SPA agreements are not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. In particular, SPA agreements are not binding on the FDA if previously unrecognized public health concerns arise during the performance of the clinical trial, if other new scientific concerns regarding product candidate safety or efficacy arise or if the sponsoring company fails to comply with the agreed upon clinical trial protocols. Moreover, SPA agreements do not address all of the variables and details that may go into planning for or conducting a clinical trial, and any change in the protocol for a clinical trial can invalidate the SPA agreement or require the sponsor to submit an amendment. There can be no assurance that the FDA will ultimately consider either of our SPA agreements to be binding, in which event the FDA could assert that additional data, including data obtained through one or more additional clinical trials, may be required to support a regulatory submission. In addition, while an SPA agreement addresses the requirements for submission of an NDA, the results of the related clinical trial(s) may not support FDA approval.

Our revenues to date have been generated through our collaboration agreements and we may not receive any additional revenues under such agreements.

        To date, our sources of revenue have been the upfront and milestone payments received under now-concluded collaborations utilizing our proprietary GPCR platform with Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Eli Lilly & Co., as well as an our ongoing collaboration with Ono Pharmaceutical Co., Ltd. We do not expect to receive further payments pursuant to the collaborations with Ortho-McNeil-Janssen Pharmaceuticals and Eli Lilly. Additional payments under the collaboration with Ono Pharmaceuticals are based on research and development funding and the achievement of various research and development milestones. Future payments from Ono Pharmaceuticals are uncertain because the nature of the research and development activities is inherently uncertain, and Ono Pharmaceuticals may choose not to pursue the collaboration activities that would support achievement of the milestones. If we do not receive any further milestone payments from Ono Pharmaceuticals and we are unable to enter into new collaborations utilizing our proprietary GPCR platform, then our reliance on other potential sources of funding for our operations will be increased. Financing from such other potential sources may not be available to us on acceptable terms, or at all.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payors, patients and the medical community.

        Even if we obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

  •
  the efficacy and safety as demonstrated in clinical trials;

  •
  the timing of market introduction of the product candidate as well as competitive products;

  •
  the clinical indications for which the product candidate is approved;

  •
  acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;

  •
  the convenience of prescribing and initiating patients on the product candidate, which may be adversely affected in the instance of RPC1063 by dose titration as well as cardiac monitoring upon first dose administration;

  •
  the potential and perceived advantages of such product candidate over alternative treatments;

  •
  the cost of treatment in relation to alternative treatments, including any similar generic treatments;

  •
  the availability of adequate reimbursement and pricing by third party payors and government authorities;

  •
  relative convenience and ease of administration;

  •
  the prevalence and severity of adverse side effects; and

  •
  the effectiveness of sales and marketing efforts.

        If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenues, and we may not become or remain profitable.

Even if we obtain and maintain approval for any of our product candidates from the FDA, we may never obtain approval for such product candidates outside of the US, which would limit our market opportunities and adversely affect our business.

        Sales of our product candidates outside of the US will be subject to foreign regulatory requirements governing clinical trials and marketing approval and, to the extent that we retain commercial rights following clinical development, we would plan to seek regulatory approval to commercialize our product candidates in the US, the EU and additional foreign countries. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing of the product candidates in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the US, including additional preclinical studies or clinical trials. In many countries outside the US, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products is also subject to approval. We may decide to submit an MAA to the EMA for approval in the EEA. As with the FDA, obtaining approval of an MAA from the EMA is a similarly lengthy and expensive process and the EMA has its own procedures for approval of product candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the US and the EEA also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval for any of our product candidates may be withdrawn. If we fail to comply with the regulatory requirements in international markets and or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected.

Coverage and reimbursement decisions by third party payors may have an adverse effect on pricing and market acceptance. Recent legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

        There is significant uncertainty related to the third party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the US, the EU and other selected foreign jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to successfully commercialize any such product candidate.

Reimbursement by a third party payor may depend upon a number of factors, including, without limitation, the third party payor's determination that use of a product is:

  •
  a covered benefit under its health plan;

  •
  safe, effective and medically necessary;

  •
  appropriate for the specific patient;

  •
  cost-effective; and

  •
  neither experimental nor investigational.

        Obtaining coverage and reimbursement approval for a product from a government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or to have pricing set at a satisfactory level. If reimbursement of our future products, if any, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

        In some foreign countries, particularly in the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of any of our product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

        In the US, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for any of our product candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain outside of the Medicare Part D prescription drug plan. Moreover, while Medicare Part D applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

        The US and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payors in the US and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the US, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

  •
  the demand for any of our product candidates, if approved;

  •
  the ability to set a price that we believe is fair for any of our product candidates, if approved;

  •
  our ability to generate revenues and achieve or maintain profitability;

  •
  the level of taxes that we are required to pay; and

  •
  the availability of capital.

        In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, ACA), became law in the US. The goal of ACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of any of our product candidates, if they are approved. Provisions of ACA relevant to the pharmaceutical industry include the following:

  •
  an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, not including orphan drug sales;

  •
  an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

  •
  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

  •
  extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

  •
  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level beginning in 2014, thereby potentially increasing manufacturers' Medicaid rebate liability;

  •
  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

  •
  new requirements to report certain financial arrangements with physicians and teaching hospitals, as defined in ACA and its implementing regulations, including reporting any payment or "transfer of value" made or distributed to teaching hospitals, prescribers and other healthcare providers and reporting any ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations during the preceding calendar year, with data collection and reporting to be required at a later date yet to be specified;

  •
  expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

  •
  a licensure framework for follow-on biologic products; and

  •
  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

        On June 28, 2012, the US Supreme Court upheld the constitutionality of ACA, excepting certain provisions that would have required each state to expand its Medicaid programs or risk losing all of the state's Medicaid funding. At this time, it remains unclear whether there will be any further changes made to ACA, whether in part or in its entirety. Some states have indicated that they intend to not implement certain sections of the ACA, and some members of the US Congress are still working to repeal the ACA. We cannot predict whether these challenges will continue or other proposals will be made or adopted, or what impact these efforts may have on us.

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

        Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially Faheem Hasnain, our President and Chief Executive Officer, Graham Cooper, our Chief Financial Officer, Sheila Gujrathi, our Chief Medical Officer, Marcus Boehm, our Chief Technology Officer, Robert Peach, our Chief Scientific Officer, Chrysa Mineo, our Vice President of Corporate Development, and James Schmidt, our Vice President of Finance and Administration, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have provided stock options that vest over time. The value to employees of stock options that vest over time is significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

        Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

        We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

        As of April 12, 2013, we had 36 full-time employees. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, scientific, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including:

  •
  managing our clinical trials effectively;

  •
  identifying, recruiting, maintaining, motivating and integrating additional employees;

  •
  managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

  •
  improving our managerial, development, operational and finance systems; and

  •
  expanding our facilities.

        As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to hire, train and integrate additional management, scientific, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If we engage in an acquisition, reorganization or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.

        From time to time we have considered, and we will continue to consider in the future, strategic business initiatives intended to further the expansion and development of our business. These initiatives may include acquiring businesses, technologies or products or entering into a business combination with another company. If we pursue such a strategy, we could, among other things:

  •
  issue equity securities that would dilute our current stockholders;

  •
  incur substantial debt that may place strains on our operations;

  •
  spend substantial operational, financial and management resources to integrate new businesses, technologies and products;

  •
  assume substantial actual or contingent liabilities;

  •
  reprioritize our development programs and even cease development and commercialization of our current product candidates; or

  •
  merge with, or otherwise enter into a business combination with, another company in which our stockholders would receive cash and/or shares of the other company on terms that certain of our stockholders may not deem desirable.

        Although we intend to evaluate and consider acquisitions, reorganizations and business combinations in the future, we have no agreements or understandings with respect to any acquisition, reorganization or business combination at this time.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies and our ability to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

        As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Requirements under the Sarbanes- Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

        We have begun implementing upgrades to our system of internal controls over financial reporting and preparing the documentation necessary to perform and document the evaluation needed to comply with Section 404(a) of the Sarbanes-Oxley Act. As we transition to operating as a public company, we anticipate that we will need to build upon our financial infrastructure with the retention of additional financial and accounting capabilities, the enhancement of internal controls and additional training for our financial and accounting staff.

        Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. In addition, beginning with our annual report on Form 10-K following the date we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act), we will be required to obtain from our independent registered public accounting firm an attestation report on the effectiveness of our internal control over financial reporting. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (SEC).

        We will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report, commencing in our annual report on Form 10-K for the year ending December 31, 2014, on the effectiveness of our internal controls over financial reporting, if then required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we identify or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market (NASDAQ), the SEC or other regulatory authorities, which would require additional financial and management resources. New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules adopted by the SEC and by NASDAQ, would likely result in increased costs to us as we respond to their requirements.

        Until we are able to expand our finance and administrative capabilities and establish necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our consolidated financial statements and other required disclosures or comply with the Sarbanes-Oxley Act or existing or new reporting requirements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

        We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers' compensation, products liability and directors' and officers' insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

        Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

        We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, which will be effective as of the closing of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Any future relationships with customers and third party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        If we obtain FDA approval for any of our product candidates and begin commercializing those products in the US, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and by the US states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

  •
  federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third party payers that are false or fraudulent;

  •
  the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009 (HITECH), and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

  •
  state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, possible exclusion from Medicare, Medicaid and other government healthcare programs, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our product candidates, if approved.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

  •
  delay or termination of clinical studies;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  initiation of investigations by regulators;

  •
  costs to defend the related litigation;

  •
  a diversion of management's time and our resources;

  •
  substantial monetary awards to trial participants or patients;

  •
  decreased demand for our product candidates;

  •
  product recalls, withdrawals or labeling, marketing or promotional restrictions;

  •
  loss of revenues from product sales; and

  •
  the inability to commercialize any our product candidates, if approved.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our product candidates. We currently carry $10 million in clinical trial liability insurance, which we believe is appropriate for our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We intend to conduct a substantial portion of the clinical trials for our product candidates outside of the US. If approved, we intend to market our product candidates abroad. We will thus be subject to the risks of doing business outside of the US.

        We intend to conduct a substantial portion of our clinical trials outside of the US and, if approved, we intend to market our product candidates outside of the US. We are thus subject to risks associated with doing business outside of the US. With respect to our product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems outside of the US or in lieu of our own sales force and distribution systems, which would indirectly expose us to these risks. Our business and financial results in the future could be adversely affected due to a variety of factors associated with conducting development and marketing of our product candidates, if approved, outside of the US, including:

  •
  efforts to develop an international sales, marketing and distribution organization may increase our expenses, divert our management's attention from the acquisition or development of product candidates or cause us to forgo profitable licensing opportunities in these geographies;

  •
  changes in a specific country's or region's political and cultural climate or economic condition;

  •
  unexpected changes in foreign laws and regulatory requirements;

  •
  difficulty of effective enforcement of contractual provisions in local jurisdictions;

  •
  inadequate intellectual property protection in foreign countries;

  •
  trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the US Department of Commerce and fines, penalties or suspension or revocation of export privileges;

  •
  regulations under the US Foreign Corrupt Practices Act and similar foreign anti-corruption laws;

  •
  the effects of applicable foreign tax structures and potentially adverse tax consequences; and

  •
  significant adverse changes in foreign currency exchange rates which could make the cost of our clinical trials, to the extent conducted outside of the US, more expensive.

Our business and operations would suffer in the event of system failures.

        Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any of our product candidates could be delayed.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

        The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the US or in other foreign countries. Even if patents have issued, or do successfully issue, from patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold, license or pursue with respect to our product candidates is threatened, it could threaten our ability to commercialize our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market any of our product candidates under patent protection, if approved, would be reduced. Since patent applications in the US and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our product candidates. Furthermore, an interference proceeding can be provoked by a third party or instituted by the US Patent and Trademark Office (PTO) to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

        The patent portfolio for RPC1063 contains patents and patent applications directed to compositions of matter for RPC1063 and multiple chemical scaffolds as well as certain of their metabolites, synthetic intermediates, manufacturing methods, and methods of use. As of April 12, 2013, we owned or had exclusive license (from The Scripps Research Institute (TSRI)) to two issued US patents and seven pending US patent applications as well as corresponding foreign patents and patent applications. Foreign patent applications include a pending Patent Cooperation Treaty (PCT) application as well as applications pending or patents issued in Canada, Europe, Japan, Australia, Mexico, Eurasia, South Korea, China, New Zealand, Malaysia, Philippines, Singapore, Brazil, India, Israel, and South Africa. We expect the composition of matter patent for RPC1063 (which is in-licensed from TSRI), if issued from the pending patent application and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire in 2029 (worldwide). It is possible, assuming RPC1063 achieves regulatory approval, that the term of the composition of matter patent in the US, if issued, may be extended up to a maximum of five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act). Patent term extension may similarly be available in certain foreign countries upon regulatory approval. We expect the other patents and patent applications in this portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire from 2030 to 2032.

        The patent portfolio for RPC4046, which is in-licensed from AbbVie, contains an issued patent and pending patent applications directed to compositions of matter for RPC4046 and certain of their methods of use. As of April 12, 2013, this in-licensed portfolio consisted of one issued US patent, one pending US patent application, and corresponding foreign pending patent applications in Europe, Japan, China, Canada, Australia, Mexico, Norway, Korea, Russia, and Costa Rica. We expect the issued composition of matter patent in the US, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire in 2028. It is possible, assuming RPC4046 achieves regulatory approval, that the term of the composition of matter patent in the US may be extended up to five additional years under the provisions of the Hatch-Waxman Act, although such an extension is subject to AbbVie's consent where AbbVie does not exercise its option to enter into a global collaboration for RPC4046 with us and we instead receive an exclusive worldwide license to RPC4046, and thus the possibility that AbbVie utilizes or chooses to reserve the opportunity for an extension of that patent in such context for a different drug. We expect the pending foreign patent applications in the portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire in 2027. Patent term extension may similarly be available, also subject to AbbVie's consent, in certain foreign countries upon regulatory approval.

        The patent portfolio for our GLP-1R PAMs program contains patent applications directed to certain compositions of matter for multiple chemical scaffolds as well as certain methods of use. As of April 12, 2013, we owned two pending US patent applications and corresponding foreign patent applications, including two pending PCT applications as well as applications pending in Europe and Japan. We expect the composition of matter patents in the US, if issued from the pending patent applications and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire from 2031 to 2032. It is possible that the term of the composition of matter patents in the US, if issued, may be extended up to a maximum of five additional years under the provisions of the Hatch-Waxman Act if a clinical candidate covered by such a patent is selected for development and subsequently receives regulatory approval. We expect the corresponding foreign patent applications in the portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire from 2031 to 2032. Patent term extension may similarly be available in certain foreign countries upon regulatory approval.

        The patent portfolio for our proprietary GPCR structure determination portfolio, which is in-licensed from TSRI, includes a patent and patent applications directed primarily to methods and compositions for obtaining high resolution crystals of G-protein coupled receptors. As of March 27, 2013, we had exclusive commercial license rights from TSRI to a US patent, two pending US patent applications, a PCT application and foreign patent applications in Canada, Europe and Japan related to GPCR structure determination. We expect the patent and any patent applications in the US or corresponding foreign patent applications which issue, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire from 2028 to 2032.

        In addition to the protection afforded by patents, we seek to rely on trade secrets and know-how to develop and maintain our competitive position. We seek to protect our proprietary data and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements are designed to protect our proprietary information, although we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. With respect to our proprietary GPCR structure determination technology platform, we consider trade secrets and know-how to be our primary intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to this GPCR structure determination technology platform, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing methodology for crystallization of membrane proteins, and the movement of personnel skilled in the art from academic to industry scientific positions. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the US. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the US and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

        Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including interference and reexamination proceedings before the PTO or oppositions and other comparable proceedings in foreign jurisdictions. Numerous US and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

        Third parties may assert that we are employing their proprietary technology without authorization. As a result of searching patent literature in support of patent protection and otherwise evaluating the patent landscape, we are aware of third party patents, and third party patent applications which may issue, with coverage that could be asserted with respect to mechanisms of action and uses or formulations of RPC4046, which if successful could materially affect any commercialization of RPC4046 contemplated by us, if RPC4046 is approved. There may be third party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. For example, as a result of searching patent literature in support of patent protection and otherwise evaluating the patent landscape we are aware of pending third party patent applications with respect to certain dosing regimens for S1P1R modulators. If a patent were to issue from any such application with coverage broader than any product candidate being developed by the party seeking such patent, our ability to commercialize RPC1063, if included within such coverage together with its dosing regimen, could be adversely affected. We are also aware of pending third party patent applications with claims to broad generic structural formulas, which claims if issued in their broadest form could adversely affect commercialization of RPC1063. In addition, we are aware of a portfolio of patents and pending third party patent applications with respect to certain GPCR structure-based drug discovery and design technology. While we do not believe that any of the currently issued patents in such portfolio affect the manner in which we are utilizing our proprietary GPCR structure-based drug discovery and design technology, if a patent were to issue from any pending application in such portfolio with coverage affecting the manner in which we utilize such technology, our ability to utilize such technology or to use the results of any such utilization could be adversely affected. Third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third party patent were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patent may be able to block our ability to develop and commercialize such product candidate unless we obtain a license under the applicable patent or limit or modify our manufacturing process to avoid the coverage of the patent, or until such patent expires or is finally determined to be invalid or unenforceable. Similarly, if any third party patent were held by a court of competent jurisdiction to cover aspects of the formulation of any of our product candidates or any method of use of any of our product candidates, including any therapy or patient selection methods, the holder of any such patent may be able to block our ability to develop and commercialize such product candidate unless we obtain a license under the applicable patent or limit or modify the formulation or use, or until such patent expires or is finally determined to be invalid or unenforceable. Where a license to a third party patent is needed, such a license may not be available on commercially reasonable terms or at all.

        Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement (which may include situations in which we had knowledge of an issued patent but nonetheless proceeded with activity which infringed such patent), obtain one or more licenses from third parties, limit our uses, pay royalties or redesign our infringing product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any required license would be available on commercially reasonable terms, if at all. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such an event, we would be unable to further develop and commercialize any of our product candidates at issue, which could harm our business significantly.

Patent protection and patent prosecution for some of our product candidates is dependent on, and the ability to assert patents and defend them against claims of invalidity is maintained by, third parties.

        While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when patents that relate to our product candidates are controlled by our licensors. The patent portfolio for our proprietary GPCR structure determination technology and a portion of the patent portfolio for RPC1063 (including a composition of matter patent for RPC1063, if issued) are each in-licensed from TSRI. Although TSRI prosecutes and maintains the patent portfolio, we have the right to consult with TSRI on any action taken. With respect to the patent portfolio for RPC4046, which is in-licensed from AbbVie, AbbVie maintains rights to prosecute and maintain patents and patent applications within the portfolio as well as to assert such patents against infringers within and outside the scope of the license to us and to defend such patents against claims of invalidity and unenforceability, although we have rights to consult with AbbVie on actions taken as well as back-up rights of prosecution and enforcement. If TSRI, AbbVie or any future licensor fails to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, or if patents covering any of our product candidates are asserted against infringers or defended against claims of invalidity or unenforceability in a manner which adversely affects such coverage, our ability to develop and commercialize any such product candidate may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or one of our licensors is not valid or is unenforceable, or may refuse to stop the other party in such infringement proceeding from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent applications at risk of not yielding an issued patent.

        Interference proceedings provoked by third parties or brought by the PTO or any foreign patent authority may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

        We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the US. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as in the US. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or GPCR structure determination technology from third parties, we could lose license rights that are important to our business.

        The patent portfolio for our proprietary GPCR structure determination technology and a portion of the patent portfolio for RPC1063 (including a composition of matter patent for RPC1063, if issued) are each in-licensed from TSRI. The patent portfolio for RPC4046 is in-licensed from AbbVie. Under our existing license agreements, we are subject to various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach our license agreements, our licensing partners may have the right to terminate the applicable license in whole or in part. Generally, the loss of any one of our current licenses, or any other license we may acquire in the future, could materially harm our business, prospects, financial condition and results of operations.

        In particular, the loss of the license from TSRI to a portion of the patent portfolio for RPC1063, inasmuch as it includes a composition of matter patent for RPC1063, if issued from a pending patent application, would materially adversely affect our ability to proceed with any development or potential commercialization of RPC1063. In addition, the loss of the license from AbbVie for RPC4046 would likely result in the termination of our efforts with respect to RPC4046.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

  •
  Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have licensed;

  •
  We or our licensors or partners might not have been the first to make the inventions covered by an issued patent or pending patent application that we own or have exclusively licensed;

  •
  We or our licensors or partners might not have been the first to file patent applications covering an invention;

  •
  Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

  •
  Pending patent applications that we own or have licensed may not lead to issued patents;

  •
  Issued patents that we own or have licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

  •
  Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

  •
  We may not develop or in-license additional proprietary technologies that are patentable; and

  •
  The patents of others may have an adverse effect on our business.

        Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the PTO and various governmental patent agencies outside of the US in several stages over the lifetime of the patents and/or applications. We employ reputable law firms and other professionals and rely on such third parties to effect payment of these fees with respect to the patents and patent applications that we own, and we rely upon our licensors to effect payment of these fees with respect to the patents and patent applications that we license. The PTO and various non-US governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with respect to the patents and patent applications that we own, and we rely upon our licensors to effect compliance with respect to the patents and patent applications that we license. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

        On September 16, 2011, the Leahy-Smith America Invents Act (Leahy-Smith Act) was signed into law. The Leahy-Smith Act includes a number of significant changes to US patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The PTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, will not become effective until 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed alleged trade secrets of former or other employers.

        Many of our employees and consultants, including our senior management and our scientific founders, have been employed or retained by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees and consultants, including each member of our senior management and each of our scientific founders, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment or retention. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees or consultants have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's or consultants former or other employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management or scientific founders, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we do not obtain protection under the Hatch-Waxman Act and similar legislation outside of the US by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

        Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, if any, one or more US patents may be eligible for limited patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.

        We expect the composition of a matter patent for RPC1063 in the US, if issued and if the appropriate maintenance, renewal, annuity or other governmental fees are paid and it withstands any challenge, would expire in 2029. It is possible, assuming RPC1063 achieves regulatory approval in the US and a timely application is made, that the term of the composition of matter patent in the US, if issued, may be extended up to a maximum of five additional years under the Hatch-Waxman Act. We expect the composition of matter patent for RPC4046 in the US, if issued from the pending patent application and if the appropriate maintenance, renewal, annuity or other governmental fees are paid and it withstands any challenge, to expire in 2028. It is possible, assuming RPC4046 achieves regulatory approval in the US and a timely application is made, that the term of the composition of matter patent in the US may be extended up to a maximum of five additional years under the Hatch-Waxman Act, although such an extension for RPC4046 is subject to AbbVie's consent where AbbVie does not exercise its option to enter into a global collaboration for RPC4046 with us and we instead receive an exclusive worldwide license to RPC4046, and thus the possibility in such context that AbbVie utilizes such extension for a different drug.

        If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

        Prior to this offering there has been no market for shares of our common stock. Although we anticipate our common stock will be approved for listing on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. This initial public offering price may vary from the market price of our common stock after the offering. In addition, as described further in these "Risk Factors," a substantial percentage of our common stock will continue to be held by our executive officers and existing investors, who will be subject to lock-up agreements expiring 180 days from the date of this prospectus. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  actual or anticipated adverse results or delays in our clinical trials;

  •
  positive outcomes, or faster development results than expected, by parties developing product candidates that are competitive with our product candidates, as well as approval of any such competitive product candidates;

  •
  unanticipated serious safety concerns related to the use of any of our product candidates;

  •
  our failure to secure collaboration agreements for our product candidates or actual or perceived unfavorable terms of such agreements;

  •
  adverse regulatory decisions;

  •
  changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates;

  •
  our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

  •
  our dependence on third parties, including CROs as well as manufacturers our failure to successfully commercialize any of our product candidates, if approved;

  •
  additions or departures of key scientific or management personnel;

  •
  failure to meet or exceed any financial guidance or development timelines that we may provide to the public;

  •
  actual or anticipated variations in quarterly operating results;

  •
  failure to meet or exceed the estimates and projections of the investment community;

  •
  overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;

  •
  conditions or trends in the biotechnology and biopharmaceutical industries;

  •
  announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

  •
  our ability to maintain an adequate rate of growth and manage such growth;

  •
  issuances of debt or equity securities;

  •
  significant lawsuits, including patent or stockholder litigation;

  •
  sales of our common stock by us or our stockholders in the future;

  •
  trading volume of our common stock;

  •
  publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

  •
  ineffectiveness of our internal controls;

  •
  general political and economic conditions;

  •
  effects of natural or man-made catastrophic events; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, and the NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in these "Risk Factors," could have a dramatic and material adverse impact on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

        The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock after this offering and will be able to exert significant control over matters subject to stockholder approval.

        As of April 12, 2013, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 81.9% of our stock and, upon the closing of this offering, assuming the purchase of $         million of shares of our common stock by entities affiliated with certain of our existing stockholders and directors who have indicated an interest in purchasing such shares in this offering, and assuming an initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) that same group will hold approximately        % of our outstanding stock. Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We are an "emerging growth company" as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

If you purchase our common stock in this offering, because the initial public offering price of our common stock will be substantially higher than our pro forma as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution in the book value of your shares.

        Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share as of December 31, 2012. Net tangible book value is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share, based on the difference between the assumed initial public offering price of $            per share (the mid-point of the range set forth on the cover of this prospectus) and the pro forma as adjusted net tangible book value per share of our outstanding common stock as of December 31, 2012.

        This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares.

In addition, as of April 12, 2013, options to purchase 1,794,005 shares of our common stock at a weighted-average exercise price of $0.55 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock.

        These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act and rules subsequently adopted by the SEC and the NASDAQ. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access, and the SEC has since issued final rules implementing "say on pay" measures. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. We are unable to predict the impact of these actions on our common stock. Based upon the number of shares outstanding as of April 12, 2013, upon the closing of this offering, we will have outstanding a total of                        shares of common stock. Of these shares, approximately                        shares of our common stock, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering (assuming the purchase of $         million of shares of our common stock by entities affiliated with certain of our existing stockholders and directors who have indicated an interest in purchasing such shares in this offering, and assuming an initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus)). Credit Suisse Securities (USA) LLC and Leerink

Swann LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional 93,035,280 shares of common stock, subject to vesting schedules, will be eligible for sale in the public market, 34,327,799 of which shares are held by directors, executive officers and other affiliates and will be subject to vesting schedules as well as volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act).

        In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        After this offering, the holders of 77,523,607 shares of our common stock, or approximately 83.3% of our total outstanding common stock as of April 12, 2013, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above and assuming conversion of all outstanding Series A and Series B preferred stock into common stock. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision- making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

        We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. Such sales may result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

        Pursuant to our equity incentive plan(s), our compensation committee (or a subset thereof) is authorized to grant equity-based incentive awards to our employees, directors and consultants. The number of shares of our common stock available for future grant under our 2013 Stock Plan, which will become effective immediately prior to the completion of this offering, is                                     plus the number of shares of our common stock reserved for issuance under our 2008 Stock Plan, as of the effective date of the 2013 Plan. As of April 12, 2013, there were 498,012 shares of our common stock reserved for future issuance under our 2008 Stock Plan. Thereafter, the number of shares of our common stock reserved for issuance under our 2013 Plan will be increased (i) from time to time by the number of shares of our common stock forfeited upon the expiration, cancellation, forfeiture, cash settlement or other termination of awards under our 2008 Stock Plan following the effective date of the 2013 Stock Plan, and (ii) at the discretion of our board of directors, on the date of each annual meeting of our stockholders, by up to the lesser of (x) a number of additional shares of our common stock representing        % of our then-outstanding shares of common stock on such date and (y)                                     shares of our common stock. Future option grants and issuances of common stock under our 2013 Stock Plan may have an adverse effect on the market price of our common stock.

NASDAQ may delist our securities from its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

        We have applied to list our common stock on the NASDAQ Global Market. In order to make a final determination of compliance with their listing criteria, NASDAQ may look to the first trading day's activity and, particularly, the last bid price on such day. In the event the trading price for our common stock drops below the NASDAQ Global Market's $1.00 minimum bid requirement, NASDAQ could rescind our initial listing approval. If that were to happen, the liquidity for our common stock would decrease. If we failed to list the stock on the NASDAQ Global Market, the liquidity for our common stock would be significantly impaired, which may substantially decrease the trading price of our common stock.

        In addition, we cannot assure you that, in the future, our securities will meet the continued listing requirements to be listed on NASDAQ. If NASDAQ delists our common stock from trading on its exchange, we could face significant material adverse consequences, including:

  •
  a limited availability of market quotations for our securities;

  •
  a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

  •
  a limited amount of news and analyst coverage for our company; and

  •
  a decreased ability to issue additional securities or obtain additional financing in the future.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the closing of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions:

  •
  divide our board of directors into three classes, each serving staggered, three-year terms;

  •
  authorize the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, or the chief executive officer;

  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

  •
  provide that directors may be removed only for cause;

  •
  establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or any action asserting a claim governed by the internal affairs doctrine;

  •
  require the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors to amend, alter, change or repeal our bylaws; and

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, and we could lose visibility in the financial markets, which might cause our stock price and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us generally.

        Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into and will enter into with our directors and officers provide that:

  •
  We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  We will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

        As a result, if we are required to indemnify one or more of our directors or executive officers, it may reduce our available funds to satisfy successful third party claims against us, may reduce the amount of money available to us and may have a material adverse effect on our business and financial condition.

We do not anticipate paying cash dividends and, accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We do not anticipate paying cash dividends in the future. As a result, only appreciation of the market price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect" or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  the initiation, cost, timing, progress and results of our research and development activities, including preclinical and clinical studies;

  •
  our ability to obtain and maintain regulatory approval of RPC1063, RPC4046 and any of our other future product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

  •
  our ability to obtain funding for our operations;

  •
  our plans to research, develop and commercialize our product candidates;

  •
  our ability to enter into collaboration agreements to pursue the development, regulatory approval and commercialization of our product candidates;

  •
  our collaboration partners' election to pursue development and commercialization;

  •
  our ability, and the ability of our in-licensors, to obtain and maintain intellectual property protection for our product candidates;

  •
  the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

  •
  our ability to successfully commercialize our product candidates, if approved;

  •
  the rate and degree of market acceptance of our product candidates, if approved;

  •
  our ability to develop sales and marketing capabilities, whether alone or with potential collaborators, to commercialize our product candidates, if approved;

  •
  regulatory developments in the US and foreign countries;

  •
  the performance of third parties in connection with the development of our product candidates, including third parties conducting our clinical trials as well as third-party suppliers and manufacturers;

  •
  the development, regulatory approval and commercial success of competing therapies;

  •
  our ability to retain key scientific or management personnel;

  •
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

  •
  our use of the net proceeds from this offering; and

  •
  the accuracy of our estimates regarding expenses, future revenues, capital requirements and need for additional financing.

        Although we believe that the expectations and assumptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $            , based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $            , based upon the same assumed initial offering price. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us by $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $             million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We anticipate that we will use the net proceeds from this offering as follows:

  •
  approximately $             million to fund the Phase 2 portion of our accelerated design, randomized Phase 2/3 study of RPC1063 in patients with RMS;

  •
  approximately $             million to fund our randomized Phase 2 study of RPC1063 in patients with UC;

  •
  approximately $             million to fund the initiation of the Phase 3 portion of our accelerated design, randomized Phase 2/3 study of RPC1063 in patients with RMS;

  •
  approximately $             million to fund the initiation of our randomized Phase 2 study of RPC4046 in patients with EoE; and

  •
  the remainder for in-house research activities, working capital and general corporate purposes.

        Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations into the second half of 2014 and, thus, through the expected availability of top-line Phase 2 results for RPC1063 in RMS as well as in UC. However, the expected net proceeds from this offering will not be sufficient to complete advanced clinical development of any of our product candidates, such as the Phase 3 portion of our accelerated design, randomized Phase 2/3 study of RPC1063 in patients with RMS, or, if applicable, to prepare for commercializing any product candidate which receives approval. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds of this offering to continue our clinical development and potential commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our products under development.

        The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, as well as any strategic collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. We cannot specify with certainty the uses for the net proceeds to be received by us from this offering and our management team will have broad discretion in using the net proceeds to be received by us from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the US government.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012, as follows:

  •
  on an actual basis as of December 31, 2012;

  •
  on a pro forma basis to give effect to:

  •
  the cash exercise of all outstanding warrants to purchase common stock at $0.01 per share;

  •
  the sale of 12,357,561 shares of Series B preferred stock on February 19, 2013 for net proceeds of $12,724,760;

  •
  the sale of 8,238,377 shares of Series B preferred stock on March 27, 2013 for net proceeds of $8,467,010;

  •
  the conversion into common stock immediately prior to the completion of this offering of all outstanding shares of Series A preferred stock and Series B preferred stock as of December 31, 2012 and the additional shares of Series B preferred stock issued on February 19, 2013 and March 27, 2013; and

  •
  the filing of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect:

  •
  the items described above on a pro forma basis; and

  •
  our receipt of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

        You should read this table in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2012
	Actual	Pro Forma	Pro Forma as Adjusted(1)
		(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Cash and cash equivalents	$5,427	$26,645	$

Series A convertible preferred stock, par value $0.001 per share: 39,375,697 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	27,260	—		—
Series B convertible preferred stock, par value $0.001 per share: 48,543,700 shares authorized, 12,357,561 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,556	—		—
Stockholders' (deficit)/equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.001 per share: 113,532,927 shares authorized, 18,127,993 shares issued and outstanding, actual; 200,000,000 shares authorized, 93,028,615 shares issued and outstanding, pro forma and 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	18	93
Additional paid-in capital	7,588	68,547
Accumulated deficit	(47,589)	(47,589)

Total stockholders' (deficit)/equity	(39,983)	21,051	$

Total capitalization	$(167)	$21,051	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell in this offering and the terms of this offering.

        If the underwriters' option to purchase additional shares is exercised in full, each of pro forma as adjusted as of December 31, 2012, cash and cash equivalents, common stock, additional paid-in capital

and stockholders' equity would increase by $            and shares issued and outstanding would increase by                                    assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock that will be outstanding after this offering excludes:

  •
  1,794,005 shares of common stock issuable upon the exercise of options outstanding as of April 12, 2013, at a weighted average exercise price of $0.55 per share;

  •
                   shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2013 Stock Plan, which reserve includes, as of April 12, 2013, the 498,012 shares of common stock available for issuance under our 2008 Stock Plan. On the date of this prospectus, any remaining shares available for issuance under our 2008 Stock Plan will be added to the shares reserved under our 2013 Stock Plan and we will cease granting awards under the 2008 Stock Plan; and

  •
                  shares of common stock, subject to increase on an annual basis, reserved for future issuance under our ESPP.

 DILUTION

        If you purchase our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Our historical net tangible book deficit of our common stock as of December 31, 2012 was approximately $40.0 million, or approximately $2.21 per share, based on the number of shares of common stock outstanding as of December 31, 2012. Historical net tangible book deficit per share is determined by dividing the number of shares of common stock outstanding as of December 31, 2012 into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock. As of December 31, 2012, we had $0 in intangible assets.

        As of December 31, 2012, on a pro forma basis, after giving effect to (i) the cash exercise of all outstanding warrants to purchase an aggregate of 2,571,426 shares of our common stock, (ii) the sale of 12,357,561 shares of Series B preferred stock on February 19, 2013 for net proceeds of $12,724,760 (iii) the sale of 8,238,377 shares of Series B preferred stock on March 27, 2013 for net proceeds of $8,467,010, and (iv) the conversion immediately prior to the completion of this offering of all outstanding shares of Series A and Series B preferred stock as of December 31, 2012 and the additional shares of Series B preferred stock issued on February 19, 2013 and March 27, 2013, our net tangible book value as of December 31, 2012 would have been approximately $21.1 million, or $0.23 per share of common stock.

        On a pro forma as adjusted basis, after giving additional effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2012 would have been $             million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares in this offering, as illustrated by the following table:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of December 31, 2012		$(2.21)
Pro forma decrease in net tangible book deficit per share attributable to pro forma transactions described in the preceding paragraphs		$2.44
Pro forma net tangible book value per share as of December 31, 2012		$0.23
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to investors in this offering			$

        Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $            per share, and the pro forma dilution per share to investors in this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase pro forma as adjusted net tangible book value by approximately $             million, or $            per share, and the pro forma dilution per share to investors in this offering by $            . Similarly, a decrease of

1.0 million shares in the number of shares offered by us would decrease pro forma as adjusted net tangible book value by approximately $             million, or $            per share, and the pro forma dilution per share to investors in this offering by $            . The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering.

        If the underwriters' option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing shares in this offering would be $            per share.

        To the extent that any outstanding options are exercised or new options are issued under our incentive plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the selected consolidated statements of operations data for the fiscal years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated historical financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected financial data included in this section is not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,
	2011	2012
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Collaborative revenue	$9,232	$8,647
Operating expenses:
Research and development	12,803	22,927
General and administrative	2,756	3,430

Total operating expenses	15,559	26,357

Loss from operations	(6,327)	(17,710)
Other income, net	217	—

Net loss	$(6,110)	$(17,710)

Net loss per share, basic and diluted(1)	$(1.04)	$(1.84)

Weighted-average shares used to compute basic and diluted net loss per share(1)	5,875,303	9,620,248

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.28)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)		62,699,381

(1)
See Note 1 within the notes to our consolidated financial statements which are included elsewhere in this prospectus for a description of the method used to compute basic and diluted loss per common share.

(2)
The calculations for pro forma net loss per share assume the conversion of all then outstanding shares of Series A preferred stock and Series B preferred stock as of December 31, 2012, and the cash exercise of all then outstanding warrants at $0.01 per share, into common stock as if they had occurred as of the beginning of the period presented or their issuance date, if later.

	As of December 31,
	2011	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,336	$5,427
Working capital	5,172	71
Total assets	12,899	6,903
Total liabilities	8,206	7,070
Convertible preferred stock	27,260	39,816
Additional paid-in-capital	7,299	7,588
Accumulated deficit	(29,879)	(47,589)
Total stockholders' deficit	(22,567)	(39,983)

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in "Risk Factors" included elsewhere in this prospectus.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics in immune disorders. Our product candidates span three distinct specialty disease areas. Our lead asset, RPC1063, is being developed as an oral therapy for the treatment of Relapsing Multiple Sclerosis (RMS) and Inflammatory Bowel Disease (IBD). Our second asset, RPC4046, is being developed for the treatment of an allergic/immune-mediated disorder, Eosinophilic Esophagitis (EoE), which is an Orphan Disease. Our strategy is to develop best-in-class (by mechanism of action) drug candidates and selectively pursue first-in-class (based on projected timing of approval) market positions.

        Since our inception, we have focused our attention on, and devoted substantial resources to, developing RPC1063 and preparing to develop RPC4046. We are currently conducting two randomized Phase 2 studies for RPC1063. In addition, with respect to RPC4046, we plan to request a pre-Investigational New Drug application (IND) meeting with the US Food and Drug Administration (FDA) by the end of 2013, subsequently submit an IND in the first half of 2014 and thereafter initiate a randomized Phase 2 study.

        We have entered into various collaboration arrangements and a license arrangement related to our G protein-coupled receptor (GCPR) structure-based drug design technology platform. Under these agreements we have received upfront payments, license fees, research and development funding and research and/or development milestones. During 2011 and 2012, we recognized total revenue of $17.9 million related to these agreements.

        We have not generated any revenue from product sales. Through December 31, 2012, we have funded our operations primarily through the sale of our convertible preferred stock and through the receipt of upfront payments, research funding and preclinical milestones from our collaboration arrangements.

        We have incurred losses in each year since our inception. Our net losses were approximately $6.1 million and $17.7 million for the years ended December 31, 2011 and 2012, respectively. As of December 31, 2012, we had an accumulated deficit of approximately $47.6 million. Substantially all of our operating losses resulted from expenses incurred in connection with our drug candidate development programs, our research activities and general and administrative costs associated with our operations.

        We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. In the near-term, we anticipate that our expenses will increase substantially as we:

  •
  advance the current Phase 2 portion of our Phase 2/3 study of RPC1063 in RMS;

  •
  advance our current Phase 2 study of RPC1063 in UC,

  •
  prepare for and initiate a Phase 2 study of RPC4046 in EoE;

  •
  continue research efforts;

  •
  maintain, expand and protect our intellectual property portfolio; and

  •
  hire additional staff, including clinical, scientific, operational, financial and management personnel.

        To fund further operations we will need to raise additional capital. The expected net proceeds from this offering will not be sufficient for us to complete advanced clinical development of any of our product candidates or, if applicable, to prepare for commercializing any product candidate which may receive approval. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds from this offering to continue our clinical development and potential commercialization activities. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts. We anticipate that we will seek to fund our operations through public or private equity or debt financings or other sources, such as potential collaboration arrangements. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategies.

Financial Operations Overview

Revenues

        To date, we have not generated any revenue from the sale of products. All revenue to date has been generated under various collaborative research and development arrangements and a license agreement with pharmaceutical and biotechnology companies. Under our arrangements, we are entitled to receive upfront payments, license fees, research and development funding and milestone payments when and if certain research milestones and/or development milestones are achieved. Certain research milestones and our development milestones are based solely upon counterparty performance.

        Through December 31, 2012, we have generated revenue of $17.9 million under our various collaborative research and development arrangements and our license agreement. Unless we enter into any additional collaboration arrangements, excluding any potential milestone payments under our existing agreement with Ono Pharmaceutical Co., Ltd. (Ono), we expect revenue in 2013 will be limited to additional research and development funding and continued amortization of amounts previously deferred under the Ono agreement. As of December 7, 2011 and December 31, 2012, our collaboration arrangements with Ortho-McNeil-Janssen Pharmaceuticals (OMJP) and Eli Lilly and Company (Lilly), respectively, were completed and no further payments are expected pursuant to those agreements. As of December 31, 2012, our collaboration arrangement with Ono includes potential future payments for research milestones totaling approximately $2.3 million. In addition, we are entitled to receive up to $15.0 million of contingent payments based on chemistry research and development milestones to be pursued and completed solely by Ono.

        In the future, we may generate revenue from a combination of product sales as well as upfront payments, license fees, research and development funding, milestone payments and royalties pursuant to collaborative agreements. We expect that any revenue we generate will fluctuate from quarter-to-quarter as a result of the timing and amount of any upfront payments, license fees, research and development funding, milestone and other payments we may receive pursuant to any collaborative agreements, and the payments we may receive upon the sale of our product candidates, to the extent that any are approved and successfully commercialized. If any partner does not elect or otherwise agree to fund our development costs pursuant to a collaborative agreement, or we or our partners fail to develop product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenues, and our results of operations and financial position, would be materially adversely affected.

Research and development expenses

        Research and development expenses primarily consist of costs associated with our research activities, including our drug discovery efforts, and the preclinical and clinical development of our product candidates. Our research and development expenses include:

  •
  employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

  •
  external research and development expenses incurred under arrangements with third parties, such as contract research organizations (CROs), consultants and our scientific advisory board;

  •
  license and royalty fees; and

  •
  facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies.

        We expense research and development costs as incurred. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received. We do not track our employee and facility related research and development costs by project, as we typically use our employee and infrastructure resources across multiple research and development programs as well as to provide support for our collaborative agreements with third parties. We believe that the allocation of such costs would be arbitrary and would not be meaningful. During the first quarter of 2011, we began tracking external development costs once our RPC1063 development program entered the clinical stage. Such costs were not significant prior to that time. Since 2011, costs associated with RPC1063 have been our largest research related expenditure representing 22.2% of our total research and development expenses. External clinical development costs associated with the development of RPC1063 totaled $1.4 million, or 10.7%, and $9.4 million, or 41.1%, of research and development expenses in 2011 and 2012, respectively. The costs for development of RPC4046 have not been significant to date. We have contracted with a clinical research organization to manage our clinical trials under an agreed upon budget for each study, with oversight by our clinical program managers. Any deviations from the budgets must be approved by us in writing, prior to commencement of the work. Our internal research and development costs are controlled through our internal budget and forecast process and subject to quarterly review and analysis of budget versus actual expenditures.

        To date, we have conducted research on two classes of GPCR targeted therapeutics, sphingosine 1-phosphate 1 receptor (S1P1R) modulators and glucagon-like-peptide-1 receptor (GLP-1R) positive allosteric modulators (PAMs), including through the utilization of our GPCR technology platform, with the goal of identifying product candidate characteristics that may lead to best-in-class profiles. Our development is focused on two indications for our lead asset RPC1063, each of which is currently the subject of a randomized Phase 2 study, and we anticipate the majority of our financial resources to be dedicated to development of RPC1063 in the future. We also intend to initiate development for an in-licensed asset, RPC4046, and advance our GLP-1R PAM program through preclinical development.

        Our research and development team has grown from 19 researchers and no clinicians as of January 1, 2011, to 23 researchers and four clinicians as of December 31, 2012. We have spent a total of $35.7 million on research and development expenses during the two-year period ended December 31, 2012.

        We expect our research and development expenses to increase for the foreseeable future as we advance our clinical development programs. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We or our partners may never succeed in achieving marketing approval for any of our product candidates. The probability of success for each product candidate may be affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. Under our collaboration with Ono, we are responsible for utilizing GPCR structure determination to assist Ono to select preclinical candidate(s), after which time Ono will be fully responsible for advancing any such candidate through preclinical and clinical development. We are responsible for all of the research and development costs for the RPC1063 and GLP-1R PAM programs, unless and to the extent that we partner these programs in the future. We are responsible for the Phase 2 development costs for RPC4046 in EoE and, depending upon whether AbbVie elects to exercise its option to collaborate with us following the availability of Phase 2 results, we may be responsible for half or all of the development costs for RPC4046 in the future.

        Our lead product, RPC1063, is in mid-stage clinical development for two indications, RMS and UC, and our second clinical product, RPC4046, is being positioned for Phase 2 study in EoE. We have an active research program at the stage of lead series determination. Successful development of current and future product candidates from this program is highly uncertain. Completion dates and completion costs for our clinical development programs as well as our research program can vary significantly for each current and future product candidate and are difficult to predict. We therefore cannot estimate with any degree of certainty the costs we will incur in connection with development of our product candidates. We anticipate we will make determinations as to which programs and product candidates to pursue and how much funding to direct to each program and product candidate on an ongoing basis in response to the scientific success of early research programs, results of ongoing and future clinical trials, our ability to enter into collaborative agreements with respect to each program or potential product candidate, as well as ongoing assessments as to each current or future product candidate's commercial potential. We will need to raise substantial additional capital and may seek collaborative agreements in the future in order to advance our various programs.

        The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

  •
  per patient trial costs;

  •
  the number of sites included in the trials;

  •
  the countries in which the trials are conducted;

  •
  the length of time required to enroll eligible patients;

  •
  the number of patients that participate in the trials;

  •
  the number of doses that patients receive;

  •
  the cost of comparative agents used in trials;

  •
  the drop-out or discontinuation rates of patients;

  •
  potential additional safety monitoring or other studies requested by regulatory agencies;

  •
  the duration of patient follow-up; and

  •
  the efficacy and safety profile of the product candidate

General and administrative expenses

        Our general and administrative staff has grown from four to six employees during the two-year period ended December 31, 2012, and we have incurred general and administrative expenses of $6.2 million during this period.

        General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance, corporate development and support functions. Other general and administrative expenses include allocated facility-related costs not otherwise included in research and development expenses, travel expenses and professional fees for auditing, tax, patent costs and legal services.

        We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly-traded company and maintaining compliance with exchange listing and Securities and Exchange Commission requirements. These increases will likely include legal fees, accounting fees, directors' and officers' liability insurance premiums and fees associated with investor relations.

Other income, net

        Other income consists primarily of interest income, and on occasion income or expense of a non-recurring nature. We earn interest income from interest-bearing accounts and money market funds for cash and cash equivalents.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the US (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Clinical Trial Accruals

        We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on the facts and circumstances known to us at that time. Our expense accruals for clinical trials are based on estimates of the fees associated with services provided by clinical trial investigational sites and CROs. Payments under some of the contracts we have with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate these services based on other information available to us. If we underestimate or overestimate the activity or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued liabilities have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals.

Revenue Recognition

        Our revenues generally consist of upfront payments, license fees for research and development arrangements, research and development funding and milestone payments under collaborative agreements. Each deliverable from us in a collaboration agreement is evaluated to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. We recognize revenues when all four of the following criteria are met: (i) persuasive evidence that an agreement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

Upfront Fees

        When we determine we have a single unit of accounting on deliverables under our license and collaborative arrangements, upfront fees received for license and collaborative agreements are recognized ratably over our expected performance period under each respective arrangement. Our collaborations to date have had stated periods of performance. However, the Ono agreement contains an option whereby Ono may choose to extend the development periods and, as a result, our management makes its best estimate of the period over which we expect to fulfill our performance obligations under that agreement. Any amounts received under an agreement in advance of performance, if deemed substantive, are recorded as deferred revenue and recognized as revenue as we complete our performance obligations.

Collaboration Arrangements

        Our collaborative arrangements with Lilly and OMJP were entered into prior to January 2011. These arrangements were subject to the previous accounting for multiple-element arrangements and were analyzed to determine whether the elements within each of the arrangements could be separated or whether they must be accounted for as a single unit of accounting. Under these arrangements, we determined that there was not objective and reliable evidence of fair value of the undelivered element items, which for us was performing research and development activities. Consideration received was recognized under the arrangements as revenue on a straight-line basis over our estimated periods of performance, which for these contracts was the contract term.

        On January 1, 2011, we adopted, on a prospective basis, new authoritative guidance on revenue recognition for multiple-element arrangements. In December 2011, we entered into a collaboration agreement with Ono which contains multiple deliverables but only one unit of accounting. As a result, the upfront consideration received is being amortized into revenue on a straight-line basis over our estimated period of performance.

Milestones

        In January 2011, we adopted new authoritative guidance on revenue recognition for milestone payments related to agreements under which we have continuing performance obligations. As required under the new literature, we evaluate all milestones at the beginning of the agreement to determine if they meet the definition of a substantive milestone. We recognize revenue from milestone payments when earned, provided that (i) the milestone event is substantive in that it can only be achieved based in whole or in part on either our performance or on the occurrence of a specific outcome resulting from our performance and its achievability was not reasonably assured at the inception of the agreement, (ii) we do not have ongoing performance obligations related to the achievement of the milestone and (iii) it would result in the receipt of additional payments. A milestone payment is considered substantive if all of the following conditions are met: (i) the milestone payment is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. Under the Ono collaboration, we have earned a total of $1.5 million in milestone payments that our management has determined do not meet the definition of a substantive milestone and therefore such amount is being amortized over the remaining term of the agreement.

        Our collaboration arrangements provide for payments to us upon the achievement of research milestones, such as providing structure solutions with candidate compounds for certain targets. Given the challenges inherent in determining high resolution structure solutions for GPCR targets, there was substantial uncertainty whether any such milestones would be achieved at the time we entered into these collaboration arrangements. In addition, we evaluated whether the research milestones met the remaining criteria to be considered substantive. As a result of our analysis, we consider most of our research milestones to be substantive and, accordingly, we expect to recognize as revenue future payments received based on milestones as each milestone is achieved.

        Our collaboration agreement with Ono also provides for contingent payments to us for development milestones based solely upon Ono's performance. For such contingent amounts, even if they do not meet the definition of a substantive milestone, since they will be achieved based upon Ono's effort, as we will have no ongoing obligation as of this time, we expect to recognize the payments as revenue when earned under the applicable contract, provided that collection is reasonably assured.

Deferred Revenue

        Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue.

Stock-Based Compensation

        We account for stock-based compensation expense related to stock options granted to employees and members of our board of directors by estimating the fair value of each stock option on the date of grant using the Black-Scholes options-pricing model. For awards subject to time-based vesting conditions, we recognize stock-based compensation expense using the straight-line method. In accordance with the authoritative accounting literature, our options subject to both performance and time-based vesting conditions are expensed using the accelerated multiple-option approach. Under the accelerated multiple-option approach (also known as the graded-vesting method), we recognize compensation expense over the requisite service period for each separately vesting tranche of the award as though the award was in substance multiple awards, resulting in accelerated expense recognition during the earlier vesting periods.

        We account for stock options granted to non-employees, which primarily consists of founders and members of our scientific advisory board, using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

        Key assumptions.    We utilize the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

        Risk-free interest rate.    We base the risk-free interest rate assumption on zero-coupon US Treasury instruments appropriate for the expected term of the stock option grants.

        Expected dividend yield.    We base the expected dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. Consequently, we used an expected dividend yield of zero.

        Expected volatility.    As we do not have a significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily pricing observations over a period equivalent to the expected term of the stock option grants. The expected volatility assumption is based on volatilities of a peer group of similar companies whose shares are publicly available. The peer group was developed based on companies in the biotechnology industry.

        Expected term.    The expected term represents the period of time that options are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we determine the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

        The following table summarizes the weighted-average assumptions we used in our Black-Scholes calculations for awards to both employees and non-employees with service-based vesting conditions:

	Year ended December 31,
	2011	2012
Risk-free interest rate	2.2%	1.1%
Expected dividend yield	0.0%	0.0%
Expected volatility	87.7%	94.2%
Expected term (years)	6.1	6.0

        The following table summarizes the weighted-average assumptions we used in our Black-Scholes calculations for performance-based awards to both employees and non-employees:

	Year ended December 31,
	2011	2012
Risk-free interest rate	2.6%	0.8%
Expected dividend yield	0.0%	0.0%
Expected volatility	85.6%	102.4%
Expected term (years)	6.6	4.8

        In addition to the assumptions used in our Black-Scholes option-pricing model, the amount of stock option expense we recognize in our consolidated statements of operations and comprehensive loss includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our consolidated financial statements. To date our forfeitures have not been material.

        The following table summarizes stock-based compensation awards to employees and non-employees through December 31, 2012:

	Granted/Issued	Vested	Unvested
Stock Option Awards
Time-based vesting conditions
Employee	4,720,550	2,250,895	2,469,655
Non-employee	510,000	458,575	51,425
Performance-based vesting conditions
Employee	2,046,140	537,765	1,508,375
Non-employee	588,006	331,481	256,525
Restricted Stock Awards
Time-based vesting conditions
Employee	3,691,797	2,297,809	1,393,988
Non-employee	2,000,000	1,791,665	208,335
Performance-based vesting conditions
Employee	1,676,719	562,925	1,113,794
Non-employee	—	—	—

Time-Based Awards Issued to Employees

        Stock options granted to employees for the purchase of our common stock and certain issuances of common stock under restricted stock agreements generally vest 25% on the first year anniversary of the grant date and then ratably monthly thereafter. Expense is recognized using the straight-line method.

Performance-based Awards

        We have granted stock options for the purchase of our common stock which are subject to certain performance-based and time-based vesting conditions to certain of our employees and founders who are consultants. In addition, outside of our 2008 Stock Plan, we issued shares of common stock under restricted stock agreements to certain executives which are subject to certain performance-based and time-based vesting conditions. For performance-based awards to employees, (i) the fair value of the award is determined on the grant date, (ii) we assess the probability of the individual performance milestones under the award being achieved and (iii) the fair value of the shares subject to the milestone is expensed over the implicit service period commencing once management believes the performance criteria is probable of being met.

        For performance-based awards to non-employees, no expense is recognized until such time as the milestone event is achieved. Upon achievement, the portion of the milestone subject to immediate vesting is expensed based upon the then fair value of the award. For the portion of the award further subject to time-based vesting restrictions, expense is recorded quarterly, at the then fair value, as the shares vest until such time as performance is complete.

Time-based Awards Issued to Non-employees

        Stock options granted to non-employee consultants and/or members of our scientific advisory board in the normal course of business for the purchase of our common stock and certain issuances of common stock under restricted stock agreements are measured at fair value on a recurring basis.

        In connection with all grants to non-employees, including those with performance conditions, we recognized expense of approximately $10,000 and $0.2 million during the years ended December 31, 2011 and 2012, respectively.

        The following table summarizes the allocation of our stock-based compensation expense to employees and non-employees (in thousands):

	Year ended December 31,
	2011	2012
Research and development	$33	$192
General and administrative	29	28

Total	$62	$220

Common Stock Valuation

        We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. In addition, our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

  •
  contemporaneous valuations performed by independent third-party valuation specialists;

  •
  the prices at which we sold shares of preferred stock;

  •
  the superior rights, privileges and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  the lack of an active public market for our common and our preferred stock;

  •
  our results of operations and our financial position;

  •
  the status of our research and development efforts;

  •
  our stage of development;

  •
  our business strategy and advancement of our lead compounds;

  •
  the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions;

  •
  external market conditions affecting the biotechnology industry and trends within the broader biotechnology industry; and

  •
  US and global economic conditions.

        The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock.

        Once we determined the estimated value of the underlying common stock, we computed the per share estimated fair value for stock option grants based on the Black-Scholes option pricing model.

        The following table summarizes stock options granted since January 1, 2011 through April 12, 2013:

Grant dates	Number of common shares underlying options granted	Exercise price per common share	Fair value per common share	Intrinsic value per common share
April 7, 2011	1,355,243	$0.04	$0.04	—
June 29, 2011	1,229,390	$0.04	$0.04	—
October 6, 2011	300,000	$0.04	$0.04	—
November 16, 2011	40,000	$0.04	$0.04	—
January 25, 2012	898,930	$0.04	$0.04	—
July 10, 2012	363,600	$0.06	$0.06	—
February 15, 2013	1,202,800	$0.68	$0.68	—
April 11, 2013	152,300	$1.03	$1.03	—

        At December 31, 2012, we had $0.1 million and $18,000 of total unrecognized stock-based compensation expense associated with our time-based vesting awards and our performance-based awards, respectively, which will be recognized over a weighted average period of 2.4 years and 2.9 years respectively.

        Based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of December 31, 2012 was $             million, of which $             million and $             million would have been related to stock options that were vested and unvested, respectively, at that date.

        Our contemporaneous valuation analysis has been conducted under a probability-weighted expected return method, or PWERM. Under this method, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

  •
  completion of an initial public offering (on a high and low basis);

  •
  sale to a strategic acquirer (on a high and low basis);

  •
  collaboration arrangement with subsequent liquidation event, and

  •
  continuation as a private company with subsequent liquidation event

        Critical assumptions required to perform the PWERM include the following:

  •
  Scenarios: Expected future events were identified.

  •
  Scenario probabilities: Estimates of the probability of occurrence of each event were identified.

  •
  Valuations: Expected future values under each scenario were estimated.

  •
  Timing: Expected timing to the event under each scenario we estimated.

  •
  Risk-adjusted discount rates: Risk-adjusted discount rates were selected for each equity class based on the rights and preferences of each equity class and market data.

  •
  Discounts: Appropriate minority or marketability discounts, if any, required to estimate the per share value of the various equity classes were determined.

        There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the fair value of the underlying common stock and amount of our stock-based compensation expense, net income, (loss), and net income (loss) per share amounts would have differed.

        Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

  April 2011 Grant.    On April 7, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of March 1, 2011, which resulted in a fair market value of our common stock of $0.04 per share. We estimated that as of March 1, 2011, there was a 5% probability of an initial public offering scenario (3.0% low valuation/2.0% high valuation) in 3.75 years, a 10.0% probability of a third-party acquisition (6.0% low valuation/4.0% high valuation) in 3.75 years and a 85.0% probability of an event in which no liquidity is available to common stockholders. We applied a 10.0% discount for lack of control and a 30.0% discount for lack of marketability for the common stockholders. This valuation also contemplated the issuance of shares of our Series A preferred stock which occurred in June 2011. Our board of directors determined no events occurred between March 1, 2011 and April 7, 2011 which would have impacted these assumptions.

  June 2011 Grant.    On June 29, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

  October 2011 Grant.    On October 6, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

  November 2011 Grant.    On November 16, 2011, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

  January 2012 Grant.    On January 25, 2012, our board of directors determined that the fair value of our common stock was $0.04 per share. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 1, 2011 valuation analysis date and the date of this stock option grant.

  July 2012 Grant.    On July 10, 2012, our board of directors determined that the fair value of our common stock was $0.06 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of May 1, 2012, which resulted in a fair market value of our common stock of $0.06 per share. We estimated that as of May 1, 2012, there was a 4.0% probability of an initial public offering scenario (2.0% low valuation/2.0% high valuation) in 1.67 years, a 20.0% probability of a third-party acquisition (6.0% low valuation/2.0% high valuation in 1.67 years/12.0% mid value in 0.67 years) and a 76.0% probability of an event in which no liquidity is available to common stockholders in 1.16 years. We applied a 40.0% discount for lack of marketability for the common stockholders. This valuation also took into consideration the sale of 12.4 million shares of Series B preferred stock in February and March 2012. Our board of directors determined that no events occurred between the May 1, 2012 valuation date and July 10, 2012 which would have impacted these assumptions.

  December 2012 Valuation.    For purposes of computing stock based compensation expense as of December 31, 2012, our board of directors determined that the fair value of our common stock was $0.64 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of December 31, 2012, which resulted in a fair market value of our common stock of $0.64 per share. We estimated that as of December 31, 2012, there was a 48.8% probability of an initial public offering scenario within 0.58 to 1.5 years, a 10.2% probability of a merger or a third party acquisition within 0.75 and 4.5 years, and a 41.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 14.2% and 58.2% depending on the model and term). We applied a discount for lack of marketability of 10.0% for 0.58-year terms, 15.0% for 0.75-year terms, 25.0% for 1.5-year terms, 30.0% for 2.0-year terms, and 40.0% for 4.5-year terms, which resulted in a probability-weighted average discount for lack of marketability of 15.3% for the common stockholders. The following internal and external value-generating events occurred between July 10, 2012 and December 31, 2012:

    •
    in October 2012, we signed an in-license agreement with a major pharmaceutical company for RPC4046;

    •
    in October 2012, the first patient was dosed in the Phase 2 trial for RPC1063 in RMS;

    •
    in November 2012, we selected a lead banker for a potential IPO effort; and

    •
    in December 2012, the first patient was dosed in the Phase 2 trial for RPC1063 in UC.

  February 2013 Grant.    On February 15, 2013, our board of directors determined that the fair value of our common stock was $0.68 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of February 14, 2013, which resulted in a fair market value of our common stock of $0.68 per share. We estimated that as of February 14, 2013, there was a 48.8% probability of an initial public offering scenario within 0.46 to 1.38 years, a 10.2% probability of a merger or a third party acquisition within 0.63 and 4.38 years, and a 41.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 12.6% and 57.9% depending on the model and term). We applied a discount for lack of marketability of 10.0% for 0.46-year terms, 15.0% for 0.63-year terms, 25.0% for 1.38-year terms, 30.0% for 1.88-year terms, and 40.0% for 4.38-year terms, which resulted in a probability-weighted average discount for lack of marketability of 13.2% for the common stockholders. This valuation updated the December 31, 2012 valuation by our board which had determined that the fair value of our common stock at fiscal year-end was $0.64 per share. As part of this determination, our board of directors concluded that other than the passage of time, no significant internal or external value-generating events had occurred between December 31, 2012 and the February 15, 2013 stock option grants.

  April 2013 Grant.    On April 11, 2013, our board of directors determined that the fair value of our common stock was $1.03 per share. As part of this determination, our board of directors considered a valuation analysis prepared as of March 31, 2013, which resulted in a fair market value of our common stock of $1.03 per share. We estimated that as of March 31, 2013, there was a 61.0% probability of an initial public offering scenario within 0.17 to 1.25 years, a 9% probability of a merger or a third party acquisition within 0.50 and 4.25 years, and a 30.0% probability in which no liquidity is available to common stockholders. Given the different estimated timing of the various liquidity events, we applied a separate discount for lack of marketability for each scenario based on various restricted stock and pre-IPO studies (indicating a range between approximately 20% and 40%) and protective put option analyses (indicating a range between approximately 7.5% and 57.0% depending on the model and term). We applied a discount for lack of marketability of 6.0% for 0.17-year terms, 11.5% for 0.50-year terms, 22.0% for 1.25-year terms, 27.0% for 1.75-year terms, and 36.0% for 4.25-year terms, which resulted in a probability-weighted average discount for lack of marketability of 9.8% for the common stockholders. This valuation updated the February 14, 2013 valuation by our board which had determined that the fair value of our common stock was $0.68 per share. The following internal and external value generating events occurred between February 14, 2013 and April 11, 2013:

    •
    On February 19, 2013, we sold 12,357,561 shares of Series B convertible preferred stock for net proceeds of $12,724,760;

    •
    On February 28, 2013, we obtained two SPA agreements from the FDA related to our RADIANCE trial;

    •
    On March 27, 2013, we sold 8,238,377 shares of Series B convertible preferred stock for net proceeds of $8,467,010;

    •
    On April 3, 2013, we obtained preliminary confirmation that the primary objective of our TQT study was met (See "Business—RPC1063 Development—Thorough QT Study"); and

    •
    On April 4, 2013, we filed a registration statement on Form S-1 for an initial public offering.

        We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Net Operating Loss Carryforwards

        As of December 31, 2012, we had federal and California tax net operating loss carryforwards of $41.3 million and $41.8 million, respectively. The federal and California net loss carryfowards will begin to expire in 2027 and 2017, respectively. As of December 31, 2012, we also had federal and California research and development tax credit carryforwards of $1.9 million and $2.0 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2027. The California research and development tax credit carryforwards are available indefinitely.

        Under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed our analysis to determine what, if any, impact any prior ownership change has had on our ability to utilize our net operating loss carryfowards. Therefore, we have recorded a valuation allowance for the full amount of the portion of the deferred tax asset related to our net operating loss and research and development credits.

JOBS Act

        On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an

"emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

        We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

        The period-to-period comparison of our consolidated financial results below is not necessarily indicative of consolidated financial results that will be achieved in future periods.

Comparison of Fiscal Years Ended December 31, 2012 and 2011

        The following table summarizes the results of our operations for the fiscal years ended December 31, 2011 and 2012, together with the changes in those items in dollars (in thousands):

	Year ended December 31,
	2011	2012	Increase/(Decrease)
Collaborative revenues	$9,232	$8,647	$(585)
Research and development expenses	12,803	22,927	10,124
General and administrative expenses	2,756	3,430	674
Other income, net	217	—	(217)

        Collaborative Revenues.    We recognized revenues of $9.2 million for the year ended December 31, 2011, compared to $8.6 million for the year ended December 31, 2012. Upfront payments are amortized monthly on a straight-line basis over the period of performance. During 2011, we amortized one month, 11 months and 12 months of upfront payments from Ono, OMJP and Eli Lilly, respectively. During 2012, we amortized 12 months of upfront payments from both Ono and Lilly. Under the Ono collaboration, we have earned a total of $1.5 million in milestone payments that our management has determined do not meet the definition of a substantive milestone and therefore such amount is being amortized over the remaining term of the agreement. In 2011 and 2012, we earned $2.6 million and $2.0 million in substantive milestones under the OMJP and Ono agreements, respectively.

        The following table summarizes our sources of revenue by partner for each of the years ending December 31, 2011 and 2012 (in thousands):

Partner	Year	Upfront Fees and Non- Substantive Milestone Payments	Milestone Payments	Research & Development Funding Payments	Total Revenue
Ono Pharmaceutical Co., Ltd.	2011	$128	$—	$84	$212
	2012	1,537	2,000	2,551	6,088
Eli Lilly and Company	2011	2,520	—	—	2,520
	2012	2,480	—	—	2,480
Ortho-McNeil-Janssen Pharmaceuticals	2011	4,000	2,500	—	6,500
	2012	—	79	—	79
Total	2011	$6,648	$2,500	$84	$9,232
	2012	$4,017	$2,079	$2,551	$8,647

        Research and development expenses.    Research and development expenses were $12.8 million for the year ended December 31, 2011, compared to $22.9 million for the year ended December 31, 2012. The increase of $10.1 million is primarily related to (i) a $6.1 million increase in costs associated with establishing clinical sites, (ii) $2.0 million of expenses for a Phase 1 Thorough QT/QTc study as required by the FDA to meet current program timelines and (iii) $1.4 million in manufacturing costs for our Phase 2 trials of RPC1063 in RMS and UC and the initiation of drug development in preparation for a potential Phase 3 trial of RPC1063 in RMS.

        General and administrative expenses.    General and administrative expenses were $2.8 million for the year ended December 31, 2011, compared to $3.4 million for the year ended December 31, 2012. The increase of $0.7 million is primarily related to (i) a $0.3 million increase in personnel and travel costs associated with the addition of a director of corporate development and an overall 3.0% salary increase for employees, (ii) a $0.3 million increase in patent costs due to conversion of certain of our patents to an international filing and (iii) a $0.1 million increase in outside services, including legal and audit fees as we prepared for a potential IPO.

        Other income, net.    Other income, net was $0.2 million for the year ended December 31, 2011 and represented a tax credit under the Qualifying Therapeutic Discovery Project under section 48D of the Internal Revenue Code. In 2012, we did not receive or apply for any similar credits. For 2011 and 2012, interest income was not material in either period.

Liquidity and Capital Resources

        We have incurred losses since inception and negative cash flows from operating activities. As of December 31, 2012, we only had working capital of $0.1 million and an accumulated deficit of $47.6 million. We anticipate that we will continue to incur net losses into the foreseeable future as we: (i) continue the development and commercialization of our lead drug candidate RPC1063; (ii) work to develop additional drug candidates through research and development programs; and (iii) expand our corporate infrastructure, including the costs associated with becoming a public company. We plan to continue to fund losses from operations and capital funding needs through future debt and equity financing, as well as potential additional collaborations. The sale of additional equity or convertible debt could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are not able to secure adequate additional funding we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations, and future prospects.

        Our recurring losses from operations, negative cash flows and insufficient working capital raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We may never become profitable, or if we do, we may not be able to sustain profitability on a recurring basis.

        We have funded our operations primarily from the sale of convertible equity securities and through the receipt of upfront payments, research funding and preclinical milestones from our collaboration arrangements. We have received $61.5 million in proceeds from the sale of our Series A and Series B convertible preferred stock, including the sale of Series B convertible preferred stock in February and March 2013. Through December 31, 2012, we have received $20.8 million in upfront payments, research funding and preclinical milestones from our collaborative arrangements with Lilly, OMJP and Ono.

        As of December 31, 2012, we had approximately $5.4 million in cash and cash equivalents. The following table shows a summary of our cash flows for the years ended December 31, 2011 and 2012 (in thousands):

	Year ended December 31,
	2011	2012
Net cash provided by (used in):
Operating activities	$1,186	$(18,418)
Investing activities	(614)	(214)
Financing activities	8,687	12,723

Total	$9,259	$(5,909)

        Operating activities.    Net cash provided by operating activities was $1.2 million for the year ended December 31, 2011, compared to net cash used in operating activities of $18.4 million for the year ended December 31, 2012. During 2011, the primary source of cash was the net unamortized upfront payments under our collaboration arrangements. During 2012, the primary use of cash was to fund the increased levels of research and development activities.

        Investing activities.    In 2011, in anticipation of the signing of the Ono agreement, we purchased approximately $0.6 million in structural biology equipment to support our research and development activities under the agreement. In 2012, we purchased an additional $0.1 million in structural biology equipment to further support our research and development activities. We do not hold any short-term investments.

        Financing activities.    Net cash provided by financing activities was $8.7 million for the year ended December 31, 2011, compared to $12.7 million for the year ended December 31, 2012. During 2011, net proceeds from the sale of our Series A convertible preferred stock and common stock warrants was $8.7 million. During the year ended December 31, 2012, net proceeds from the sale of our Series B convertible preferred stock was $12.6 million. Proceeds from the exercise of stock options and common stock warrants were not material and $0.2 million, in 2011 and 2012, respectively.

        We believe that our existing cash and cash equivalents as of December 31, 2012, along with the proceeds from our sale of additional Series B convertible preferred stock in February and March 2013 and the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements into the second half of 2014. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

        The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

  •
  the progress, costs, results of and timing of our ongoing and planned clinical trials;

  •
  our ability to enter into collaborative agreements for the development and commercialization of our product candidates, particularly RPC1063;

  •
  the willingness of the FDA and EMA to accept our clinical and preclinical studies and other work as the basis for review and approval of product candidates;

  •
  the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and any similar regulatory agencies;

  •
  whether AbbVie Bahamas Ltd. and AbbVie Inc., which we refer to together as AbbVie (formerly a part of Abbott Laboratories), exercises its option, following the availability of results for a Phase 2 trial of RPC4046 in EoE, to collaborate with us on the development and commercialization of RPC4046;

  •
  the number of product candidates and indications that we pursue, whether developed from our research program for glucagon-like peptide-1 small molecule positive allosteric modulators (GLP-1R PAMs), otherwise developed internally or in-licensed;

  •
  the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;

  •
  our need to expand our development activities and, potentially, our research activities;

  •
  the timing and costs associated with establishing sales and marketing capabilities;

  •
  market acceptance of any approved product candidates;

  •
  the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

  •
  the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

  •
  the extent to which we are required to pay milestone or other payments under our in-license agreements and the timing of such payments;

  •
  our need and ability to hire additional management, development and scientific personnel; and

  •
  our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Off-Balance Sheet Arrangements

        Through December 31, 2012, we have not entered into and did not have any relationships with unconsolidated entities or financial collaborations, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations

        Our principal contractual obligations primarily consist of obligations under our operating lease for laboratory and office space. As of December 31, 2012, our future non-cancellable minimum lease payments under this obligation were as follows (in thousands):

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations(1)	$1,544	$842	$702	$—	$—

Total	$1,544	$842	$702	$—	$—

(1)
Excluded from the above table are (i) annual maintenance fees due under our April and June 2009 license agreements with The Scripps Research Institute, which are not considered material and are potentially creditable against future payment obligations, and (ii) royalties and fees which may become payable by us under such agreements, including up to an aggregate of $5,300,000 in milestone payments depending upon the development of RPC1063 and other potential product candidates (see "Business—Strategic Collaborations and Research Agreements—License Agreements with The Scripps Research Institute (TSRI)").

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Fluctuation Risk

        Our cash and cash equivalents consist of cash, held by a large, US commercial bank. We do not have any long-term borrowings. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. We do not hold any short-term investments and do not have any debt or other long-term borrowing arrangements that would subject us to interest rate fluctuation risk.

Foreign Currency Exchange Risk

        We contract with CROs and investigational sites in several foreign countries, including countries in Eastern and Western Europe and the Asian Pacific. We are therefore subject to fluctuations in foreign currency rates in connection with these agreements. We do not hedge our foreign currency exchange rate risk. To date we have not incurred any material effects from foreign currency changes on these contracts.

Inflation Risk

        Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the years ended December 31, 2011 and 2012.

Recent Accounting Pronouncements

        In June 2011, a new accounting standard was issued that changed the disclosure requirements for the presentation of other comprehensive income (OCI) in financial statements, including elimination of the option to present OCI in our statements of stockholders' deficit. We have elected to present OCI and its components for both interim and annual periods in a single statement, which is our consolidated statements of operations and comprehensive loss. This standard was adopted as of January 1, 2012, and the retrospective application of this standard did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics for immune disorders. Our product candidates span three distinct specialty disease areas. Our lead asset, RPC1063, is being developed as an oral therapy for the treatment of Relapsing Multiple Sclerosis (RMS) and Inflammatory Bowel Disease (IBD). Our second asset, RPC4046, is being developed for the treatment of an allergic/immune-mediated disorder, Eosinophilic Esophagitis (EoE), which is an Orphan Disease. Our strategy is to develop best-in-class (by mechanism of action) drug candidates and selectively pursue first-in-class (based on projected timing of approval) market positions. The mechanism of action for each of our product candidates has been validated in one or more immunology indications. RPC1063 was selected for pharmaceutic properties with potential to demonstrate best-in-class differentiation in RMS. In IBD and EoE, our product candidates RPC1063 and RPC4046, respectively, have the potential to be the first in their respective classes to be approved.

        Our founders and executive management team have held senior positions at leading pharmaceutical and biotechnology companies and possess substantial experience across the spectrum of drug discovery, development and commercialization. Our CEO was previously the CEO of Facet Biotech, which was developing daclizumab for RMS when Facet was acquired by Abbott Laboratories. Members of our senior executive team have also played key roles at Biogen Idec, Bristol-Myers Squibb and Genentech in successfully developing therapeutics, including ocrelizumab in RMS, as well as developing and commercializing therapeutics in immune disease, including Orencia® (abatacept) and Rituxan® (rituximab) for Rheumatoid Arthritis.

        RPC1063 is currently being tested in the Phase 2 portion of an accelerated design, randomized Phase 2/3 study for the treatment of RMS, with Phase 2 primary endpoint (top-line) results anticipated in mid-2014. The accelerated design, which we reviewed with the US Food and Drug Administration (FDA), may allow us to eliminate a potentially lengthy period of time between completing enrollment for the Phase 2 portion of the study and initiating enrollment for the Phase 3 portion of the study. In addition, we have obtained Special Protocol Assessment (SPA) agreement from the FDA on our clinical trial design for the planned Phase 3 portion of the Phase 2/3 study as well as a second planned RMS Phase 3 study. RPC1063 is also being tested in a randomized Phase 2 study for the treatment of Ulcerative Colitis (UC), a gastrointestinal (GI) disease affecting a well-defined subset of IBD patients. Top-line results for this Phase 2 study are anticipated in mid-2014.

        RPC1063 impacts the immune system by modulating an important G protein-coupled receptor (GPCR) known as the sphingosine 1-phosphate 1 receptor (S1P1R), a member of the sphingosine 1-phosphate receptor (S1PR) family of receptors. GPCRs are membrane protein receptors involved in a broad range of biological processes and diseases. S1P1R modulation causes selective and reversible retention, or sequestration, of circulating white blood cells (lymphocytes) in peripheral lymphoid tissue (such as the lymph nodes) and in the thymus. The sequestration of lymphocytes is achieved by modulating cell migration patterns (known as "lymphocyte trafficking"), specifically preventing self-targeting, or autoreactive, lymphocyte migration to areas of disease inflammation, which is a major contributor to autoimmune disease. By measuring lymphocyte count reduction in peripheral blood circulation, we are able to observe and confirm this desired drug effect.

        Reduction in peripheral lymphocyte count serves as a pharmacodynamic measure, or a "biomarker," of the physiological effect of S1PR modulators in RMS. Certain threshold levels of peripheral lymphocyte count reduction correlate with efficacy in Phase 2 and Phase 3 RMS studies as measured by standard efficacy endpoints: for Phase 2, a significant reduction in the cumulative number of total gadolinium enhancing (GdE) lesions (or areas of injury or disease in the brain highlighted by a contrast medium) as determined by magnetic resonance imaging (MRI); and for Phase 3, a significant reduction in the annualized relapse rate (ARR), which is a measure of the rate of disease reoccurrence.

We have demonstrated dose-dependent lymphocyte count reduction to target levels with RPC1063 in a Phase 1 study. The Phase 2 and planned Phase 3 portions of our randomized Phase 2/3 study of RPC1063 in RMS seek to demonstrate efficacy based on the noted MRI and ARR endpoints, respectively.

        The first oral immune-targeting agent approved for RMS was Novartis' Gilenya® (fingolimod), a non-selective S1PR modulator launched in 2010. Achieving fiscal year 2012 worldwide sales of approximately $1.2 billion in its second full year of commercial launch, the success of Gilenya® highlights the unmet need in the RMS market for efficacious, orally administered therapies. RPC1063 was discovered by our scientific founders and advanced by members of our management team for development based on key pharmaceutic properties that have the potential for clinically meaningful improved safety features as compared to those of Gilenya®.

        In addition to RMS, we believe that S1P1R modulation of lymphocyte trafficking may have utility in other immune disorders. An increasing body of both preclinical and clinical evidence provides a strong rationale for this mechanistic approach in IBD. Given the lack of disease-modifying oral therapeutics in late-stage development for IBD, we believe RPC1063 could potentially represent the best orally administered therapy for IBD and effect a paradigm shift in IBD treatment similar to the impact on RMS treatment dynamics caused by the entry of Gilenya®.

        Our second asset, RPC4046 for the treatment of EoE, builds upon our core competencies in immunology and GI diseases. In-licensed from AbbVie Bahamas Ltd. and AbbVie Inc., which we refer to together as AbbVie (formerly a part of Abbott Laboratories), RPC4046 is a monoclonal antibody directed against the interleukin-13 (IL-13) target, which has been validated in Asthma, a predominantly allergic/immune-mediated disorder. As part of our planned development program for RPC4046 in EoE, an Orphan-designated GI disease, we plan to request a pre-Investigational New Drug application (IND) meeting with the FDA by the end of 2013. Subsequently, we plan to submit a new IND in the first half of 2014 and initiate a randomized Phase 2 trial for RPC4046 for the treatment of EoE.

        We utilize our proprietary GPCR structure-based drug design technology platform in discovery research to identify potential best-in-class product candidates directed to high-value GPCR targets. Structure-based drug design is a technique by which the three-dimensional structure of a protein receptor is identified and utilized in drug discovery research to design potential drug candidates to the specific requirements of the receptor. Our technology platform augments our expertise in GPCR biology. Our research includes a preclinical program developing oral, small molecule, positive allosteric modulators (PAMs) of the glucagon-like peptide-1 receptor (GLP-1R) for the treatment of Type 2 Diabetes. Allosteric modulators bind the protein receptor at a site distinct from the receptor's natural binding partner (ligand), and positive allosteric modulators of the GLP-1R enhance the activity between the GLP-1R and its natural binding partner. We have previously entered into several collaborative, cash-flow positive arrangements to leverage this technology platform, including one ongoing collaboration.

        We retain full development and commercial rights to RPC1063. We intend to seek a development and commercial partner for RPC1063 after the availability of Phase 2 results to offset risk and preserve capital, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize shareholder value. If we are successful in developing RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force.

        Our key product candidates are:

  •
  RPC1063 for the treatment of RMS:  RPC1063 is a novel, oral, once daily, selective and potent S1P1R modulator. RMS is a chronic autoimmune disorder of the central nervous system (CNS), characterized by recurrent acute exacerbations (relapses) of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses (remission). The disease invariably results in progressive and permanent accumulation of disability and impairment, affecting adults during their most productive years. RMS disproportionately affects women, with a majority of patients diagnosed between the ages of 20 and 40.

    RMS represents a specialty market estimated at 500,000 patients worldwide. Total branded RMS drug sales in the global market were approximately $13 billion in 2012, increasing from approximately $11 billion in 2011. We believe oral agents will modify treatment dynamics over time, driving further market growth, largely displacing standard of care first-line injectable therapies and providing more options in a market characterized by frequent cycling through therapeutic agents.

    The first oral immune targeting agent approved for RMS is Gilenya®, a non-selective S1PR modulator launched in 2010. Biogen Idec's TecfideraTM, which was approved by the FDA on March 27, 2013, is anticipated to further shift treatment dynamics in favor of oral therapy. A primary measure of efficacy for RMS therapeutics is reduction in Annualized Relapse Rate (ARR) compared with placebo, which ranges from approximately 30% for standard-of-care injectable agents to 54-60% for Gilenya® and 44-53% for TecfideraTM.

    We believe there is a significant market opportunity for effective oral RMS therapies with improved safety and tolerability profiles. Based on profiles of currently marketed therapies and available information for therapies in late-stage clinical development, we believe RPC1063 has the potential to be the best oral S1PR modulator for RMS. In particular, we believe RPC1063 has the potential for meaningfully improved safety features, including:

    •
    Better management of infections and retreatment decisions through a shorter half-life and rapid lymphocyte recovery, since administration of a new immunosuppressive agent can increase the risk of infection by further suppressing a patient's immune system after another agent with a long half-life is withdrawn but its immunosuppressive effect lingers;

    •
    Reduced cardiovascular side effects (in particular, decrease in heart rate and heart conduction abnormalities), through favorable pharmaceutic properties and utilization of an initially increasing dosing regimen, known as dose titration;

    •
    Reduced liver toxicity, known as hepatotoxicity, and lower resultant treatment discontinuation rates; and

    •
    Avoidance of potential "off-target" side effects including potential for promotion of fibrosis and certain cardiovascular effects.

    In 2012, we initiated the Phase 2 portion of a randomized Phase 2/3 study, called RADIANCE, which was designed in consultation with the FDA. The Phase 2 portion of RADIANCE, which will enroll up to 210 patients, is a randomized, double-blind comparison of the doses of 0.5 and 1.0 mg of RPC1063 against placebo in patients with RMS, and is designed to characterize the short-term safety and efficacy of RPC1063 in RMS. The primary objective is to demonstrate the superior clinical efficacy of RPC1063 compared to placebo by showing a reduction in the cumulative number of total GdE lesions determined by MRI from week 12 to week 24 of study treatment. We have obtained SPA agreement for the Phase 3 portion of RADIANCE and for the second pivotal Phase 3 RMS study.

  •
  RPC1063 for the treatment of UC:  IBD is comprised of two chronic, autoimmune, GI inflammatory disorders: UC and Crohn's Disease (CD). UC is a GI inflammatory disorder involving ulcers in the colon and is characterized by a chronic course of remissions and exacerbations. Patients suffer from a multitude of GI symptoms, including diarrhea, rectal bleeding and abdominal pain.

    The worldwide prevalence of IBD is estimated at approximately 2.5 million patients, with UC patients numbering approximately 1.5 million. Total IBD drug sales were forecast for 2012 by the Datamonitor Group at approximately $5 billion worldwide. However, the development and potential for approval of novel mechanism of action agents, including vedolizumab, an intravenously (IV) administered lymphocyte trafficking agent in development by Takeda Pharmaceutical Company, are expected, if approved, to accelerate market growth.

    Current UC treatments include oral therapies, such as corticosteroids designed to treat inflammation in the intestine. However, the long-term use of anti-inflammatory agents such as corticosteroids is associated with significant side effects. While these agents are often sufficient for the treatment of mild disease, patients with moderate to severe pathology often require treatment with injectable or infused biologics. Biologic therapies, including the anti-tumor necrosis factor (TNF) class of drugs, were forecast by the Datamonitor Group at total worldwide sales of approximately $2.8 billion in 2010. However, these products are limited by an injectable or infused route of administration and side effects, such as infections, immunogenicity and infusion/injection site reactions, and lack of efficacy in a significant proportion of patients. For these reasons, biologic therapies have typically been reserved for the last line of treatment in UC.

    We believe there is a significant market opportunity for effective oral therapies that can induce and maintain clinical remission, and which offer favorable safety profiles conducive to chronic, long-term administration. Based on available information on the limited number of therapies currently in clinical development, we believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC. The potential product profile of RPC1063 may allow its use early in the step-by-step treatment procedure (or treatment algorithm) for IBD or as an oral therapy alternative to injectable or infused biologics.

    We are currently enrolling a randomized Phase 2 study evaluating the ability of RPC1063 to induce clinical remission in patients with moderately-to-severely active UC called TOUCHSTONE. We believe the rigorous design of TOUCHSTONE provides a basis for a reliable proof-of-concept study in IBD with validated and objective endpoints. We designed TOUCHSTONE with endpoints and a statistical analysis plan consistent with a registrational (Phase 3) study approach. The FDA has indicated that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. However, we have not requested an SPA with respect to TOUCHSTONE, and the FDA could change its view even if the study achieves statistically and clinically persuasive results. Typically for a registration program the FDA requires two Phase 3 studies for induction of clinical remission and one Phase 3 study for maintenance of clinical remission.

  •
  RPC4046 for the treatment of EoE:  RPC4046 is a monoclonal antibody selective to IL-13 and produced by recombinant DNA technology. The RPC4046 antibody binds strongly (with high affinity) and has been "humanized," meaning it is made in non-human species, but modified to increase its similarity to an antibody produced naturally in humans. EoE is a chronic immune-mediated Orphan Disease with symptoms related to esophageal dysfunction, including food impaction and difficulty swallowing, which can have a profound impact on quality of life.

    Based on reported prevalence and diagnosis rates, we estimate that the 2012 diagnosed EoE patient population is approximately 160,000 patients in the US and approximately 145,000 patients in the EU. Despite the significant morbidity associated with EoE, there are currently no

    FDA-approved drugs, and the current mainstay of treatment, topical steroids, is associated with a short-lived duration of efficacy and local fungal infections. As such, there is a high unmet need for drugs that sustainably reduce symptoms and potentially alter the course of EoE.

    IL-13 antagonists have demonstrated efficacy in preclinical models of allergic and other immunological disorders. The first human proof-of-concept data was recently obtained in a Phase 2 study of Genentech's anti-IL-13 antibody lebrikizumab for the treatment of Asthma. Similar to Asthma, increased tissue levels of IL-13 present in EoE are associated with over-expression of certain proteins which may serve as predictive biomarkers for patients with higher response rates to therapy and/or targeted immunotherapy.

    We have an exclusive development license to RPC4046 from AbbVie and, based on a completed Phase 1 study conducted by AbbVie, we plan to initiate a randomized Phase 2 study in adolescent and adult active EoE patients in the first half of 2014 to demonstrate proof-of-concept in EoE. AbbVie holds an option to enter into a global collaboration with us for RPC4046 following the availability of results from the planned Phase 2 study. If AbbVie does not exercise its option, we will have an exclusive worldwide license for the development and commercialization of RPC4046.

        We utilize our proprietary GPCR structure-based drug discovery and design technology platform to identify potential best-in-class therapeutics for high-value GPCR targets. Our research includes our in-house program developing oral, small molecule, GLP-1R PAMs for the treatment of Type 2 Diabetes. Activation of the GLP-1 receptor with peptide modulators has been one of the most important therapeutic advances in the treatment of Type 2 Diabetes in the last decade. However, marketed GLP-1R peptide agonists are only available as injections, which has limited adoption of the therapy. We believe that an oral, potent, non-peptide modulator of GLP-1R would make this important therapeutic class more convenient and accessible to a wider population of Type 2 Diabetes patients. Our efforts involving GLP 1R PAMs for the treatment of Type 2 Diabetes have only been preclinical to date, and we have not filed an IND for this program. In addition to our in-house research discovery efforts, we have enacted several collaborations utilizing our proprietary GPCR platform. These consist of an ongoing collaboration with Ono Pharmaceutical Co., Ltd. (Ono), a completed partnership with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJP) and a completed collaboration with Eli Lilly and Company (Eli Lilly).

Our Strategy

        Our goal is to build a sustainable biopharmaceutical company that significantly advances innovative treatment alternatives for patients with immune disorders. Critical components of our business strategy include:

  •
  Focus our resources on advancing our product candidates to address unmet patient needs in immune disorders:

  •
  Successfully develop RPC1063 for the treatment of RMS.  We have initiated the Phase 2 portion of RADIANCE, our randomized Phase 2/3 study of RPC1063 in RMS. The goal of our development strategy for RPC1063 in RMS is to demonstrate clinically meaningful differentiation, including a favorable safety profile. We believe RPC1063 has the potential to be the best oral S1PR modulator for RMS.

  •
  Successfully develop RPC1063 for the treatment of UC.  We have initiated TOUCHSTONE, our randomized Phase 2 study of RPC1063 in UC. Our development strategy for RPC1063 in UC leverages the validation of S1P1R modulation in RMS. We believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC. Given a lack of disease-modifying oral therapeutics in late-stage development for IBD, we believe RPC1063 could effect a paradigm shift in IBD treatment not unlike the impact on RMS treatment dynamics caused by the entry of Gilenya®.

    •
    Successfully develop RPC4046 for the treatment of EoE.  Following a planned 2013 pre-IND meeting with the FDA, we intend to file a new IND for RPC4046 and initiate a randomized Phase 2 clinical study in EoE, an Orphan Disease for which there is currently no FDA-approved therapy. We believe we could potentially develop RPC4046 independently through regulatory approval, although AbbVie has an option to collaborate with us after the availability of Phase 2 results in EoE.

  •
  Retain substantial development and commercialization rights.  We intend to seek a development and commercial partner for RPC1063 after the availability of Phase 2 results to offset risk and preserve capital, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize shareholder value. If we are successful in developing RPC1063 and/or RPC4046, we may elect to build a targeted specialty sales force.

  •
  Mitigate development risk with validated mechanisms of action and use of biomarkers.  We seek to mitigate development risk by developing product candidates with validated mechanisms of action and by utilizing biomarkers that may correlate with clinical efficacy, such as lymphocyte count reduction for RPC1063 since other S1PR modulators have demonstrated a positive relationship between lymphocyte count reduction and efficacy in RMS. Biomarkers may also identify patient subgroups that may be more responsive to targeted therapy. For example, up-regulated tissue levels of certain proteins that we can measure in the clinical setting are associated with IL-13 expression and may serve as diagnostic biomarkers for EoE patients in our RPC4046 program. With respect to developing product candidates with validated mechanisms of action, we are relying upon third-party data which could prove to be inaccurate or unreliable and thus adversely affect our assumptions.

  •
  Accelerate timelines through innovative clinical design.  We seek to accelerate development timelines through innovative clinical study design, including our Phase 2/3 study in RMS which may allow us to eliminate a potentially lengthy period of time between completing enrollment for the Phase 2 portion of the study and initiating enrollment for the Phase 3 portion of the study. We have engaged proactively with regulatory authorities to define expedited pathways and secure high-level regulatory agreements, such as the two SPAs we have obtained from the FDA for our planned Phase 3 studies in RMS. The robust design of our ongoing Phase 2 study for RPC1063 in UC is another example of potentially accelerated development, as the FDA has indicated that if the results of the study are statistically and clinically persuasive, the balance of our registration program for RPC1063 in UC could be supported by a single Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. Based upon the lack of approved products in EoE, we plan to seek Orphan and/or Fast Track designation for RPC4046 in EoE which, if granted, may allow us to pursue an accelerated development program, including registration with a smaller patient safety database than otherwise required in non-Orphan indications as well as priority review, allowing for a more rapid development timeline to potential registration.

  •
  Build our pipeline in-house and through in-licensing.  We intend to deploy most of the net proceeds from this offering to develop our lead clinical compounds. However, we recognize the importance of building a pipeline to create a sustainable biopharmaceutical company. Drawing upon our experience with RPC4046, we may engage in further in-licensing, particularly where a product candidate potentially addresses a high unmet medical need within our development expertise. We have used our drug discovery platform to catalyze a novel preclinical research program focused on GLP-1R PAMs for the potential treatment of Type 2 Diabetes. Building upon our platform-associated expertise in GPCR targets, we have identified additional high-value GPCRs for which we may initiate drug discovery efforts in the future.

Our Pipeline

Note: All dates represent Company expectations. Actual timing may vary.

Our Lead Product Candidate—S1P1R Modulator RPC1063

        RPC1063 is a novel, oral, once daily, selective and potent S1P1R modulator developed at Receptos. We exclusively licensed a broad genus patent for S1P1R modulator compounds from The Scripps Research Institute (TSRI) in 2009. From our early stage research on these compounds, we identified and selected a product candidate, RPC1063, based on key pharmaceutic properties that offer the potential for clinically meaningful improved safety features. A composition of matter patent for RPC1063, if issued from the pending patent applications, would expire in 2029 (worldwide) subject to any patent term adjustments or extensions. We believe RPC1063 has the potential to be the best oral S1PR modulator for RMS as well as the best orally administered therapy and first S1PR modulator approved for the treatment of UC.

S1P1R Modulation in RMS and IBD

        There are five sphingosine 1-phosphate (S1P) receptors (S1PRs), termed S1P1R, S1P2R, S1P3R, S1P4R and S1P5R. The S1P1R is expressed on lymphocytes that are associated with the underlying inflammation of autoimmune diseases. Importantly, S1P1R modulation causes selective and reversible sequestration of circulating lymphocytes in the thymus and peripheral lymphoid tissues. Sequestration is achieved through changes in lymphocyte trafficking, preventing autoreactive lymphocyte migration to sites of inflammation, including the CNS in RMS and the GI tract in IBD. This approach differs from cytotoxic agents which may cause non-selective depletion or inhibition of healthy, functional lymphocytes. Sequestration of lymphocytes in the lymphoid tissues results in decreased lymphocyte count in peripheral circulation, which can be easily measured through blood sampling and thereby provide a robust mechanistic pharmacodynamic biomarker for preclinical and clinical studies.

        Threshold levels of lymphocyte count reduction have been correlated to clinical efficacy for Gilenya®, the first-in-class non-selective S1PR modulator for the treatment of RMS, as well as other S1PR modulators in late-stage clinical development by third parties. Additional direct beneficial effects of S1P1R modulation for RMS patients may occur in the CNS. For example, stimulation of the S1P1R could increase the integrity of the blood-brain barrier, which may inhibit the trafficking of autoreactive lymphocytes to the site of disease. In addition, S1P1R is expressed in CNS tissue and modulation of this receptor in the brain may have neuroprotective effects.

        We believe that S1P1R modulation of lymphocyte trafficking may have utility in other autoimmune diseases, including IBD. An increasing body of both preclinical and clinical evidence provides a strong rationale for this mechanistic approach in IBD. Although the data supporting correlation of lymphocyte count reduction with clinical efficacy has to date been generated by third parties, we use lymphocyte count reduction as a biomarker which we believe will correlate with clinical efficacy in our current Phase 2 studies of RPC1063 in RMS and UC. We have demonstrated lymphocyte count reduction in the clinical setting with RPC1063.

S1P1R Modulator RPC1063 in RMS

RMS Description

        Multiple sclerosis (MS) is a chronic disorder of the CNS involving brain, spinal cord and optic nerves, and is characterized clinically by recurring episodes of neurological symptoms (relapses). MS is immune-mediated, driven by autoreactive lymphocytes that attack the covering surrounding nerve cells, or myelin sheath. This autoimmune response results in destruction of the myelin sheath, termed demyelination, and nerve damage. The CNS destruction caused by autoreactive lymphocytes can lead to debilitating clinical symptoms such as numbness, difficulty walking, visual loss, lack of coordination and muscle weakness.

        RMS is the most frequent clinical presentation of MS. The majority of patients are diagnosed between the ages of 20 and 40, with a peak at age 29-30, and there is a consistent 2:1 female-to-male ratio. At onset, approximately 85% of patients have RMS, characterized by recurrent acute exacerbations (relapses) of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses. Almost half of relapses result in incomplete recovery of function and leave permanent disability and impairment that accumulates over time. Owing to the complications of chronic disability, life span for patients with MS is typically shortened by approximately ten years. Depression and/or anxiety due to the physical co-morbidities associated with MS result in suicide in approximately 15-30% of patients.

        The early onset and progressive nature of RMS highlights the need for treatment options that are convenient and tolerable. This unmet need is particularly important for sufferers in the workforce or those raising families. The inevitability of both relapse and disease progression also highlights the cycling nature of RMS therapy as patients and physicians avail themselves of medications that offer progressive levels of efficacy and differing risk/benefit profiles. As new efficacious and safe treatments are approved, RMS patients will have more options for treatment in earlier stages of the disease.

Overview of the RMS Market

        In 2012, the annual RMS market for branded therapeutic treatments was approximately $13 billion worldwide (excluding any supportive care therapies), increasing from approximately $11 billion in 2011, and included Avonex® (interferon (IFN) b-1a) Betaseron® (IFN b-1b), Copaxone® (glatiramer acetate) and Rebif® (IFN b-1a), together often referred to as the ABCRs, as well as Tysabri® (natalizumab)

and the oral therapies Gilenya®, which is a non-selective S1PR modulator, and Aubagio® (teriflunomide), which is not an S1PR modulator:

2012 RMS Market: ~$13 billion

Note: Aubagio® sales were $9M for 2012
 ($ in billions)

        We believe further RMS market growth may be driven to a significant extent by the entry of additional oral therapies that demonstrate higher efficacy and improved safety and tolerability compared to the ABCRs and Tysabri®. In 2012, the second full year of launch, Gilenya® achieved $1.2 billion in worldwide sales.

        RMS patients represent a specialty market of an estimated 500,000 patients worldwide. RMS patients can be segmented into first-line, second-line and last-line treatment groups.

RMS Patient Population

        The ABCR therapies are often the first line of treatment in RMS. Newly diagnosed RMS patients receive ABCR treatment and typically cycle through the therapies for so long as they remain controlled and responsive to therapy. However, patients inevitably become uncontrolled and/or progress to become non-responsive. These second-line patients may opt to quit therapy altogether due to tolerability issues or dissatisfaction with treatment options, such as injection fatigue or perceived lack of efficacy. Finally, the last line of treatment represents a small patient population with more severe disease progression willing to tolerate risk/benefit profiles of more efficacious drugs accompanied by serious side effects. We believe the second-line uncontrolled and/or discontinued patient population represents an area of large unmet medical need. Patients that have discontinued treatment are expected to re-enter treatment with the availability of new oral therapies to fulfill their unmet treatment need. It is also anticipated that a proportion of newly diagnosed patients will be considered for safe, oral products as physician experience grows with this class of therapies. Finally, we anticipate that a proportion of the first-line treatment segment of patients will shift away from ABCR cycling behavior to oral therapeutics, based on both the low tolerability of the ABCRs as well as diminishing tolerance for injectable therapy.

Currently Available Treatment Options for RMS

        Introduced in the 1990's, interferon beta therapies and Copaxone® are generally safe and thus have become the standard of care in the treatment of RMS. However, these RMS therapies have not conclusively been shown to positively impact long-term disease disability and have unfavorable tolerability profiles. In addition, these therapies are administered via frequent injections leading many patients to develop injection-fatigue. Oral therapies for MS have been actively sought by neurologists and patients. The first oral treatment for RMS, Gilenya®, was approved in September 2010, the second, Aubagio®, was approved in September 2012, and the third, TecfideraTM, was approved on March 27, 2013.

        A primary measure of efficacy for RMS therapeutics is reduction in ARR measured versus placebo. The ABCRs have shown reductions in ARR of approximately 30%. The interferon-beta therapies are characterized by flu-like symptoms that accompany their regimens of weekly to every-other day injections. Copaxone® is not associated with flu-like symptoms, but requires daily injections. In addition, hepatic injury has been associated with Avonex® and Rebif® treatment. The ABCRs are generally administered early in the treatment algorithm due to physician experience with their long-term safety profile. Tysabri® has shown a reduction in ARR of 67%, but it may cause serious side effects including increased risk of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal viral disease. Tysabri® is generally recommended for patients who have an inadequate response to, or are unable to tolerate, alternate RMS therapies, and is only available to this defined patient group through a special restricted distribution program.

        Three oral drug therapies have been approved for RMS. The first, Gilenya®, is a non-selective S1PR modulator with activity on four of the five S1P receptors: S1P1R, S1P3R, S1P4R, and S1P5R. Gilenya® at a 0.5 mg once oral daily dose has shown a reduction in ARR of 54%-60% versus placebo and a reduction in ARR of 52% versus Avonex®. Common Gilenya® adverse reactions include headache, influenza, diarrhea, back pain, liver transaminase elevations and cough. In addition, prescribing information warnings and precautions for Gilenya® include risks of abnormal slowing of the heart rate, or bradyarrhythmia, and atrioventricular (AV) blocks, infection, macular edema, respiratory effects, hepatic effects (elevations in liver enzymes), fetal risk, blood pressure effects and immune system effects following discontinuation of therapy (long lymphocyte recovery time of one-to-two months). Aside from hepatic effects, we believe these reactions and risks are associated with S1PR modulation. Since RPC1063 is also an S1PR modulator, although more selective for the S1P1R, these adverse reactions and risks could apply to use of RPC1063. However, we believe that by virtue of its pharmaceutic properties, RPC1063 has the potential to improve upon the cardiovascular side effect profile and immune system effects following discontinuation of therapy as well as the non-class hepatic effects.

        In September 2012, Genzyme's Aubagio® became the second oral treatment for RMS approved for first-line therapy. Aubagio®, which is not an S1PR modulator, has shown a reduction in ARR of 31% (versus placebo) at once daily doses of 7 or 14 mg. The most common adverse reactions include risk of alanine aminotransferase (ALT, or liver enzyme) increases, alopecia (hair loss), diarrhea, influenza, nausea and paresthesia. Aubagio® prescribing information carries a black box, or cautionary, warning for both hepatotoxicity and teratogenicity.

        On March 27, 2013, Biogen Idec's TecfideraTM (a dimethyl fumarate compound with a mechanism of action different from S1PR modulation) was approved by the FDA for the treatment of RMS,

thereby becoming the third available oral therapy. In Phase 3 clinical trials, with twice daily dosing, TecfideraTM showed reductions in ARR versus placebo of 44% and 53%, compared to Phase 2 results of 32%. TecfideraTM also showed a reduction in the cumulative number of total gadolinium enhancing (GdE) lesions determined by magnetic resonance imaging (MRI) of 73% and 57% in Phase 3 clinical trials, compared to Phase 2 results of 69%. Adverse events of note in the prescribing label for TecfideraTM include flushing (40%), abdominal pain (18%), diarrhea (14%), nausea (12%) and vomiting (9%). At the time of its approval, a total of 2,513 patients had received TecfideraTM in placebo-controlled and uncontrolled clinical studies, with follow-up for periods up to four years, and approximately 1,162 patients had received more than two years of treatment with TecfideraTM. TecfideraTM is expected to further catalyze the transition to an oral treatment market.

Potential New RMS Market Entrants

        Product candidates in registration for the treatment of RMS include LemtradaTM (injectable) from Sanofi and laquinimod (oral) from Teva Pharmaceuticals Industries. In addition, filings for regulatory approval of two Phase 3 drug candidates, daclizumab (injectable) from Biogen Idec/AbbVie and ocrelizumab (IV infused therapy) from Genentech, are expected before 2018. However, we believe these new injectable or infused therapies are likely to be used in later lines of therapy and are unlikely to substantially change the treatment algorithm for RMS. Over the next three years, we believe physicians will continue to adopt oral therapies, stepping up from lower to more efficacious oral treatments, while progressing through the RMS treatment algorithm.

The Need for a Safer S1PR Modulator

        The availability of the first oral treatment for RMS, Gilenya®, was a paradigm shift for RMS patients. In March 2013, Novartis announced that Gilenya® has been used to treat more than 63,000 patients in clinical trials and in the post-marketing setting, and that Novartis had up to seven years of experience for certain clinical trial patients. However, despite strong revenue performance to date, the utilization of Gilenya® is accompanied by several distinct side effect concerns, which we believe have negatively impacted adoption rates.

        As an S1PR modulator, we believe RPC1063 has the potential to be a high efficacy oral therapeutic option for RMS patients. However, we believe there is a significant market opportunity for an S1PR modulator more selective for the S1P1R with a differentiated and improved safety profile compared to Gilenya®. In this regard, we believe RPC1063 has the potential for clinically meaningfully improved safety features, including:

  •
  Better management of infections and retreatment decisions through a shorter half-life and more rapid lymphocyte recovery.  The circulatory half-life of RPC1063 is approximately 19 hours versus 168 hours for Gilenya®. It can take four to eight weeks for lymphocyte recovery counts to return to the normal range in Gilenya®-treated patients, although peripheral lymphocyte count increases are evident within days of stopping treatment. In our Phase 1 study of RPC1063, lymphocyte recovery counts returned to the normal range in three days. If patients can experience a more rapid reconstitution of their immune system upon discontinuation of therapy, treating physicians can better manage treatment-related complications, including opportunistic infections, and make retreatment decisions upon disease relapse, which is common in RMS patients. Administration of a new immunosuppressive agent can increase the risk of infection by further suppressing a patient's immune system after another agent with a long half-life is withdrawn but its immunosuppressive effect lingers. We believe that short circulatory half-life will become an important consideration in selecting an S1PR modulator therapy, since having more control of treatment withdrawal and immune system recovery is desirable for both physicians and patients. In particular, women of child-bearing age represent a disproportionate segment of the RMS population. These women need to withdraw from drug treatment in order to become pregnant safely, and may consequently desire a rapid treatment withdrawal.

  •
  Potential for improved cardiovascular safety profile, both through pharmaceutic properties and utilization of a dose titration regimen.  Upon initial treatment, S1PR modulators cause a dose-dependent transient drop in heart rate and carry a potential increased risk for cardiac conduction abnormalities. These effects led to the prescribing information for Gilenya® requiring that six hours of cardiac monitoring occur upon first dose administration to observe patients for potential cardiovascular side effects. During its development program, Gilenya® was reported to cause certain cardiovascular side effects, including bradyarrhythmia and AV blocks.

    Key pharmacokinetic (PK) properties of RPC1063, including low maximum concentration (or Cmax), slow time to maximum concentration (or Tmax) and lower overall exposure, may provide the potential for an improved cardiac conduction profile which may reduce risk of cardiovascular side effects. In our ongoing development of RPC1063, we are also employing a dose titration strategy to further improve patient outcomes upon first dose administration. Dose titration works through initial administration to patients of subtherapeutic doses of drug and increasing the dose to therapeutic levels over time, allowing minimization of the first-dose heart rate effects while the patient adjusts to treatment. Based on the high potency of RPC1063, we are also exploring the potential for efficacy at a lower dose in order to further improve the cardiovascular safety profile.

Observed First Dose Heart Rate (HR) Decrease at Approximately 70% Lymphocyte Count Reduction
For Gilenya® and other S1PR Modulators in Development (without dose titration)
RPC1063 Has Lowest First Dose Impact, Likely Driven by PK (Cmax/Tmax)

Planned RPC1063 dose titration starting at 0.25 mg may further improve cardiac profile
  •
  Potential for reduced hepatotoxicity.  Gilenya® causes hepatotoxicity as measured by elevations in liver enzymes and is a risk for patients in selecting this therapy. The product label for Gilenya® 0.5 mg describes adverse events in 8% of patients as defined by elevations in liver enzyme at greater than or equal to three-fold the upper limit of normal (3x ULN). A profile with lower hepatotoxicity rates may lead to fewer patient discontinuations, lower risk for hepatic injury and a potential basis for reduced patient monitoring requirements. We did not observe any hepatotoxicity signals in the RPC1063 preclinical toxicology program where animals were dosed daily for up to nine months at doses 150-200-fold above a pharmacologically relevant dose. In addition, we did not observe any evidence of hepatotoxicity in our Phase 1 study, even at doses above the anticipated therapeutic range. This Phase 1 study included 68 subjects treated with RPC1063, of which 18 subjects received drug on a 28-day dosing schedule. Early signals of liver enzyme increases were observed in the preclinical and Phase 1 clinical setting with Gilenya®, including in a Phase 1 28-day dosing regimen.

  •
  Avoidance of potential "off-target" side effects including potential for promotion of fibrosis and certain cardiovascular effects.  We believe that the high selectivity of RPC1063 to the S1P1R may minimize "off-target" side effects. In preclinical studies, S1P3R has been implicated in profibrotic activity, or the creation of excess connective tissue. The preclinical program of Gilenya®, a non-selective S1PR modulator, included incidents of fibrosis observed in both the lung and the heart, and in in vitro studies with human cell types. These findings were not observed in the RPC1063 preclinical program in multiple animal species with dosing up to 150-200-fold above a pharmacologically relevant dose. We are not aware of any observations of fibrosis in patients treated with Gilenya®. S1P3R may also be involved in ventricular heart conduction. In preclinical (rodent) studies, S1P3R, but not S1P1R, is expressed on the Purkinje fibers, which are specialized cardiac muscle fibers that are part of the impulse-conducting network of the heart. It is not known whether S1P3R is expressed on these nerve fibers in the human heart. In a clinical human study of the heart's electrical conduction system, known as a thorough QT interval study, at supra-therapeutic doses of 1.25 or 2.5 mg (versus the recommended dose of 0.5 mg) at steady state, when a negative effect on heart rate of Gilenya® was still present, Gilenya® treatment resulted in a prolongation of the mean-corrected QT interval (known as the QTc interval), with the upper bound of the 90% confidence interval of 14.0 milliseconds. There is no consistent signal of increased incidence of QTc outliers, either absolute or change from baseline, associated with Gilenya® treatment. The MS clinical database for Gilenya® includes no clinically relevant prolongation of the QT interval, but patients at risk for QT prolongation were not included in the Gilenya® MS studies. In contrast, top-line results from a thorough QT interval study of RPC1063 were negative, in that a relevant QT effect was ruled out for RPC1063 at both therapeutic (1 mg/day) and supra-therapeutic (2 mg/day) doses (see "—RPC1063 Development—Thorough QT Study"). In each of the therapeutic and supra-therapeutic doses in the RPC1063 study, the 95% confidence limit (one-sided) for QTc change from baseline was always below 10 milliseconds, which met the pre-specified criteria for determining the absence of effect of RPC1063 on cardiac repolarization.

        Key pharmaceutic properties of RPC1063, including shorter half-life, low peak plasma concentration (Cmax), delayed absorption (Tmax), lower overall exposure, and selectivity and potency, represent a profile that has the potential to significantly improve upon the side effect profile of Gilenya®. In addition, our use of a dose titration regimen as a clinical strategy may further strengthen the cardiovascular safety profile for RPC1063. Based upon the limited oral treatment options currently available as well as their side effect profiles, we believe that a significant market exists for an effective oral therapy with an improved safety profile allowing earlier use in the treatment algorithm as well as greater comfort with chronic administration.

S1PR Modulators in Development

        The late-stage S1PR modulator drug pipeline consists of three programs in addition to RPC1063: Novartis' siponimod, a follow-on to its first-in-class Gilenya®; ONO-4641 which is under development by Merck Serono and Ono; and ponesimod, which is under development by Actelion. Clinical outcomes from Phase 2 studies for these programs demonstrate efficacy in reduction compared to placebo in the cumulative number of total gadolinium enhancing (GdE) lesions determined by magnetic resonance imaging (MRI), which is a standard Phase 2 primary endpoint in RMS. The Phase 2 MRI efficacy outcomes in these third party programs were consistently demonstrated at doses reaching threshold levels of lymphocyte count reduction of approximately 60-70%. These programs also demonstrated ARR reduction comparable to Gilenya®. In addition to these programs, Mitsubishi Tanabe initiated a Phase 2 study of MT-1303, an S1PR modulator, in RMS in January 2013.

 Pharmacodynamic Marker (Lymphocyte Count Reduction) Correlates with
Improved MRI and Relapse Rate Outcomes

        A shorter half-life and faster lymphocyte recovery are themes of differentiation relative to Gilenya® for the potential second generation S1PR modulators. Gilenya® has a prolonged half-life of 168 hours (approximately seven days) with a resulting prolonged effect on peripheral lymphocyte recovery, as half-life (or the body's ability to clear the drug) impacts the time to lymphocyte recovery. Siponimod and ponesimod have a half-life of 30 hours and RPC1063's half-life is 19 hours. At a dose resulting in approximately 70% lymphocyte count reduction, the time for patients to experience the return of lymphocyte counts into the normal range is approximately four to eight weeks for Gilenya®. In contrast, the time to such immune reconstitution is one week or shorter for siponimod, ponesimod and RPC1063. In addition, another theme of differentiation is that the potential second generation S1PR modulators are more selective for the S1P1R than Gilenya®, which is a non-selective S1PR modulator with activity on four of the five S1P receptors: S1P1R, S1P3R, S1P4R and S1P5R.

        Pharmaceutic properties differ across the potential second generation S1PR modulators, which results in differences in exposure across these compounds. Siponimod and ponesimod exhibit greater peak plasma concentrations (Cmax) and total drug exposure (Area Under the Curve, or AUC), more rapid absorption, and lower volume of distribution as compared to RPC1063 or Gilenya®. We believe these specific pharmaceutic differences for siponimod and ponesimod may account for the greater impact on first dose drop in heart rate and other cardiac conduction signals seen for these compounds in the Phase 2 setting without dose titration. Overall, RPC1063 appears to have the lowest Cmax and total drug exposure (AUC) among these compounds at doses resulting in approximately 70% lymphocyte count reduction. We believe these differences may contribute to an improved safety profile for RPC1063 since many of the adverse events for S1PR modulators are considered to be dose-dependent or exposure-related.

 Peak Plasma Concentration (Cmax) and Total Drug Exposure (AUC) Observed Over
the First 24 Hours for Doses Resulting in Approximately 70% Lymphocyte Count Reduction

        Clinical trials to date with late-stage S1PR modulators have been associated with a number of adverse effects including abnormally slow heart rate, or bradycardia, AV block and liver toxicity (hepatotoxicity). For the incidence of hepatotoxicity as defined by elevations in liver enzymes of greater than or equal to three-fold the upper limit of normal (3x ULN): Gilenya® had a rate of 8% at a dose of 0.5 mg; ONO-4641 had rates of 11.9%, 5.9% and 14.2% at doses of 0.05 mg, 0.1 mg and 0.15 mg, respectively; ponesimod had rates of 2.8%, 4.5% and 4.2% at doses of 10 mg, 20 mg and 40 mg, respectively; and siponimod had a rate of 4.3% at doses of 2 mg and 10 mg. Additionally, when compared against available Phase 2 or later data, ponesimod demonstrated higher rates of dyspnea, or difficulty breathing, and peripheral edema than the rest of the S1PR modulator class.

        Since the conclusion of the siponimod Phase 2 study, called BOLD, to our knowledge Novartis has not announced plans to initiate a Phase 3 study in RMS. Rather, Novartis has announced the initiation of a Phase 3 placebo-controlled secondary progressive MS (SPMS) trial for siponimod with dose titration. SPMS is a more severe stage of the MS disease in which disability accumulation continues either in the absence of relapses or between relapses. Except for Novantrone® (mitoxantrone for injection concentrate), which has had a black box warning since 2005, there are no drugs approved for SPMS and therefore a higher risk-benefit ratio may be tolerated by physicians and patients should a product be approved as efficacious for the treatment of SPMS. Actelion has stated that ponesimod will not move into Phase 3 development unless a development and commercial partner is secured. Ponesimod was previously partnered with Roche, which returned the rights to Actelion in December 2009.

RPC1063 Development

Summary of Preclinical Program

        We have established a comprehensive pharmacology program for RPC1063, during which we demonstrated robust, dose proportional lymphocyte count reduction with rapid lymphocyte recovery in multiple species. We have demonstrated dose proportional efficacy in a rodent therapeutic autoimmune disease model for RMS (experimental autoimmune encephalomyelitis, or EAE) as well as two mouse models of IBD (naïve T-cell adoptive transfer and 2,4,6-trinitrobenzene sulfonic acid (TNBS)-induced colitis models). The efficacy of RPC1063 in the EAE model was comparable to Gilenya®, which we tested in the same experiment. In the TNBS model, improvements in disease parameters were correlated with lymphocyte count reduction. RPC1063 demonstrated no adverse findings in a rat CNS safety pharmacology study. We have established a wide safety margin for RPC1063 for cardiac effects in primates and for respiratory effects in rodents. We have also demonstrated wide safety margins with respect to human Ether-à-go-go Related Gene (hERG) inhibition, including no evidence of prolongation of waves in the heart's electrical cycle (QTc) in vivo in primates.

        We have completed oral daily dosing in chronic toxicology studies of six-months in rodents and nine-months in primates at doses up to 200-fold above the therapeutically relevant dose. Our efficacy biomarker of lymphocyte count reduction allowed us to establish wide safety margins with respect to human exposure. We have also completed genotoxicological and reproductive toxicological studies with no adverse findings with the exception of Segment II studies (rat and rabbit) in which we demonstrated teratogenicity findings (capability of producing fetal malformation) consistent with Gilenya®. As agreed with the FDA, we will continue to assess immunotoxicology and carcinogenicity (six-month mouse study and standard two-year rat study) as part of our ongoing development of RPC1063.

Summary of Completed Phase 1 Study

        We have had an active IND with the Division of Neurology Products (DNP) of the FDA since December 2010 in support of our clinical program for RPC1063 in RMS. We have completed a Phase 1 study of RPC1063 which tested single ascending doses, multiple ascending doses and dose titration regimens in healthy volunteers. This study, RPCS 001, was a single center, randomized, double-blind, placebo-controlled, single and multiple dose escalation study which evaluated the safety, tolerability, pharmacokinetic and pharmacodynamic effects of RPC1063 administered orally to 88 healthy adult volunteers, 68 of whom were treated with RPC1063. The study consisted of four parts (A, B, C and D) in which we administered RPC1063 as single doses of 0.3 to 3.0 mg, as multiple doses of 0.3 to 2.0 mg daily for seven days, as multiple doses of 0.3 to 1.5 mg daily for 28 days, or as multiple daily doses for ten days in a dose titration regimen from 0.3 to 2.0 mg. This study demonstrated adequate safety and tolerability, linear PK, and dose-dependent reduction in lymphocyte count reduction for RPC1063.

        Consistent with our plan to provide extensive characterization of the cardiac profile for RPC1063, we collected cardiac data through continuous in-house observation and telemetry/portable device monitoring, especially over the first 24 to 48 hours of dosing. All 88 subjects underwent intensive monitoring. We observed a dose-dependent drop in heart rate upon initial dose administration of RPC1063, which was mitigated by the use of a dose titration regimen. Analysis of the complete cardiac dataset demonstrated that the largest difference from the placebo group (both in terms of absolute heart rate values as well as change from baseline) occurred within the first six hours after dosing, and the effect gradually attenuated over time.

        The findings we observed in the Phase 1 study are consistent with the biology of S1P1R modulation, including potential dose-dependent effects on target organ systems, such as cardiovascular and pulmonary effects, with subjects treated with higher than planned therapeutic doses (such as 1.5 mg and higher) experiencing greater changes on parameters. In the completed Phase 1 study, we observed an overall adverse event rate in subjects dosed with RPC1063 of 75%, as compared with 70.8% for subjects dosed with placebo. Adverse events for RPC1063-treated patients at rates of at least 5% included local contact dermatitis as a result of reaction to medical adhesive used to apply electrocardiogram (ECG) leads of 42.6% (as compared to 50% for placebo-treated patients), headache of 13.2% (as compared to 12.5% for placebo-treated patients), sleepiness (somnolence) of 8.8% (as compared to 4.2% for placebo-treated patients), nausea of 8.8% (as compared to 0% for placebo-treated patients), dizziness of 7.4% (as compared to 4.2% for placebo-treated patients), and fatigue of 5.9% (as compared to 4.2% for placebo-treated patients). Adverse events for RPC1063-treated patients at rates of less than 5% included tingling sensation (paraesthia), abdominal pain, dry mouth, vessel puncture site haematoma, non-cardiac chest pain, cough, nasal congestion, obstructive airway disorder, runny nose (rhinorrhea), wheezing, sinus arrest, neck pain, decreased appetite, oral herpes and abnormal dreams. Overall, RPC1063 treatment was well tolerated with only one Grade 2 serious adverse event observed in the study, which the treating physician considered to be a pre-existing condition and unrelated to RPC1063 treatment. There were no Grade 3 or higher adverse events and no dose-limiting toxicities reported during the study. We did not observe any increased frequency of serious infections or side effect concerns associated with Gilenya®, such as macular edema or hepatotoxicity effects.

        S1PR modulators, including Gilenya®, demonstrated clinical efficacy as measured by a reduction in GdE lesions (as measured by MRI) at doses reaching threshold levels of lymphocyte count reduction of approximately 50% to 70%. Gilenya® and several S1PR modulators in development demonstrated comparable clinical efficacy as measured by ARR at doses reaching threshold levels of lymphocyte count reduction of approximately 60% to 70%. We believe the results from other S1PR modulator studies demonstrate a correlation between a target lymphocyte count reduction range of 50% to 70% and MRI and clinical relapse efficacy outcomes. (See "—S1PR Modulators in Development.") We measured lymphocyte counts throughout the Phase 1 program. We observed dose-related decreases in lymphocyte count following single dose administration of RPC1063 and upon multiple dose administration for 28 days, with lymphocyte counts continuing to decrease throughout dosing (see graph below). At dose levels of 0.3 mg, 1.0 mg and 1.5 mg, lymphocyte reduction appeared to approach steady state by the 28th day. The median decreases in lymphocyte count after 28 days of dosing for dose levels of 0.3 mg, 1.0 mg and 1.5 mg were 34%, 65% and 68%, respectively, and circulating lymphocyte levels returned to above lower limit of normal within three days in all patients. In contrast, in Gilenya®-treated patients, it can take four to eight weeks for lymphocyte recovery counts to return to the normal range following chronic administration, although peripheral lymphocyte count increases are evident within days of stopping treatment. When we employed a dose titration regimen for RPC1063 to minimize first dose effects on heart rate, lymphocyte counts also decreased throughout the dosing period and achieved target levels.

Phase 1 RPC1063 Target Lymphocyte Count Reduction Levels

Shorter half-life and rapid lymphocyte recovery important for better management of infections and retreatment decisions

        We were able to achieve target levels of lymphocyte count reduction at the lowest dose levels of 0.3 and 1.0 mg tested in our Phase 1 study, where we did not observe any clinically concerning adverse events. Based on the Phase 1 pharmacodynamic and clinical data and additional exposure-response modeling, we selected 0.5 mg (projected to lead to approximately 50% lymphocyte count reduction) and 1.0 mg (projected to lead to approximately 70% lymphocyte count reduction) for the Phase 2 and 3 clinical studies in RMS, and the FDA has agreed with this dose selection. These doses were also selected for TOUCHSTONE, the Phase 2 study of RPC1063 in UC, based on preclinical animal disease models and the existing data from RMS studies.

Thorough QT Study

        We have further characterized the cardiac safety profile of RPC1063 through a study of the heart's electrical conduction system, known as a "thorough QT/QTc" (TQT) study. The recently completed TQT study enrolled 124 subjects, with 62 subjects randomized to receive RPC1063 at an intended therapeutic dose (1 mg/day) and at a supra-therapeutic dose (2 mg/day), and 62 subjects randomized to receive placebo. The dosage of RPC1063 was titrated in this study from 0.25 mg to 2.0 mg over 14 days of treatment. The primary objective of the TQT study was to assess whether exposure to therapeutic or supra therapeutic doses of RPC1063 in healthy male and female subjects increased the mean corrected QT interval (known as the QTc interval) compared to placebo. Top-line results show that the primary objective of the TQT study was met. Specifically, the study was "negative" in that a relevant QT effect was ruled out for RPC1063 at both the therapeutic and the supra-therapeutic doses. In addition, the TQT study was validated by reproducing the known effect of a control treatment (moxifloxacin) on the QT interval as part of the study.

        In contrast, in a thorough QT interval study of Gilenya® at supra therapeutic doses of 1.25 or 2.5 mg (versus the recommended dose of 0.5 mg) at steady state, when a negative effect on heart rate of Gilenya® was still present, Gilenya® treatment resulted in a prolongation of QTc interval, with the upper bound of the 90% confidence interval of 14.0 milliseconds (msec). There is no consistent signal of increased incidence of QTc outliers, either absolute or change from baseline, associated with Gilenya® treatment. The MS clinical database for Gilenya® includes no clinically relevant prolongation of the QT interval, but patients at risk for QT prolongation were not included in the Gilenya® MS studies. Prescribing information states that Gilenya® may prolong the QT interval and that patients with a prolonged QTc interval before dosing or during the six-hour, first-dose cardiac monitoring, as well as patients at additional risk for QT prolongation or taking certain QT prolonging drugs, should be monitored overnight with continuous electrocardiogram in a medical facility.

        Our TQT study also included assessments of heart rate as an additional objective to add to our body of data on the potential for an improved cardiac safety profile for RPC1063. We utilized the same dose titration regimen for RPC1063 as in the Phase 2 study and our planned Phase 3 studies, up to the supra therapeutic dose of 2.0 mg in order to reach steady state dosing and to obtain more clinical experience utilizing the clinical dose titration regimen. We incorporated additional detailed heart rate monitoring with continuous 24-hour ambulatory ECG monitoring in house on the day before dosing, the first day of dosing, and on each day of dose escalation during the dose titration regimen to assess changes in heart rate and the risk of any cardiac adverse events. The dose titration regimen was well tolerated, and resulted in a first dose (0.25mg) drop in heart rate of five-to-seven beats per minute compared to subjects receiving placebo. The TQT study added 62 subjects to the 68 subjects dosed with RPC1063 during our completed Phase 1 study. No serious adverse events occurred during the TQT study and a similar proportion of subjects experienced mild or moderate adverse events in both the placebo and RPC1063-treated groups. Overall, results were consistent with the completed Phase 1 study.

        In each of the therapeutic (1 mg/day) and supra-therapeutic (2 mg/day) doses in our TQT study, the 95% confidence limit (one-sided) for QTc change from baseline was always below 10 msec, which met the pre-specified criteria for determining the absence of effect of RPC1063 on cardiac repolarization. Shown below are the QTc changes at the supra-therapeutic dose as corrected for heart rate and relative to placebo, which demonstrate that the 90% confidence interval (two-sided) for RPC1063 was below 10 msec at each time point measured over five days.

 Results of RPC1063 TQT Study Demonstrate No Relevant QT Effect

Phase 2/3 RMS Program

        We are currently enrolling the Phase 2 portion of a randomized Phase 2/3 clinical trial for RPC1063 in RMS. This study, a placebo-controlled (Phase 2) and active comparator-controlled (Phase 3) trial called the RADIANCE trial (RPC01-201), is the first study suitable for registration for RPC1063 in the indication of RMS. The Phase 2 portion of RADIANCE, which will enroll up to 210 patients, is a randomized, double-blind comparison of the doses of 0.5 and 1.0 mg of RPC1063 against placebo in patients with RMS, and is designed to characterize the short-term safety and efficacy of RPC1063 in RMS. The primary objective is to demonstrate the superior clinical efficacy of RPC1063 compared to placebo by showing a reduction in the cumulative number of total GdE lesions determined by MRI from week 12 to week 24 of study treatment. Phase 2 results for other S1PR modulators in RMS studies have demonstrated significant improvement in MRI and clinical relapse endpoints versus placebo. We believe these results from other S1PR modulator studies demonstrate a correlation between a target lymphocyte count reduction range of 50% to 70% and MRI and clinical relapse efficacy outcomes. We expect to complete enrollment in the Phase 2 portion of RADIANCE in the second half of 2013.

        We plan to initiate enrollment and proceed with the Phase 3 portion of RADIANCE in late 2013 or early 2014 subject to ongoing Data Monitoring Committee (DMC) oversight during the Phase 2 portion of RADIANCE as well as other results of current and future clinical development and the availability of adequate financing and other resources. The Phase 3 portion of RADIANCE, which will enroll up to 900 patients, is a randomized, double-blind, double-dummy comparison of RPC1063 to an active control in patients with RMS that we will conduct under an SPA with the FDA. Patients will receive one of two oral daily doses of RPC1063 (0.5 mg or 1.0 mg) or an intramuscular injection weekly of Avonex® 30 µg for two years. The primary objective will be to assess whether RPC1063 is superior to IFN b-1a in reducing the rate of relapse at 24 months of treatment in patients with RMS. More than 1,100 patients are planned to be treated in total in RADIANCE.

RMS—Forward Development

        Based on planned completion of enrollment for the Phase 2 portion of RADIANCE in the second half of 2013, we expect top-line primary endpoint results will be available in mid-2014. Depending on positive Phase 2 results as well as the availability of adequate financing and other resources, we plan to initiate a second pivotal trial of RPC1063 in patients with RMS. In December 2012, we submitted requests for two SPAs with the FDA in order to pursue agreement on trial design and statistical analysis plans for the Phase 3 portion of RADIANCE as well as the second pivotal study. These two SPA agreements were obtained on February 28, 2013.

        Subject to the results of current and future clinical development (including the two proposed pivotal trials) as well as the availability of adequate financing and other resources, we believe it may be possible to submit an NDA to the FDA for the use of RPC1063 in patients with RMS in late 2017, thereby positioning RPC1063 as a potential next-to-market S1P1R modulator in the US behind Gilenya®. We would also expect to submit a Marketing Authorization Application (MAA) with the EMA, pending input from European regulatory authorities.

S1P1R Modulator RPC1063 in Inflammatory Bowel Disease (IBD)

        We are also developing RPC1063 for the treatment of IBD. We believe that S1P1R modulation of lymphocyte trafficking may have utility in other autoimmune diseases, including IBD. An increasing body of both preclinical and clinical evidence provides a strong rationale for this mechanistic approach in IBD.

        IBD is comprised of two distinct disease states, UC and CD. A number of agents that demonstrate efficacy in one IBD indication also demonstrate efficacy in the other. We selected UC as our initial development path within IBD for key strategic reasons. We believe that UC patients, relative to CD patients, represent a greater number of underserved patients. The anti-TNF class of biologics is currently relegated to the last line of treatment for UC. As such, patients and physicians are in greater need of therapeutic alternatives for UC than for CD, where more immunomodulators have gained approval and are used earlier in the treatment algorithm.

        Specific to our strategy to mitigate development risk, UC provides us with the advantage of the utilization of initial endoscopy to confirm diagnosis and disease activity level of UC. This firm diagnosis assists us to select appropriate patients for study and helps ensure placebo response rates consistent with other UC studies. Notably, our trial utilizes a central reading system for endoscopic images which will ensure accurate and congruent results, including assurance that all subjects enrolled have objective evidence of active UC.

        As part of the primary efficacy endpoints, endoscopy allows rapid, objective and robust outcome measures through visualization of disease in the colon. In contrast, CD trials typically utilize the Crohn's Disease Activity Index (CDAI) scoring system, which lacks an endoscopic component, and is consequently a more subjective study endpoint relying solely on patients' signs and symptoms and physician assessment. Together, these elements have led us to select UC as a proof-of-concept indication for IBD. Through these rigorous trial design elements developed in close collaboration with FDA, we are seeking to mitigate development risk.

        The availability of additional therapeutic options for UC in the future will offer physicians more aggressive treatment strategies for this debilitating and progressive disease. We believe RPC1063 has the potential to be the best orally administered therapy as well as the first S1PR modulator approved for the treatment of UC, and that an opportunity therefore exists to position RPC1063 in a unique patient subgroup in earlier lines of therapy.

Overview of IBD

Ulcerative Colitis (UC) Description

        UC is a chronic GI inflammatory disorder which involves the surface mucosa, the epithelium and the submucosa of the colon. Patients with UC suffer from a multitude of gastrointestinal symptoms, such as diarrhea, rectal bleeding and weight loss. UC is characterized by a chronic course of remissions and exacerbations. Within 10 years of diagnosis, 20% of adults with UC had undergone colectomy. In addition, patients with UC have an increased risk of carcinoma over time.

Crohn's Disease (CD) Description

        Similar to UC, CD is a chronic, inflammatory disorder of the GI tract. Symptoms include diarrhea, blood in the stool, abdominal pain and weight loss. Maintaining symptomatic control and obtaining remission are critical to minimizing short-term and long-term complications and to improving the outcomes and quality of life for patients with CD. The natural course of CD is a progression from inflammation of the mucosa to stricture formation of the intestine and of mucosal penetration or fistula formation, with the risk of stricture and fistula increasing with the duration of CD.

Overview of IBD Market

        Drug sales in the IBD market were forecasted by Datamonitor Group at approximately $5 billion worldwide in 2012 and consisted of three therapeutic categories: immunomodulator, anti-inflammatory and biologics:

IBD Market: ~$5 billion

        The Datamonitor Group forecasted that biologic therapies, such as Remicade® (infliximab), Humira® (adalimumab), and Tysabri®, would represent approximately 60% of total drug sales in the global IBD market in 2012. We believe that new immunological mechanisms of action, as well as oral therapeutics and their associated convenience and promotion of patient compliance, will drive growth of drug sales in the IBD market.

        The total IBD population is estimated at approximately 2.5 million worldwide. UC represents a patient population of approximately 1.5 million worldwide.

Current Treatments Options for IBD

        The overall goal of treatment for IBD is to induce and maintain remission in acute, active disease. IBD treatment consists of therapies of varying degrees of efficacy and safety, depending on the patient's disease severity and response to prior therapy. While agents used to treat mild to moderate IBD are generally well tolerated, as the severity of IBD increases, so do the potential toxicities of the medications required to manage the disease.

        Specifically for UC, up to 90% of patients with mild to moderate UC can initially be maintained in remission using once-daily oral administration of 5-aminosalicylic acid (5-ASA). However, half of these patients will progress to more severe disease and become nonresponsive to therapy. For those patients who do not respond to 5-ASA, or those with more severe and/or extensive disease at diagnosis, corticosteroids are generally the next line of treatment for inducing clinical remission. Longer-term treatment with corticosteroids is associated with multiple adverse effects. Furthermore, after one year, approximately 45% of patients who initially responded to corticosteroids have either become steroid-dependent or have required surgery. Patients who have become nonresponsive or intolerant to corticosteroids may move to azathioprine (AZA) and 6-mercaptopurine (6-MP), but these treatments show a delay in onset of action of three months. Finally, as a last line of treatment for UC, biologics are used to induce and maintain remission, although the anti-TNFs have not been as effective in maintaining remission in IBD as in other disease areas in which they are approved for treatment.

        Approved biologics therapies for IBD include the anti-TNF monoclonal antibodies, Remicade® and Humira®, both approved for UC and CD, and Cimzia® (certolizumab pegol), approved for CD. In addition, Tysabri® has been approved for CD. Tysabri® was the first proof-of-concept for a lymphocyte trafficking agent in IBD.

        Biologics are most commonly used in later lines of IBD therapy, and require either recurring IV or subcutaneous (SC) delivery. Specifically in UC, induction of clinical remission therapy with anti-TNFs has demonstrated consistent favorable clinical response at eight weeks; however, maintenance of clinical remission has been less successful. The anti-TNFs carry the risk of infusion and injection-site reactions, immunogenicity, immunosuppression and infection. Humira® has a black box warning for malignancy and serious infection.

 Profile of Available Anti-TNF Therapies in IBD

        While numerous potential treatments exist for patients with IBD, none are curative and all are associated with significant risks. There exists in IBD significant unmet medical need for new and effective immunomodulatory treatments, particularly with oral route of administration and with improved safety and tolerability profiles. UC patients have fewer therapeutic options compared to CD, as biologics have only been adopted as a last line of therapy in UC.

IBD Pipeline Products

IBD Late-Stage Pipeline Products

        Vedolizumab is an intravenously infused inhibitor of lymphocyte trafficking. The GEMINI I Phase 3 trial for vedolizumab in moderate to severe UC showed significant improvement in both induction and maintenance of clinical remission settings. For example, in the maintenance of clinical remission setting vedolizumab produced an absolute improvement (i.e., delta) in clinical response of approximately 28-33% over the placebo group in the GEMINI I Phase 3 study, and Humira® produced an improvement of approximately 12% over the placebo group in the ULTRA2 Phase 3 study. Vedolizumab also showed efficacy in anti-TNF failures. Similar rates of adverse events and serious adverse events were seen in vedolizumab and placebo groups.

 Phase 3 Vedolizumab Clinical Outcomes

* Clinical response—a reduction in complete Mayo score by ≥30% and ≥3 points + decrease in rectal bleeding subscore of ≥1 or absolute rectal bleeding subscore of ≤ 1; ** Clinical remission—a complete Mayo score of ≤2 points, with no individual subscore >1; *** Mucosal Healing—a Mayo endoscopy subscore of ≤1

        Although vedolizumab has a different mechanism of action to S1P1R modulation (alpha-4 beta-7 integrin antibody inhibitor), it inhibits trafficking of similar lymphocyte populations (naïve T cells [CD4+, CD8+], memory T cells and B cells) as that of S1P1R modulation. Phase 3 clinical outcomes from vedolizumab contribute to a growing body of evidence generated by third parties which supports efficacy for agents that inhibit lymphocyte trafficking in the treatment of IBD. We believe that agents with new lymphocyte trafficking inhibition mechanisms of action such as RPC1063 could have the potential to impact the current treatment algorithm for IBD.

IBD Oral Pipeline Products

        Tofacitinib is a twice daily oral janus kinase (JAK) inhibitor currently under development in CD and UC. In May 2011, Pfizer announced the Phase 2 results for tofacitinib in UC. Clinical efficacy outcomes ranged dose dependently from 32% up to 78% for clinical response in the induction of clinical remission setting. Numerous safety concerns have been shown with tofacitinib, such as infections, cytopenias and cholesterol elevations, while similar safety considerations have not been seen in the S1PR modulator class of therapeutics. There are currently two Phase 3 trials open for enrollment in UC with expected outcomes in 2013 through 2016.

S1PR Modulator Competition in IBD

        Novartis recently reported completion of a European based exploratory Phase 2 trial examining one dose of KRP203 in 35 UC patients. KRP203 is a non-selective S1PR modulator, similar to Gilenya®. The primary endpoint is measurement of clinical remission rate after eight weeks of treatment. To date, there are no published proof-of-concept clinical outcomes reports for KRP203 in IBD. Given the small size of the completed study, we believe that a further Phase 2 study would be required as a prelude to a Phase 3 pivotal efficacy study, and we are not aware of the initiation of such a trial. In addition, we have studied the efficacy of both RPC1063 and KRP203 in a preclinical disease model of IBD. At the completion of the preclinical study, KRP203-treated animals had more active disease as measured by an outcome of greater amount of diseased tissue, or histopathology score, than did RPC1063-treated animals.

        In June 2012, Mitsubishi Tanabe initiated a Phase 1 study of MT-1303, an S1PR modulator, in IBD patients.

Phase 2 UC Program

        We are currently enrolling a Phase 2 study of RPC1063 for the clinical efficacy and safety of induction of clinical remission therapy in patients with moderately to severely active UC called TOUCHSTONE. In connection with TOUCHSTONE (RPC01-02), we filed an IND with the FDA. TOUCHSTONE is a multi-national, multi-center, double-blind, randomized, placebo-controlled study investigating the effect of two active doses (0.5 mg and 1.0 mg) of RPC1063 versus placebo. This study is designed to enroll approximately 180 patients in North America, Europe and Asia Pacific. The primary objective of TOUCHSTONE is to compare the efficacy of RPC1063 for the induction of clinical remission in patients with moderately to severely active UC at eight weeks of treatment. Secondary objectives for this study include a comparison of the efficacy of RPC1063 versus placebo at weeks eight and 32 as measured by clinical response, clinical remission, mucosal healing and a comparison of the overall safety and tolerability of RPC1063 versus placebo for the duration of TOUCHSTONE.

IBD—Forward Development

        We expect to complete enrollment for TOUCHSTONE in the first half of 2014 with top line results relating to the proportion of patients in clinical remission at week eight available in mid-2014. We designed TOUCHSTONE with endpoints and a statistical analysis plan consistent with a registrational (Phase 3) study approach. The FDA has indicated that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. However, we have not requested an SPA with respect to TOUCHSTONE, and the FDA could change its view even if the study achieves statistically and clinically persuasive results. Typically for a registration program the FDA requires two Phase 3 studies for induction of clinical remission and one Phase 3 study for maintenance of clinical remission. Subject to the results of current and future clinical development (including the proposed pivotal trials) as well as the availability of adequate financing and other resources, we believe it may be possible to submit an NDA to the FDA for use of RPC1063 in patients with UC as early as 2018, thereby positioning RPC1063 as the potential first S1P1R modulator approved in UC. We would also expect to submit an MAA with the EMA, pending input from European regulatory authorities.

        Depending upon efficacy outcomes and the availability of adequate resources, we may pursue clinical development of RPC1063 in CD subsequent to demonstrating efficacy in UC.

Potential Additional Clinical Indications for RPC1063

        RPC1063 may have therapeutic application in other chronic immune disorders including Psoriasis, Rheumatoid Arthritis and Systemic Lupus Erythematosus (SLE). Compounds targeting the S1P1R have been shown to be active in animal models of these diseases, although the supportive data has to date been generated by third parties. Ponesimod, another S1P1R modulator in development, recently reported significant efficacy in a Phase 2 clinical study of patients with moderate to severe chronic plaque Psoriasis. The ponesimod Phase 2 study demonstrated a positive primary endpoint of Psoriasis Area and Severity Index at 75% reduction (PASI 75) of 71% (20 mg) and 77% (40 mg) at end of study which is similar to the clinical experience for biologics but with the potential for an improved side effect profile. There may also be therapeutic application for S1P1R-targeted therapies such as RPC1063 in limiting the incidence of colon cancer in individuals with IBD. Gilenya® has recently been shown in an animal model to limit the development of colitis-associated cancer via S1P1R-mediated events, which may be significant given the high rates of colorectal carcinoma in those suffering from UC.

Our Second Clinical Product Candidate—RPC4046

        Our second clinical product candidate, RPC4046, is a recombinant, humanized, high-affinity, selective anti-IL-13 monoclonal antibody. We are preparing RPC4046 for a Phase 2 proof-of-concept study in adults and adolescents with active EoE, a GI-related immunological indication designated an Orphan Disease by the FDA. We have an exclusive development license from AbbVie to explore the efficacy of RPC4046 in EoE. As part of our planned development program for RPC4046, we plan to request a pre-IND meeting with the FDA by the end of 2013 and subsequently submit an IND in the first half of 2014. These activities may lead to the initiation of a Phase 2 trial shortly thereafter, in which event we would anticipate Phase 2 primary endpoint (top-line) results to be available in the second half of 2015.

        We selected EoE as the lead therapeutic indication for RPC4046 after careful consideration of the strength of the biological hypothesis for the anti-IL-13 antibody mechanism in EoE. Extensive preclinical and clinical studies provide strong evidence indicating that EoE is an atopic, or allergic-associated disease characterized by infiltration of a type of white blood cell, called an eosinophil, into the esophagus. The condition is also characterized by increased tissue levels of other immune cell types and related signaling proteins. Notably, the most over-expressed genes in patients with EoE are eotaxin-3, an eosinophil-specific chemoattractant (a chemical which causes movement of cells towards it at high concentrations), and periostin, an extracellular matrix protein that supports eosinophil cell migration. Expression of both of these proteins in epithelial cells is induced by IL-13, and these proteins represent important diagnostic biomarkers to assess the potential for patient response to targeted immunotherapy.

        IL-13 antagonists have demonstrated efficacy in preclinical models of allergic and other immunological disorders and recently have shown activity in Asthma patients. IL-13 contributes to localized allergic immune responses, recruitment of proinflammatory cells and tissue remodeling including fibrosis, all of which are features of EoE. The first human demonstration of clinical efficacy (or proof of concept) for the anti-IL-13 mechanism of action in Asthma was demonstrated in a positive Phase 2 clinical study with the anti-IL-13 antibody lebrikizumab, which is being developed by Genentech. Lebrikizumab was associated with improved lung function. Genentech also demonstrated that Asthma patients with high pretreatment levels of serum periostin had greater improvement in lung function with lebrikizumab than did patients with low periostin, providing validation for this diagnostic biomarker in assessing a patient subgroup with potential for higher response rates.

        EoE is a chronic, allergic/immune-mediated disease characterized clinically by symptoms related to esophageal dysfunction and eosinophil-predominant inflammation. The disease affects both pediatric and adult populations. Quality of life is often significantly decreased due to food impaction, swallowing difficulty and other disease effects. As a result, EoE patients often experience weight loss/difficulty putting on weight, with this particular concern in the pediatric population on account of the morbidity associated with failure to thrive. There are currently no FDA approved drugs for the treatment of EoE. The majority of patients are treated chronically with topical steroids, which are associated with a number of side-effects. Amongst these side effects, fungal infection, in particular esophageal candidiasis, can paradoxically worsen some of the symptoms associated with EoE, such as difficulty swallowing. Furthermore, topical steroids are associated with a short-lived duration of efficacy, with patients relapsing in approximately four months. Consequently, a high unmet need exists for drugs that reduce clinical symptoms, modify disease progression through tissue remodelling and/or increase duration of treatment response. Over the course of the last decade, there has been a steady rise in the incidence and diagnosis of EoE due to increases in atopic diseases in the general population and adoption of diagnostic guidelines. Based on reported prevalence and diagnosis rates, our 2012 epidemiological estimates for EoE are approximately 160,000 patients in the US and approximately 145,000 patients in the EU.

        AbbVie previously completed a Phase 1 study and demonstrated that RPC4046 was well tolerated in healthy subjects as well as in patients with mild to moderate persistent Asthma. The Phase 1 study supports both single-dose IV administration and multiple SC doses. We plan to use an initial IV loading dose followed by the SC injection route of administration in future EoE clinical studies. RPC4046 binds to an IL-13 epitope that prevents the binding of circulating IL-13 to both types of IL-13 receptor, (IL-13R) a1 and IL-13R a2. This binding profile may be advantageous in optimizing efficacy and/or safety features.

        We plan to conduct a Phase 2 EoE trial as a randomized, double-blind, placebo controlled, parallel enrollment, multicenter study in patients with active EoE as measured by endoscopic, histologic (eosinophil count) and clinical assessment. We plan to enroll approximately 90 patients, including adults and adolescents, to assess two doses of RPC4046. The primary objective of the Phase 2 trial will be to determine whether treatment with RPC4046 has clinical efficacy as determined by histological improvement at 12 weeks, while total treatment duration will be for 16 weeks. We plan to explore periostin, eotaxin and other proteins as potential predictive diagnostic biomarkers for clinical efficacy in the proof-of-concept study. Secondary objectives for this study include a comparison of patients with histologic response and remission, improvement in swallowing difficulty including as assessed by patient diaries as well as scores calculated from symptom and behavior measurements, and safety, pharmacodynamic and biomarker measures.

        RPC4046 aligns with key components of our strategy. EoE is an immune-mediated disease, consistent with our development expertise. Anti-IL-13 antibodies work by a recently validated mechanism of action. There are also diagnostic biomarkers available for exploration in early EoE clinical studies that may be predictive of patient subsets with the potential for higher response rates to therapeutic intervention with an anti-IL-13 therapeutic. Patients suffering from EoE currently have limited therapeutic options, including no currently approved products for this indication.

        We have an exclusive development license to RPC4046 from AbbVie which is limited in scope to conducting a Phase 2 study of RPC4046 in EoE. See "—Strategic Collaborations and Research Arrangements" for more details. AbbVie holds an option to enter into a global collaboration for RPC4046 with us following the availability of results from the planned Phase 2 study. If AbbVie does not exercise its option, we will have an exclusive worldwide license for the development and commercialization of RPC4046 which will be unlimited as to indications.

        Should AbbVie elect to enter into a collaboration with us, we will have a strong partner with biologic manufacturing experience and a vested interest in GI indications easily expandable to EoE. Should AbbVie elect not to enter into a collaboration with us, we may have the opportunity to independently complete a potentially expedited development program (based on unmet need) for an Orphan Disease. If such a development program is successful, we believe it may be possible to commercialize RPC4046 in the US and potentially in the EU with a targeted specialty sales force. Depending on clinical outcomes in UC with our lead candidate RPC1063, as well as the successful development and approval of RPC1063 and RPC4046, we believe commercial synergies could be realized in GI by a targeted specialty sales force.

Proprietary GPCR Drug Discovery Platform

        Our biology expertise and drug discovery efforts for GPCR therapeutics are informed by our proprietary GPCR technology platform for high resolution crystal structure determination. This pioneering technology facilitates structure-based drug design for developing potential best-in-class small molecule drugs to GPCR targets. We licensed exclusive global rights to a proprietary GPCR discovery platform from TSRI, and alongside our in-house programs, we have entered into several collaborative, cash-flow positive arrangements to leverage the platform.

Preclinical Program for Glucagon-like Peptide-1 Receptor Small Molecule Positive Allosteric Modulators (GLP-1R PAMs)

        We are pursuing a research program for glucagon-like peptide-1 receptor (GLP-1R) small molecule positive allosteric modulators (PAMs) for the treatment of Type 2 Diabetes. This program was derived from our dual efforts in medicinal chemistry combined with contribution from our proprietary GPCR technology platform. The GLP-1 mechanism of action is known for controlling glucose as well as conferring weight loss in Type 2 Diabetes patients. Currently marketed GLP-1R peptide agonists are administered by injection, which has limited their adoption rate in Type 2 Diabetes. We believe that an oral, potent, non-peptide modulator of GLP-1R would make this important therapeutic class more convenient and accessible to a wider population of Type 2 Diabetes patients. We are designing and developing small molecule drug candidate leads to increase the activity of endogenous GLP-1 and related gastrointestinal hormones, which is a novel mechanism of action. This approach fits well with our strategy to deliver differentiated, novel therapeutic offerings where unmet need exists in the disease category. This opportunity also aligns with our desire to utilize early clinical biomarkers that may correlate with efficacy. In Type 2 Diabetes, pharmacodynamic biomarkers such as measuring levels of blood glucose or hemoglobin A1c (HbA1C) can be explored in Phase 1 studies. Our efforts involving GLP-1R PAMs for the treatment of Type 2 Diabetes have only been preclinical to date, and we have not filed an IND for this program.

        We may initiate further internal drug discovery efforts based on our proprietary platform for select high-value GPCR targets that align with our focus on immune or metabolic diseases.

Platform Collaborations Contributing to Capital Requirements

        We have enacted several collaborations on our proprietary platform, one of which is active and two of which have concluded as scheduled. We have used capital raised as part of upfront payments, success milestones and full-time equivalent support to advance our proprietary and wholly owned drug discovery and development programs and support ongoing operations. We currently have an active collaboration with Ono Pharmaceuticals in which we are deploying our proprietary GPCR technology platform to obtain high resolution crystal structures for a GPCR target proprietary to Ono in pursuit of a lead therapeutic candidate. We have previously had a partnership and a collaboration with OMJP and Eli Lilly, respectively. See "—Collaborations Using the Receptos GPCR Structure Determination Technology Platform" for more details on these arrangements.

        We may seek to enter into future technology collaborations to utilize our GPCR proprietary technology platform together with partners, with the historical payment of multiple success milestones as validation that the platform has utility in optimizing drug design for the high-value GPCR target class.

Strategic Collaborations and Research Arrangements

License Agreements with The Scripps Research Institute (TSRI)

Novel Modulators of Sphingosine Phosphate Receptors

        On April 21, 2009, we entered into an exclusive license agreement (with a right to sublicense) with TSRI to rights to novel modulators of sphingosine phosphate receptors, including modulators to the S1P1R. The technology licensed covers RPC1063, and we will owe to TSRI a royalty on net sales for RPC1063 of up to 2% depending on whether RPC1063 is patent protected under the licensed technology in a particular country. We will also owe to TSRI up to an aggregate of $4,350,000 in success milestones as development of RPC1063 advances, and upon any sublicense of RPC1063, we will owe to TSRI a percentage of any sublicensing revenues obtained as part of the sublicensing arrangement. The agreement will continue for as long as we are obligated to pay royalties to TSRI, which will be for as long as any licensed patent covers any product in any country at issue or, where no such patent applies in a particular country, for as long as any licensed patent would cover any product in any one of several specified major markets, after which the licenses granted to us will survive and become royalty-free, perpetual and irrevocable. However, TSRI has the right to terminate the agreement if we fail to use commercially reasonable efforts to develop and commercialize the licensed compound. In addition, TSRI has the right to terminate the agreement if we do not make a payment under the agreement and fail to cure the non-payment, in the event that we file for bankruptcy, if we are convicted of a felony related to the development, manufacture, use, marketing, distribution or sale of the licensed products or licensed biological materials, if we underreport or underpay TSRI the greater of 15% or $100,000 or more, or if we materially breach the agreement. Because TSRI receives funding from the U.S. government in support of TSRI's research activities, to the extent that inventions claimed by the novel modulators of sphingosine phosphate receptors arise or result from TSRI's receipt of research support from the U.S. government, our rights and obligations under the agreement will be subject to all applicable rights of the U.S. government.

Technology Relating to the Crystallization of Membrane Proteins

        On June 18, 2009, we entered into an exclusive license agreement (with a right to sublicense) with TSRI to intellectual property rights to a technology platform for obtaining high-resolution crystal structures for GPCR receptors and using such structural solutions to perform structure-based drug design in pursuit of therapeutic candidates for GPCR targets. This license has been subsequently amended twice to add further intellectual property rights. For any product candidates we derive from the platform, we will owe to TSRI certain development success milestones and a de minimus royalty rate on net sales; however, in the case of RPC1063, these payments are not additive to the rate owed to TSRI as part of the S1P1R modulator license referenced above. In instances where we enact collaborations using the technology platform, we will owe to TSRI up to 7.5% of payments we receive based upon use of the technology. To date, we have entered into three such three collaborations and have made corresponding payment to TSRI. We will also owe TSRI up to an aggregate of $950,000 in milestone payments depending upon the development of certain product candidates to the extent identified or discovered using the technology licenses from TSRI. The agreement will continue for as long as we are obligated to pay royalties or milestone payments on product candidates we derive from the platform or 7.5% of payments we receive based upon use of the technology where we enact collaborations using the technology platform (which, in the instance of royalties, could be for as long as ten years following the first commercial sale in one of several specified major markets and, in the instance of milestone payments and payments based on use of the technology, could be until June 18, 2027), after which the licenses granted to us will survive and become royalty-free, perpetual and irrevocable. However, TSRI has the right to terminate the agreement if we fail to use commercially reasonable efforts to exploit the licensed technology. In addition, TSRI has the right to terminate the agreement if we do not make a payment under the agreement and fail to cure the non-payment, in the event that we file for bankruptcy, if we are convicted of a felony related to the development, manufacture, use, marketing, distribution or sale of the licensed technology or know-how, if we underreport or underpay to TSRI the greater of 15% or $100,000 or more, or if we materially breach the agreement. Because TSRI receives funding from the U.S. government in support of TSRI's research activities, to the extent that inventions claimed by the licensed patent rights arise or result from TSRI's receipt of research support from the U.S. government, our rights and obligations under the agreement will be subject to all applicable rights of the U.S. government.

Development License and Option Agreement between AbbVie and Receptos for RPC4046

        On October 3, 2012 we entered into a Development License and Option Agreement with AbbVie which provided us with an exclusive research and development license to the IL-13 antibody ABT-308 (referred to by us as RPC4046) to conduct a Phase 2 study of RPC4046 in EoE. Under the terms of this agreement, we are fully responsible for the costs of such study. Following our delivery to AbbVie of a data package including results for the Phase 2 study, AbbVie may elect to enter into an exclusive, worldwide collaboration with us. Key terms of this collaboration include our obligation to fund half of the costs of global development, a 50/50 net profit/loss arrangement in the US market, co-promotion and commercialization rights for us in the US market, a double-digit royalty for us on net sales outside the US, shared decision-making for US commercialization and AbbVie having control of commercialization outside the US.

        If AbbVie does not exercise its option to collaborate, we will have an exclusive, worldwide license to RPC4046 which will be unlimited as to indications. Key terms of this license include our obligation to fund 100% of all development and payment to AbbVie of a royalty on global net sales at the same double digit rate payable from AbbVie to us on net sales outside of the US in the event of a collaboration. The royalty rate in a collaboration or licensing scenario may be subject to offset in the event third party intellectual property is required. AbbVie has the right but not the obligation in either the collaboration or the licensing scenario to be the manufacturer and supplier for RPC4046.

        If AbbVie does not exercise its option to collaborate in the first instance, AbbVie will have a second option to enter into a collaboration with us, if applicable, when a data packages including results for a Phase 2 study is available for a second indication for RPC4046; however, if AbbVie exercises this second option, AbbVie would be required to reimburse us for development costs incurred after completion of the Phase 2 study in EoE and the collaboration would be a 50/50 net profit/loss arrangement worldwide. AbbVie's second option terminates if we undergo a change of control, if we execute a sublicense to RPC4046 or if five years pass following AbbVie's election not to exercise its first option.

        The term of the Development License and Option Agreement extends until the parties enter into a collaboration (if AbbVie exercises its option to collaborate) or AbbVie provides us with an exclusive, worldwide license to RPC4046. However, AbbVie has the right to terminate the Development License and Option Agreement if we materially breach the agreement and fail to cure the breach, if we prosecute or otherwise participate in any claim that an AbbVie patent is invalid, or if we file for bankruptcy. In addition, we have the right to terminate the Development License and Option Agreement if we have delivered to AbbVie a data package including results for the Phase 2 study of RPC4046 in EoE, if despite our exercise of commercially reasonable efforts we are unable to proceed with the Phase 2 study or the objectives of such study are determined by us to be unachievable or materially frustrated, or if the Phase 2 study is suspended for at least nine months or halted indefinitely.

Collaborations Using the Receptos GPCR Structure Determination Technology Platform

Collaboration with Ono Pharmaceutical Co., Ltd.

        On December 5, 2011, we entered into a co-exclusive Collaborative Agreement with Ono Pharmaceuticals to utilize our proprietary GPCR technology platform for high resolution structure determination technologies for the identification of high resolution novel protein crystal structure of an Ono proprietary GPCR drug discovery target. These activities are unrelated to ONO-4641, which is an S1PR modulator (like our product candidate RPC1063) under development by Ono and Merck Serono (see "—S1P1R Modulator RPC1063 in RMS—S1PR Modulators in Development"). Under the terms of the agreement, Ono paid us an upfront payment of $2,500,000 to gain access to the technology for the term of the collaboration. We are responsible for successful completion of protein expression, crystallization studies and structure determination with respect to the GPCR drug discovery target for Ono, and Ono is providing research funding through the term of the agreement. By December 2012, we had achieved several milestones including determination of the novel GPCR structure and earned aggregate milestone payments of $3,500,000. We are eligible for additional research milestone payments of up to $2,300,000 based on successful completion of collaboration activities during the term of the agreement. In addition, we are eligible for development milestone payments for therapeutic drugs discovered and developed by Ono as a result of the collaboration research efforts of up to $15,000,000, and this eligibility extends beyond the term of the agreement. The term for the collaboration activities of the parties is 30 months, subject to extension for up to an additional 24 months if the parties each agree. However, Ono has the right to terminate the agreement if we materially breach the agreement, if we file for bankruptcy, or in the event that we undergo a change of control.

Collaboration with Eli Lilly and Company

        On December 20, 2010, we entered into two year co-exclusive Collaborative Agreement with Eli Lilly to utilize our proprietary GPCR structure determination technologies, including application of such technologies to the development of potential modulators directed to an undisclosed GPCR target. Eli Lilly paid us an upfront payment of $5,000,000 to access our technology during the term. Under the agreement, we were responsible for conducting certain research activities with respect to the target and sharing certain information in pursuit of potential drug candidate leads. The agreement expired on December 31, 2012. As of such time, all of our performance and delivery obligations to Eli Lilly had been met, and we are entitled to no further payments under the agreement.

License and Technology Transfer Agreement with Ortho-McNeil-Janssen Pharmaceuticals, Inc.

        On December 28, 2010, we entered into a License and Technology Transfer Agreement with OMJP in which OMJP took a perpetual sublicense to our GPCR technology platform for high resolution crystal structure determination. OMJP paid us an upfront payment of $4,000,000. As part of the arrangement, we conducted a technology transfer program to OMJP using two GPCR targets as prototype examples. Our activities under the agreement concluded on December 7, 2011, when we received a milestone payment of $2,500,000 for successfully completing the technology transfer program. As of such time, all of our performance and delivery obligations to OMJP had been met, and we are entitled to no further payments under the agreement.

Intellectual Property

        The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We have sought patent protection in the US and internationally for RPC1063 and our discovery GLP-1R PAM program, and any other inventions to which we have rights, where available and when appropriate. AbbVie has sought similar patent protection for RPC4046, to which we currently have a license to conduct a Phase 2 study of RPC4046 in EoE. Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets relating to our proprietary technology platform that may be important to the development of our business.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors—Risks Relating to Our Intellectual Property."

RPC1063 (S1P1R Modulator)

        The patent portfolio for RPC1063 contains patents and patent applications directed to compositions of matter for RPC1063 and multiple chemical scaffolds as well as certain of their metabolites, synthetic intermediates, manufacturing methods and methods of use. As of April 12, 2013, we owned or had exclusive license (from TSRI) to two issued US patents and seven pending US patent applications as well as corresponding foreign patents and patent applications. Foreign patent applications include a pending Patent Cooperation Treaty (PCT) application as well as applications pending or patents issued in Canada, Europe, Japan, Australia, Mexico, Eurasia, South Korea, China, New Zealand, Malaysia, Philippines, Singapore, Brazil, India, Israel and South Africa. We expect the composition of matter patent for RPC1063, if issued from the pending patent application and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire in 2029 (worldwide). It is possible, assuming RPC1063 achieves regulatory approval, that the term of a composition of matter patent in the US, if issued, may be extended up to a maximum of five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act (see "—Government Regulation and Product Approval—United States Government Regulation—Patent Term Restoration and Marketing Exclusivity"). Patent term extension may similarly be available in certain foreign countries upon regulatory approval. We expect the other patents and patent applications in this portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire from 2030 to 2032.

RPC4046 (anti-IL-13 antibody)

        The patent portfolio for RPC4046, to which rights are in-licensed from AbbVie, contains a patent and pending patent applications directed to compositions of matter for RPC4046 and certain of their methods of use. As of April 12, 2013, the in-licensed portfolio consisted of rights to one US patent, one pending US patent application, and corresponding foreign pending patent applications in Europe, Japan, China, Canada, Australia, Mexico, Norway, Korea, Russia and Costa Rica. We expect the issued composition of matter patent in the US, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire in 2028. It is possible, assuming RPC4046 achieves regulatory approval, that the term of the composition of matter patent in the US may be extended up to five additional years under the provisions of the Hatch-Waxman Act (see "—Government Regulation and Product Approval—United States Government Regulation—Patent Term Restoration and Marketing Exclusivity"), although such an extension is subject to AbbVie's consent where AbbVie does not exercise its option to enter into a global collaboration for RPC4046 with us and we instead receive an exclusive worldwide license to RPC4046, and thus the possibility that AbbVie utilizes or chooses to reserve the opportunity for an extension of that patent in such context for a different drug. We expect the pending foreign patent applications in the portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire in 2027. Patent term extension may similarly be available, also subject to AbbVie's consent, in certain foreign countries upon regulatory approval.

GLP-1R PAMs (positive allosteric modulators)

        The patent portfolio for our GLP-1R PAM program contains patent applications directed to certain compositions of matter for multiple chemical scaffolds as well as certain methods of use. As of April 12, 2013, we owned two pending US patent applications and corresponding foreign patent applications, including two pending PCT applications as well as applications pending in Europe and Japan. We expect the composition of matter patents in the US, if issued from the pending patent applications and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire from 2031 to 2032. It is possible that the term of any composition of matter patents in the US, if issued, may be extended up to a maximum of five additional years under the provisions of the Hatch-Waxman Act if a clinical candidate covered by such a patent is selected for development and subsequently receives regulatory approval (see "—Government Regulation and Product Approval—United States Government Regulation—Patent Term Restoration and Marketing Exclusivity"). We expect the corresponding foreign patent applications in the portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, to expire from 2031 to 2032. Patent term extension may similarly be available in certain foreign countries upon regulatory approval.

GPCR Structure Determination Technology Platform

        The patent portfolio for our proprietary GPCR structure determination portfolio, which is in-licensed from TSRI, includes a patent and patent applications directed primarily to methods and compositions for obtaining high resolution crystals of GPCRs. As of April 12, 2013, we had exclusive commercial license rights from TSRI to a US patent, two pending US patent applications, a PCT application and foreign patent applications in Canada, Europe, and Japan related to GPCR structure determination. We expect the patent and any patent applications in the US or corresponding foreign patent applications which issue, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, to expire from 2028 to 2032.

Trade Secrets

        In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We seek to protect our proprietary data and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. With respect to our proprietary GPCR structure determination technology platform, we consider trade secrets and know-how to be our primary intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to this GPCR structure determination technology platform, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing methodology for crystallization of membrane proteins, and the movement of personnel skilled in the art from academic to industry scientific positions.

Manufacturing

RPC1063

        We currently contract with third parties for the manufacture of RPC1063 for preclinical studies and clinical trials and intend to do so in the future. The third parties with whom we currently work have the capability to meet our current and commercial manufacturing needs. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. Although we rely on contract manufacturers, we have personnel with extensive manufacturing experience to oversee the relationships with our contract manufacturers. One of our contract manufacturers has manufactured what we believe to be sufficient quantities of RPC1063 active pharmaceutical ingredient (or drug substance) to complete the ongoing clinical trials. Another of our existing contract manufacturers continues to produce RPC1063 drug product for use in ongoing clinical trials. We have contracted a second drug product contract manufacturer for clinical and commercial production of drug product. In addition a separate contract manufacturer labels, packages and distributes clinical supplies of RPC1063. We believe the manufacturing processes for the active pharmaceutical ingredient and finished drug product for RPC1063 have been developed to adequately support future development and commercial demands. While we believe that our existing suppliers of active pharmaceutical ingredient and drug product would be capable of continuing to produce materials in commercial quantities, we may need to identify additional third-party manufacturers capable of providing commercial quantities of drug product. If we are unable to arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, we may not be able to successfully produce and market RPC1063.

RPC4046

        As part of our Development License and Option Agreement, AbbVie has agreed to manufacture quantities of RPC4046 drug substance and drug product needed for preclinical and clinical studies as part of the development activities contemplated by such Agreement, including the planned Phase 2 study of RPC4046 in EoE. AbbVie will support Receptos on regulatory chemistry, manufacturing and control (CMC) activities suitable for regulatory filings with the FDA and EMA as needed. We may also request during the term of the Development License and Option Agreement that AbbVie initiate CMC activities in order to supply the first Phase 3 trial for RPC4046.

        Should AbbVie elect at their option to enter into a collaboration with us following delivery to AbbVie of a data package including results for the planned Phase 2 of RPC4046 in EoE, AbbVie can elect to supply the collaboration with RPC4046 or effect technology transfer to a third-party manufacturer to supply the collaboration. If AbbVie does not exercise its option to collaborate, the parties will either agree on the terms for AbbVie to supply RPC4046 to Receptos, or AbbVie will effect technology transfer to a third-party manufacturer. If technology transfer occurs in either scenario, we believe there is sufficient expertise and capacity within the third party biologic manufacturing industry to perform clinical and commercial supply of RPC4046. However, if we are unable to arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, our ability to develop and commercialize RPC4046 will be adversely affected. Additionally, an inability to effect technology transfer in a timely fashion will impact the pace and potential success of our development efforts as well as our prospects for potential commercialization.

Government Regulation and Product Approval

        Governmental authorities in the US, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the US and by the EMA before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA Approval Processes

        In the US, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and biologics under the Public Health Service Act, or PHSA, and implementing regulations. Failure to comply with the applicable US requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

  •
  refusal to approve pending applications;

  •
  withdrawal of an approval;

  •
  imposition of a clinical hold;

  •
  warning letters;

  •
  product seizures;

  •
  total or partial suspension of production or distribution; or

  •
  injunctions, fines, disgorgement, or civil or criminal penalties.

        The process required by the FDA before a drug or biologic may be marketed in the US generally involves the following:

  •
  completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;

  •
  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

  •
  performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed product for its intended use;

  •
  submission to the FDA of an NDA or Biologics License Application (BLA);

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity; and

  •
  FDA review and approval of the NDA or BLA.

        Once a product candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

        All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject's legal representative, monitor the study until completed and otherwise comply with IRB regulations.

        Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

  •
  Phase 1.  The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

  •
  Phase 2.  Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase 3.  Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

        Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the product candidate has been associated with unexpected serious harm to patients.

        During the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new product. A sponsor may also request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

        According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate was identified after the testing began.

        Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches and the manufacturer must develop methods for testing the quality, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

        The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

        Once the submission is accepted for filing, the FDA begins an in-depth review. A product candidate representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an application if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the application does not satisfy the criteria for approval. The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA or BLA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Expedited Review and Approval

        The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing new products, and/or provide for the approval of a product on the basis of a surrogate endpoint. Even if a product qualifies for one or more of these programs, the FDA may later decide that it no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. Generally, products that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs and biologics to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give products that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within eight months of submission as compared to a standard review time of twelve months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated product and expedite review of the application for a product designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a product that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post-marketing clinical trials.

        In the recently enacted Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law requires the FDA to issue related draft guidance within a year after the law's enactment and also promulgate confirming regulatory changes.

Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of FDA approval of the use of our drug and biologic product candidates, some of the US patents covering our product candidates may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA or BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for extension must be made prior to expiration of the patent. The US Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant application. However, our ability to seek restoration of the patent term of certain licensed patents, such as in the instance of patents covering RPC4046 (where AbbVie is the licensor), will be subject to action by the licensor, and it is possible (including in a situation where a patent at issue also covers a separate approved drug or drug candidate owned or otherwise licensed to a third party by the licensor) that the licensor may elect not to seek such a restoration.

        Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the US to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the US, or more than 200,000 individuals in the US and for which there is no reasonable expectation that the cost of developing and making available in the US a drug for this type of disease or condition will be recovered from sales in the US for that drug. Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product that has Orphan Drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan Drug exclusivity, however, could also block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our drug candidate is determined to be contained within the competitor's product for the same indication or disease.

Post-Approval Requirements

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

  •
  record-keeping requirements;

  •
  reporting of adverse experiences;

  •
  providing the FDA with updated safety and efficacy information;

  •
  drug sampling and distribution requirements;

  •
  notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

  •
  complying with FDA promotion and advertising requirements.

        Drug or biologic manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

        We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

        In addition to regulations in the US, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the US before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the EU, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

        Under EU regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all EU member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

        As in the US, we may apply for designation of a product as an Orphan Drug for the treatment of a specific indication in the EU before the application for marketing authorization is made. Orphan Drugs in Europe enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

Reimbursement

        Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The US government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

        The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's product could adversely affect the sales of our product candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, ACA is expected to, among other things, expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of ACA's reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In June 2012, the US Supreme Court upheld the constitutionality of ACA, except that the Court held unconstitutional a provision of ACA authorizing the Secretary of the US Department of Health and Human Services to withdraw all of a state's Medicaid funding if the state declines to participate in ACA's expansion of Medicaid eligibility. Yet, some states have indicated that they intend to not implement certain sections of ACA, and some members of the US Congress are still working to repeal ACA. As a result, ACA and/or certain of ACA's provisions may be modified or eliminated by future legislation or litigation.

        In addition, in some non-US jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the US and generally tend to be significantly lower.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

Facilities

        Our corporate headquarters and clinical development operations are located in San Diego, California, where we lease and occupy approximately 18,068 square feet of space. The lease for our San Diego office expires on October 31, 2014, with an option to extend at our election for two three-year periods. We believe that our facilities are suitable and adequate for our current needs.

Employees

        As of April 12, 2013, we had 36 employees, of which 17 hold M.D. or Ph.D. degrees. Twenty-eight of our employees are involved in our drug research and development operations and eight are in general and administrative functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

MANAGEMENT

Executive Officers and Non-Employee Directors

        Our executive officers and non-employee directors, and their ages and positions as of April 12, 2013 are as set forth below:

Name	Age	Position
Faheem Hasnain	54	President, Chief Executive Officer and Director
Graham Cooper	43	Chief Financial Officer
Marcus F. Boehm, Ph.D.	53	Chief Technology Officer and Co-Founder
Sheila Gujrathi, M.D.	42	Chief Medical Officer
Robert J. Peach, Ph.D.	57	Chief Scientific Officer and Co-Founder
Chrysa Mineo	48	Vice President, Corporate Development
James R. Schmidt, CPA	53	Vice President, Finance and Administration
William H. Rastetter, Ph.D.(1)(2)(3)	65	Chairman of the Board and Co-Founder
Kristina Burow(2)(3)	39	Director and Co-Founder
Doug Cole, M.D.(3)	52	Director
Amir Nashat, Sc.D.(1)	40	Director
S. Edward Torres(1)(2)	50	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Corporate Governance Committee

Executive Officers

        Faheem Hasnain—Mr. Hasnain has served as our President, Chief Executive Officer and one of our directors since November 2010. Prior to joining us, Mr. Hasnain was the President and Chief Executive Officer and a director of Facet Biotech Corporation, a biology-driven antibody company with a focus in multiple sclerosis and oncology. He held that position from December 2008 until the company's acquisition by Abbott Laboratories in April 2010. Previously, Mr. Hasnain was President, Chief Executive Officer and a director of PDL BioPharma, Inc. from October 2008 until Facet Biotech was spun off from PDL BioPharma in December 2008. From October 2004 to September 2008, Mr. Hasnain served at Biogen Idec Inc., a biotechnology company specializing in neurological disorders, autoimmune disorders and cancer, most recently as Executive Vice President in charge of the oncology/rheumatology strategic business unit. Prior to Biogen Idec, Mr. Hasnain held roles with Bristol-Myers Squibb, where he was President of the Oncology Therapeutics Network, and for 14 years at GlaxoSmithKline and its predecessor organizations. Mr. Hasnain was appointed chairman of the board of Ambit Biosciences Corporation in November 2010 and serves on the board of directors of Aragon Pharmaceuticals. He has been chairman of the board of Sente, Inc. since 2008 and served as a member of the board of directors of Tercica, Inc. Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada. Our board of directors believes that Mr. Hasnain is qualified to serve on our board of directors due to his years of experience with drug discovery and development.

        Graham Cooper—Mr. Cooper joined us as Chief Financial Officer in February 2013. Prior to joining us, during 2012, Mr. Cooper was the Executive Vice President, Finance and Chief Financial Officer of Geron Corporation, a biopharmaceutical company focused on cancer therapies. From 2006 until 2011, Mr. Cooper served as Senior Vice President, Chief Financial Officer and Treasurer of Orexigen Therapeutics, Inc., a biotechnology company focused on obesity. From 1999 to 2006, Mr. Cooper held positions of increasing responsibility including Director, Health Care Investment Banking, at Deutsche Bank Securities, where he was responsible for executing and managing a wide variety of financing and merger and acquisition transactions in the life sciences field. From August 1992 to January 1995, he worked as an accountant at Deloitte & Touche, where he earned his C.P.A. Mr. Cooper holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Stanford Graduate School of Business.

        Marcus F. Boehm, Ph.D.—Dr. Boehm has served as our Chief Technology Officer since October 2011, as well as our Vice President of Chemistry from May 2009 to October 2011, and he is a Co-Founder. From 2007 to 2009, Dr. Boehm served as the Vice President of Chemistry for Apoptos, Inc., which we acquired in May 2009. From 2006 to 2007, Dr. Boehm held the position of Senior Director of Chemistry at Biogen Idec with responsibility for multiple medicinal chemistry programs and served as the head of chemistry for the San Diego site. Dr. Boehm formerly served as Vice President of Chemistry at Conforma Therapeutics until its acquisition by Biogen Idec in 2006. Prior to joining Conforma, Dr. Boehm held various positions with progressing responsibility in medicinal chemistry at Ligand Pharmaceuticals, where he led chemistry efforts on multiple intracellular receptor (IRs) programs. Dr. Boehm received a B.A. in Chemistry from the University of California, San Diego, a Ph.D. in Chemistry from State University of New York Stony Brook and completed a National Institutes of Health Postdoctoral Fellowship at Columbia University.

        Sheila Gujrathi, M.D.—Dr. Gujrathi has served as our Chief Medical Officer since June 2011. She joined us from Bristol-Myers Squibb where she was Vice President of the Global Clinical Research Group in Immunology from 2008 to 2011. Prior to joining BMS, Dr. Gujrathi worked at Genentech where she held roles of increasing responsibility in the Immunology, Tissue Growth and Repair clinical development group from 2002 to 2008. From 1999 to 2002, Dr. Gujrathi was a management consultant at McKinsey & Company in the healthcare practice where she provided strategic advice on a variety of projects in the healthcare and pharmaceutical industry. Dr. Gujrathi received her B.S. with highest distinction in Biomedical Engineering and M.D. from Northwestern University in their accelerated Honors Program in Medical Education. She completed her Internal Medicine Internship and Residency at Brigham and Women's Hospital, Harvard Medical School and is board certified in internal medicine. She received additional training at University of California, San Francisco and Stanford University in their Allergy and Immunology Fellowship Program.

        Robert J. Peach, Ph.D.—Dr. Peach has served as our Chief Scientific Officer since October 2011, as well as our Vice President of Biology from May 2009 to October 2011, and he is a Co-Founder. From 2007 to 2009, Dr. Peach co-founded and served as the Vice President of Biology for Apoptos, Inc., which we acquired in May 2009. From 2005 to 2007, Dr. Peach was Senior Director of Oncology Discovery at Biogen Idec where he had responsibility for several bicoastal research programs. From 2001 to 2005, Dr. Peach served as Director of Antibody Discovery and Tumor Immunology at IDEC Pharmaceuticals and at the merged Biogen Idec where he worked on developing new autoimmune therapeutic opportunities. Prior to joining Biogen Idec, Dr. Peach held several research positions with increasing responsibility at Bristol-Myers Squibb from 1991 to 2000. He received his B.S. and M.S. (1st class honors) from the University of Canterbury and a Ph.D. in Biochemistry from the University of Otago, New Zealand.

        Chrysa Mineo—Ms. Mineo has served as our Vice President, Corporate Development since July 2009 and is responsible for our collaborations with AbbVie, Ono and Lilly and our partnership with Janssen Pharmaceuticals. Ms. Mineo has 23 years of experience in the biotechnology industry, including in roles of increasing responsibility from 1997 to 2009, leading to Senior Director of Business Development for Neurocrine Biosciences. Prior to Neurocrine, Ms. Mineo served in various capacities in research, marketing and business development for such companies as Amgen, DNAX Research Institute, Schering Plough and Baxter Biotech. She began her career in 1987 with Amgen as a member of a cellular biology team. Ms. Mineo holds a B.S. in Zoology from the University of California, Davis and received her M.B.A. from Duke University's Fuqua School of Business.

        James R. Schmidt, CPA—Mr. Schmidt has served as our Vice President, Finance and Administration since May 2009. From 2007 to 2009, he served as the Senior Director of Finance and Operations for Apoptos, Inc., which we acquired in May 2009. He was formerly Senior Director of Finance and Operations at Conforma Therapeutics from 2001 until its acquisition by Biogen Idec in 2006 where he assisted in the transition and integration of the companies. Prior to that, from 1986 to 2001 Mr. Schmidt served in various financial and operational roles including Chief Financial Officer for Kent SeaTech Corporation, Controller for Medical Imaging Centers of America, Inc., MCA, Inc./MCA Concerts, Inc. and Manager of Accounting—Retirement Inns of America, Inc. He started his career with Coopers & Lybrand and received his B.S. in Accounting and Corporate Finance from Drake University in Des Moines, Iowa.

Non-Employee Directors

        William H. Rastetter, Ph.D.—Dr. Rastetter has been a director and has served as Chairman of the Board since May 2009, and from May 2009 to November 2010 he was our Acting Chief Executive Officer. He is a Co-Founder of Receptos, Inc. Dr. Rastetter served as a Partner at the venture capital firm of Venrock Associates from 2006 to February 2013. Prior to his tenure with us and Venrock, Dr. Rastetter was Executive Chairman of Biogen Idec, from the merger of the two companies (Biogen and Idec Pharmaceuticals) in 2003 through the end of 2005. He joined Idec Pharmaceuticals at its founding in 1986 and served as Chairman and CEO. Prior to Idec, he was Director of Corporate Ventures at Genentech, Inc. and served as well in a scientific capacity at Genentech. Dr. Rastetter also serves as the Chairman of Illumina, Inc., Neurocrine Biosciences, Inc., Fate Therapeutics Inc. and Regulus Therapeutics, Inc. Dr. Rastetter held various faculty positions at the Massachusetts Institute of Technology and Harvard University and is an Alfred P. Sloan Fellow. Dr. Rastetter holds a B.S. in Chemistry from the Massachusetts Institute of Technology and received his M.A. and Ph.D. in Chemistry from Harvard University. Our board of directors believes that Dr. Rastetter is qualified to serve on our board of directors due to his extensive experience in the biotechnology industry, his broad leadership experience with Idec Pharmaceuticals and on several boards, and his experience with financial matters.

        Kristina Burow—Ms. Burow has served as one of our directors since February 2010 and is one of our Co-Founders. She is also a Managing Director with ARCH, joining the firm in 2002. Ms. Burow is a co-founder and director of Sapphire Energy and also a director of Lycera and Kilimanjaro Energy, among other companies. Prior to ARCH, Ms. Burow was an Associate with the Novartis BioVenture Fund in San Diego where she was involved in numerous investments in the life science sector. As an early employee at the Genomics Institute of the Novartis Research Foundation (GNF), she directed Chemistry Operations and was active in Business Development where she helped create numerous companies as spin outs from GNF. Ms. Burow holds a M.B.A. from the University of Chicago, a M.A. in Chemistry from Columbia University and a B.S. in Chemistry from the University of California, Berkeley. Our board of directors believes that Ms. Burow is qualified to serve on our board of directors due to her extensive experience in the biotechnology industry, and her financial expertise with life sciences companies.

        Doug Cole, M.D.—Dr. Cole has served as one of our directors since November 2009. Dr. Cole is also a General Partner of Flagship Ventures, having joined Flagship in 2001. He focuses on life science investments. He currently serves on the Boards of Directors of Agios, Avedro, Concert, Ensemble Therapeutics, Quanterix, Selecta Biosciences, Permeon Biologics, Syros Pharmaceuticals and Tetraphase. He formerly served on the Board of Directors of CombinatoRx, Seventh Sense Biosystems, Resolvyx Pharmaceuticals, CGI Pharmaceuticals, Moderna and Morphotek (acquired by Eisai, Inc.). He is a member of the Scientific Advisory Boards of the Spinal Muscular Atrophy Foundation, the Massachusetts Life Sciences Center, the Harvard Technology Development Accelerator Fund, and the Genetics Advisory Council of the Harvard-Partners Center for Genetics and Genomics. He also serves on the Board of Directors of the Spinal Muscular Atrophy Foundation. Dr. Cole joined Flagship from

Vertex Pharmaceuticals, where he served as Program Executive and led a multidisciplinary program in tissue protection and repair and oversaw an international research collaboration. Previous to that, he was Medical Director at Cytotherapeutics in charge of various research and clinical activities related to the company's cell-based therapeutic technologies. In 1992, Dr. Cole was appointed Instructor in Neurology at Harvard Medical School and an Assistant in Neurology at the Massachusetts General Hospital. Dr. Cole earned an A.B. magna cum laude with High Distinction in English from Dartmouth College and an M.D. from the University of Pennsylvania School of Medicine. He obtained post-graduate training in medicine at the Johns Hopkins Hospital in Baltimore, Maryland and in neurology at the Massachusetts General Hospital in Boston. Our board of directors believes that Dr. Cole is qualified to serve on our board of directors due to his extensive experience with in the field of drug discovery and development, his broad leadership experience on various boards, and his financial expertise with life sciences companies.

        Amir Nashat, Sc.D.—Dr. Nashat has served as one of our directors since February 2012. He is also a General Partner at Polaris Venture Partners. He joined the firm in April 2002 and focuses on investments in healthcare, consumer products and energy. Prior to joining Polaris, Dr. Nashat completed his Sc.D. as a Hertz Fellow in Chemical Engineering at the Massachusetts Institute of Technology with a minor in Biology. During his time at MIT, he completed an internship in the London office of Goldman, Sachs & Company. Dr. Nashat currently represents Polaris as a director of aTyr Pharmaceuticals, BIND Biosciences, Fate Therapeutics, Promedior Pharmaceuticals, Selecta Biosciences and Sun Catalytix. Additionally, Dr. Nashat has served as a director of Adnexus Therapeutics (acquired by Bristol Myers Squibb), Athenix Corporation (acquired by Bayer), Avila Therapeutics (acquired by Celgene), Living Proof, and Pervasis Therapeutics (acquired by Shire Pharmaceuticals), and served as a Board Observer of GI Dynamics. Prior to MIT, he earned both his M.S. and B.S. in Materials Science and Mechanical Engineering at the University of California, Berkeley. Our board of directors believes that Dr. Nashat is qualified to serve on our board of directors due his extensive experience within the field of drug discovery and development, his broad leadership experience on various boards, and his financial expertise with life sciences companies.

        S. Edward Torres—Mr. Torres has served as one of our directors since November 2009. He has been a Managing Director of Lilly Ventures Fund I, LLC, a venture capital fund since 2009. From 2006 to 2009, he was a Managing Director of Lilly Ventures while Lilly Ventures was a subsidiary of Eli Lilly and Company. Since co-founding Lilly Ventures, he has led the investments in, and previously served on the boards of, Serenex (acquired by Pfizer), Conforma Therapeutics (acquired by Biogen Idec) and Cabrellis Pharmaceuticals (acquired by Pharmion Corporation). Mr. Torres currently sits on the boards of Cylene Pharmaceuticals, Trinity Biosystems GlobeImmune, and Viamet Pharmaceuticals as well as various non-profit institutions. Prior to joining Lilly Ventures, he had a diverse set of experiences throughout the domestic and international pharmaceutical businesses including operational finance, planning, M&A, business development and global marketing roles. Mr. Torres received a B.A. from Creighton University and a M.B.A. from the University of Michigan Business School, where he was a Consortium Fellow. Our board of directors believes that Mr. Torres is qualified to serve on our board of directors due to his extensive experience within the field of drug discovery and development, his broad leadership experience on various boards, and his financial expertise with life sciences companies.

Voting Arrangements

        Pursuant to a third amended and restated voting agreement that we entered into with certain holders of our Series A preferred stock and our Series B preferred stock:

  •
  the holders of outstanding shares of common stock have the right to nominate two directors to our board of directors, one of whom must be our chief executive officer;

  •
  ARCH Venture Partners has the right to nominate a director to our board of directors;

  •
  Venrock Associates has the right to nominate a director to our board of directors;

  •
  Lilly Ventures has the right to nominate a director to our board of directors;

  •
  Flagship Ventures has the right to nominate a director to our board of directors;

  •
  Polaris has the right to nominate a director to our board of directors so long as Polaris participates pro rata in each additional financing; and

  •
  our board of directors has the right to nominate an individual who would qualify as an independent director to our board of directors.

        The voting agreement will terminate upon the closing of this offering.

Board Composition

        Our amended and restated bylaws, which will become effective upon completion of this offering, provide that our board shall consist of a number of directors as the board of directors may from time to time determine. Our board of directors will initially consist of six directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

  •
  Our Class I directors will be Mr. Hasnain and Dr. Cole and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

  •
  Our Class II directors will be Drs. Rastetter and Nashat and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

  •
  Our Class III directors will be Ms. Burow and Mr. Torres and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

        As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Corporate Governance

        We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the NASDAQ. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

        Our board of directors has adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The code addresses various topics, including:

  •
  compliance with laws, rules and regulations;

  •
  confidentiality;

  •
  conflicts of interest;

  •
  corporate opportunities;

  •
  competition and fair dealing;

  •
  payments or gifts from others;

  •
  health and safety;

  •
  insider trading;

  •
  protection and proper use of company assets;

  •
  record keeping; and

  •
  giving and accepting gifts.

        Our board of directors has adopted a code of ethics for senior financial officers applicable to our Chief Executive Officer, Vice President of Finance and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. The code of business conduct and the code of ethics can only be amended by the approval of a majority of our board of directors. Any waiver to the code of business conduct for an executive officer or director or any waiver of the code of ethics may only be granted by our board of directors or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. We also intend to implement whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

Director Independence

        In February 2013, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that, Drs. Rastetter, Cole and Nashat, Mr. Torres and Ms. Burrow are "independent directors" as defined under the rules of the NASDAQ, except that Dr. Rastetter will not have been independent for the requisite period of three years until the third anniversary of the transition of his role as our Acting Chief Executive Officer (which will occur in November 2013). There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

        Our board of directors is currently chaired by Dr. Rastetter. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management's performance and enhances the effectiveness of the board of directors as a whole. As such, Faheem Hasnain serves as our President and Chief Executive Officer while Dr. Rastetter serves as our Chairman of the board of directors but is not an officer. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking.

Board Committees

        We have established an audit committee, compensation committee and nominating and corporate governance committee, each of which will operate, upon the closing of this offering, under a charter that has been approved by our board. The composition of each committee and its respective charter will be effective upon the closing of this offering and copies of each charter will be posted on the corporate governance section of our website at www.receptos.com. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act, and the current rules and regulations of the SEC and NASDAQ. We intend to comply with future requirements as they become applicable to us. Each committee has the composition and responsibilities described below:

        Audit committee.    Drs. Rastetter and Nashat and Mr. Torres serve on our audit committee. Mr. Torres is the chairperson of this committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters. Our board of directors has determined that each of Dr. Rastetter and Mr. Torres is an audit committee financial expert, as defined by the rules promulgated by the SEC, and each of the members of our audit committee has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ.

        Compensation committee.    Dr. Rastetter, Ms. Burow and Mr. Torres serve on our compensation committee. Ms. Burow is the chairperson of this committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

        Nominating and corporate governance committee.    Drs. Rastetter and Cole and Ms. Burow serve on our nominating and corporate governance committee. Dr. Rastetter is the chairperson of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

        In the past three years, none of the members of our compensation committee is or has in the past served as one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

        The following table presents information concerning the total compensation of our named executive officers, for services rendered to us in all capacities during the fiscal year ended December 31, 2012. Our named executive officers consist of our Chief Executive Officer and the two other highest paid executive officers:

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Faheem Hasnain	2012	$400,000	$—	$4,465	$190,000	$5,000	$599,465
President and Chief Executive Officer
Sheila Gujrathi, M.D.	2012	$345,000	$5,175	$1,496	$98,325	$5,000	$454,996
Chief Medical Officer
Robert J. Peach, Ph.D.	2012	$229,216	$1,915	$1,347	$65,550	$5,000	$303,028
Chief Scientific Officer

(1)
Amounts shown represent bonus amounts paid in the sole discretion of our board of directors, which amounts are in addition to the amount calculated for performance-based bonuses shown in the column "Non-Equity Incentive Plan Compensation."

(2)
Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.

(3)
Amounts shown represent performance-based bonuses earned for 2012, which were each paid in a cash lump sum in the first quarter of 2013 and are described in detail in the section below entitled "—Annual Performance-Based Bonus Opportunity."

(4)
Amount contributed by us to a health savings account on behalf of the executive.

2013 Annual Base Salary

        A compensation committee of our board of directors, or the Committee, makes recommendations regarding the compensation of our named executive officers to our board of directors. Our board of directors, without members of management present, ultimately ratifies and approves all compensation decisions with respect to our named executive officers. Our board of directors approved the following 2013 base salaries for our named executive officers, which became effective on January 1, 2013.

Name	2013 Base Salary
Faheem Hasnain	$412,000
Sheila Gujrathi, M.D.	$345,000
Robert J. Peach, Ph.D.	$236,400

Annual Performance-Based Bonus Opportunity

        In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals.

        The annual performance-based bonus each named executive officer is eligible to receive is based on (i) the individual's target bonus, as a percentage of base salary, (ii) a company-based performance factor, or CPF, and (iii) an individual performance factor, or IPF. The actual performance-based bonus paid, if any, is calculated by multiplying the executive's annual base salary, target bonus percentage, percentage attainment of the CPF and percentage attainment of the IPF. There is no maximum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance. At the end of the year, the Committee recommends and our board of directors approves the extent to which we achieved the CPF. The extent to which each individual executive achieves his or her IPF is determined based on our Chief Executive Officer's, or CEO's, review and recommendation to the Committee, except the CEO does not make recommendations with respect to his own achievement, and the Committee recommends and our board of directors makes the final decisions with respect to each IPF. Additionally, the Committee has the discretion to determine the weighting of each of the goals that comprise the CPF and IPF. Our board of directors may award a bonus in an amount above or below the amount resulting from the calculation described above, based on other factors that the board determines, in its sole discretion, are material to our corporate performance and provide appropriate incentives to our executives, for example based on events or circumstances that arise after the original CPF and IPF goals are set. Our board of directors exercised this discretion in awarding the bonuses for 2012 performance, and the amount awarded discretionarily is shown in the "Bonus" column of the Summary Compensation Table.

        Pursuant to their employment agreements or offer letters, each named executive officer has a target bonus represented as a percentage of base salary, or a target bonus percentage, each of which is set forth below:

Name	2012 Target bonus
Faheem Hasnain	50%
Sheila Gujrathi, M.D.	30%
Robert J. Peach, Ph.D.	30%

        The CPF and IPF goals are determined by the board and communicated to the named executive officers each year, prior to or shortly following the beginning of the year to which they relate. The CPF is composed of several goals that relate to our annual corporate goals and various business accomplishments which vary from time to time depending on our overall strategic objectives, but relate generally to achievement of clinical, regulatory and discovery milestones for clinical development candidates and performance against our business development goals. The IPF is composed of factors that relate to each named executive officer's ability to drive his or her own performance and the performance of his or her direct employee reports towards reaching our corporate goals. The proportional emphasis placed on each goal within the CPF and IPF may vary from time to time depending on our overall strategic objectives and the board's subjective determination of which goals have more impact on our performance.

        For 2012, the CPF goals were weighted at 100% for the CEO and 80% for the balance of the management team. The goals that were established and substantively achieved included the commencement of clinical trials for RPC1063 as well as completing various licensing and partnering transactions and progress in drug discovery and development and our proprietary drug design technology platform. The IPF goals were weighted at 20% and varied among executives, with categories including strategic leadership, communication, results performance collaboration and personnel development. In February 2013, the Committee recommended and our board of directors approved a CPF achievement of 95% for corporate performance. Mr. Hasnain's bonus, weighted 100% on CPF goals determined to be 95% achieved, resulted in a performance-based bonus of $190,000. A CPF rate of 76% (95% of 80% weighting), combined with an IPF achievement for the other executives based on their individual performance, resulted in the following bonuses: (i) for Dr. Gujrathi, an IPF of 24% (of 20%), resulting in a total bonus of $103,500, of which $98,325 was performance-based and $5,175 was deemed a discretionary bonus; and (ii) for Dr. Peach, an IPF of 22% (of 20%), resulting in a total bonus of $67,465, of which $65,550 was performance-based and $1,915 was deemed a discretionary bonus.

2012 Outstanding Equity Awards at Fiscal Year-End

        The following table presents information regarding the outstanding equity awards held by our named executive officers as of December 31, 2012:

		Stock Awards
Name	Grant Date	Number of shares or units that have not vested (#)		Market value of shares or units that have not vested (#)(8)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#)(8)
Faheem Hasnain	11-19-10	1,289,820	(1)	$
	11-19-10	807,539	(1)	$
	1-25-12	150,290	(2)	$
Sheila Gujrathi, M.D.	6-29-11	484,119	(3)	$
	6-29-11				350,000	(3)	$
	1-25-12	50,370	(2)	$
Robert J. Peach, Ph.D.	7-30-09	52,084	(4)	$
	7-30-09	153,127	(5)	$
	6-2-10				9,388	(6)	$
	4-7-11	69,662	(2)	$
	4-7-11				175,000	(7)	$
	1-25-12	45,340	(2)	$

(1)
Represents shares subject to a restricted stock award of common stock granted outside of our 2008 Stock Plan for an aggregate of 3,768,515 shares, a portion of which has time-based vesting and a portion of which is performance-based: (i) 2,691,797 shares vest 25% on the one-year anniversary of the issuance and 1/48th of the shares vest each month thereafter for three years; and (ii) 1,076,718 shares will vest subject to fulfillment of two milestones (538,359 shares for each milestone). The first milestone is the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. The second milestone is the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. Upon achievement of either milestone, 50% of the shares subject to the milestone will vest immediately, with 1/72nd of the shares vesting each month thereafter for three years, not to exceed November 19, 2015, at which time any of such shares remaining unvested will vest (assuming achievement of the milestone). The shares are subject to acceleration of vesting in connection with certain corporate or change of control transactions.

(2)
Represents shares acquired upon the early exercise of time-based options to purchase shares of common stock granted under our 2008 Stock Plan, which shares are subject to a right of repurchase at the original exercise price paid for such shares if the executive terminates employment before the shares have vested. Vesting is at the rate of 25% of the shares on the one-year anniversary of the grant date and 1/48th of the shares each month thereafter for three years.

(3)
Represents shares acquired upon the early exercise of options to purchase shares of common stock granted under our 2008 Stock Plan for an aggregate of 1,174,590 shares, a portion of which has time-based vesting and a portion of which is performance-based: (i) 774,590 shares vest 25% on the one-year anniversary of June 13, 2011 and 1/48th of the shares each month thereafter for the remaining three years; (ii) 400,000 shares will vest subject to the fulfillment of two milestones (200,000 shares for each milestone). The first milestone is the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. The second milestone is the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. Upon achievement of either milestone, 25% of the shares subject to the milestone will vest immediately, with 1/48th of the shares vesting each month thereafter for three years, not to exceed June 13, 2016, at which time any of such shares remaining unvested will vest (assuming achievement of the milestone). The shares are subject to acceleration of vesting in connection with certain corporate or change of control transactions.

(4)
Represents shares acquired upon the issuance of a time-based restricted stock award granted outside of our 2008 Stock Plan, which shares are subject to a right of repurchase at the original exercise price paid for such shares if the executive terminates employment before the shares have vested. This award vests at the rate of 25% of the shares on the one-year anniversary of the vesting start date, or May 11, 2009, and 1/48th of the shares vesting each month thereafter for three years.

(5)
Represents shares subject to a restricted stock award of common stock granted outside of our 2008 Stock Plan for an aggregate of 300,000 shares, where initiation of vesting is subject to the fulfillment of two milestones (150,000 shares for each milestone). The first milestone is the dosing of the first patient in our first Phase 1 clinical study of an S1P1 agonist under an Investigational New Drug application or foreign equivalent allowed by the FDA (or foreign equivalent). The second milestone is the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. Shares subject to each milestone event vest 25% immediately upon the achievement of the milestone and 1/48th of the shares vest each month thereafter for three years, not to exceed November 19, 2015, at which time any of such shares remaining unvested will vest (assuming achievement of the milestone). The shares are subject to acceleration of vesting in connection with certain corporate or change of control transactions.

(6)
Represents shares acquired upon the early exercise of performance-based options to purchase shares of common stock granted under our 2008 Stock Plan, which shares are subject to a right of repurchase at the original exercise price paid for such shares if the executive terminates employment before the shares have vested. Vesting is subject to the fulfillment of both of two milestone events including (i) the filing of an Investigational New Drug application, or a foreign equivalent, with respect to any S1P1 candidate and (ii) our entering into definitive agreements providing for committed payments or funding aggregating certain amounts. Shares subject to the milestone events vest 50% immediately upon the achievement of both milestones and 1/72nd of the shares vest each month thereafter for three years, not to exceed November 19, 2015, at which time any of such shares remaining unvested will vest (assuming achievement of the milestones). The shares are subject to acceleration of vesting in connection with certain corporate or change of control transactions.

(7)
Represents shares acquired upon the early exercise of performance-based options to purchase shares of common stock granted under our 2008 Stock Plan, which shares are subject to a right of repurchase at the original exercise price paid for such shares if the executive terminates employment before the shares have vested. Vesting is subject to the fulfillment of a milestone event consisting of the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. The shares shall vest 25% immediately upon the achievement of the milestone and 1/48th of the shares each month thereafter for three years, not to exceed November 19, 2015 (assuming achievement of the milestone), at which time any of such shares remaining unvested will vest. The shares are subject to acceleration of vesting in connection with certain corporate or change of control transactions.

(8)
As there was no public market value for our common stock as of December 31, 2012, we have set the fair market value at the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

Vesting Acceleration

        In the event of any corporate transaction such as a merger, reorganization or sale or transfer of all or substantially all of our assets or capital stock, in each case resulting in our stockholders immediately prior to such transaction holding 50% or less of the voting power of the surviving entity (unless such transaction is a sale of securities, the primary purpose of which is to generate financing, or is effected only for the purpose of changing our domicile), then, as of immediately prior to such transaction: (i) 50% of the unvested time-based shares will vest; (ii) 75% of the unvested shares subject to a milestone which has been achieved as of such termination will vest, with the remaining 25% vesting during continued employment in equal monthly portions over six months, unless a lesser time otherwise remains on the original vesting schedule; and (iii) provided that the transaction results in the investors in the preferred stock receiving in the aggregate at least five times the amount of their collective investment in such shares of the preferred stock, 75% of the unvested shares subject to any milestone will vest, with the remaining 25% vesting during continued employment in equal monthly portions over six months, unless a lesser time otherwise remains on the original vesting schedule.

        In the event of any termination without cause or constructive termination pursuant to a material reduction in compensation or responsibilities, a relocation of principal office or a breach by us of the employee's employment agreement, prior to such a corporate transaction, then 50% of the unvested shares subject to a milestone which has been achieved prior to such termination will vest immediately as of such termination.

        In the event of any termination without cause or constructive termination after such a corporate transaction, then, as of such termination: (i) 100% of the unvested shares subject to a milestone which has been achieved prior to such termination will vest; (ii) 100% of the unvested shares subject to any milestone will vest, provided that the transaction results in the investors in the preferred stock receiving in the aggregate at least five times the amount of their collective investment in such shares of the preferred stock; and (iii) 100% of the time-based shares will vest.

Employment Arrangements

        In November 2010, we entered into an offer letter agreement with Faheem Hasnain, our Chief Executive Officer and President. This offer letter agreement set Mr. Hasnain's base salary at an annual rate of $400,000, provided that Mr. Hasnain was eligible to receive an annual bonus targeted at 50% of his base salary based upon achievement of reasonable objectives set from time to time by the board, provided that such achievement, and the amount of any such bonus, will be determined solely within the good-faith discretion of the board. Mr. Hasnain's agreement also provided for the issuance of shares of restricted common stock equal to (i) five percent, or 2,691,797 shares, of our fully diluted capitalization as described in the agreement and (ii) subject to fulfillment of two milestones described below, an additional two percent, or 1,076,718 shares, of our fully diluted capitalization as described in the agreement. The 2,691,797 shares vest 25% on the one-year anniversary of the issuance and 1/48th of the shares each month thereafter for the remaining three years. The first milestone pertaining to shares granted to Mr. Hasnain is the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. The second such milestone is the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. Upon achievement of either milestone, 50% of the shares subject to the milestone will vest immediately with 1/72nd of the shares vesting each month thereafter for three years, not to exceed November 19, 2015, the five-year anniversary of Mr. Hasnain's hire date, at which time any of such shares remaining unvested will vest (assuming achievement of the milestone). Pursuant to his offer letter agreement, Mr. Hasnain was also entitled to purchase, in conjunction with our Series A preferred stock offering, shares of Series A preferred stock equal to one and one-half percent of our fully diluted capitalization as described in the agreement. Mr. Hasnain is entitled to participate in all company-sponsored benefits programs. Mr. Hasnain's offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us.

        Pursuant to Mr. Hasnain's offer letter agreement, and subject to his execution of a general release of all claims against us, if Mr. Hasnain's employment with us is terminated by us without "cause" or Mr. Hasnain's employment with us is constructively terminated pursuant to a material reduction in compensation or responsibilities, a relocation of principal office or a breach by us of the employment agreement, then Mr. Hasnain is entitled to receive (i) a lump sum cash payment of an amount equal to his base salary payable for a period of twelve months, and (ii) a lump sum cash payment equal to twelve times the difference between the monthly amount of COBRA continuation coverage premium less the amount of his premium as if he were an active employee.

        In April 2011, we entered into an offer letter agreement with Sheila Gujrathi, our Chief Medical Officer. This offer letter agreement set Dr. Gujrathi's base salary at an annual rate of $345,000 and provided that Dr. Gujrathi was eligible to receive an annual discretionary bonus targeted at 30% of her base salary based upon a determination of the Chief Executive Officer and the board of the achievement of objectives set from time to time by the board. Dr. Gujrathi's agreement also provided for a grant of an option to purchase up to 1,174,590 shares of our common stock pursuant to the 2008 Stock Plan and subject to the approval of the board. Sixty-six percent of the option, or 774,590, vests 25% on the one-year anniversary of Dr. Gujrathi's June 13, 2011 start date and 1/48th of the shares each month thereafter for the remaining three years. There are two milestones specified for which Dr. Gujrathi could vest in an additional 200,000 shares each if the milestones are achieved. The first milestone is the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. The second such milestone is the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. Upon achievement of either milestone, 25% of the shares subject to the milestone will vest immediately with 1/48th of the shares vesting each month thereafter for three years, not to exceed the five-year anniversary of Dr. Gujrathi's hire date, at which time any of such shares remaining unvested will vest. Dr. Gujrathi was entitled to a relocation allowance of up to $200,000, with the unused balance to be paid as a cash bonus, subject to certain repayment restrictions if Dr. Gujrathi voluntarily terminates her employment prior to June 2013. Dr. Gujrathi is entitled to participate in all company-sponsored benefits programs. Dr. Gujrathi's offer letter agreement provides that she is an at-will employee and her employment may be terminated at any time by her or us.

        Pursuant to Dr. Gujrathi's offer letter agreement, and subject to her execution of a general release of all claims against us, if, prior to the occurrence of a "corporate transaction" such as a merger, reorganization or sale or transfer of all or substantially all of our assets or capital stock, in each case resulting in our stockholders immediately prior to such transaction holding 50% or less of the voting power of the surviving entity (unless such transaction is a sale of securities, the primary purpose of which is to generate financing, or is effected only for the purpose of changing our domicile), Dr. Gujrathi's employment with us is terminated by us without cause or Dr. Gujrathi's employment is constructively terminated pursuant to a material reduction in compensation or responsibilities, a relocation of principal office or a breach by us of the employment agreement, then Dr. Gujrathi is entitled to receive a lump sum cash payment of up to an amount equal to her base salary payable for a period of six months and reimbursement of monthly COBRA premiums for six months up to the amount we are then paying for active employees. If, following the occurrence of such a corporate transaction, Dr. Gujrathi's employment is terminated by us without cause or Dr. Gujrathi's employment with us is constructively terminated pursuant to one of the permitted termination reasons outlined in the agreement, then Dr. Gujrathi is entitled to receive a lump sum cash payment of up to an amount equal to her base salary payable for a period of twelve months and reimbursement of monthly COBRA premiums for twelve months up to the amount we are then paying for active employees.

        In May 2009, we entered into an offer letter agreement with Robert Peach, our Vice President of Biology. This offer letter agreement set Dr. Peach's base salary at an annual rate of $210,000 and provided that Dr. Peach was eligible to receive an annual bonus of up to 20% of his base salary based upon a determination of the Chief Executive Officer and the board of the achievement of objectives set from time to time by the board. By action of the board of directors, Dr. Peach's base salary was increased to $230,000 for 2012, and he is eligible to receive an annual discretionary bonus of up to 30% of his base salary based upon a determination of the Chief Executive Officer and the board of the achievement of objectives set from time to time by the board. Dr. Peach's agreement also provided for the issuance of 800,000 shares of restricted common stock. Sixty-two and one-half percent of the shares, or 500,000, vests 25% on the one-year anniversary of May 11, 2009 and 1/48th of the shares each month thereafter for the remaining three years. There are two milestones specified for which Dr. Peach could vest in an additional 150,000 shares each if the milestones are achieved. The first milestone is the dosing of the first patient in a Phase 1 clinical study for an S1P1 agonist under an Investigational New Drug application (or any foreign equivalent) allowed by the FDA (or any foreign equivalent). The second milestone, which has been modified since the date of the offer letter is currently the dosing of the first patient in our first clinical trial for a product candidate other than RPC1063 for multiple sclerosis whenever such clinical trial would be regarded as a Phase 1, 2 or 3 clinical study or any hybrid of such. Upon achievement of either milestone, 25% of the shares subject to the milestone will vest immediately with 1/48th of the shares vesting each month thereafter for three years, not to exceed November 19, 2015, at which time any of such shares remaining unvested shall vest (assuming achievement of the milestone). Dr. Peach is entitled to participate in company-sponsored benefits programs. Dr. Peach's offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us.

        Pursuant to Dr. Peach's offer letter agreement, and subject to his execution of a general release of all claims against us, if, following the occurrence of a "corporate transaction" such as a merger, reorganization or sale or transfer of all or substantially all of our assets or capital stock, in each case resulting in our stockholders immediately prior to such transaction holding 50% or less of the voting power of the surviving entity (unless such transaction is a sale of securities, the primary purpose of which is to generate financing, or is effected only for the purpose of changing our domicile), Dr. Peach's employment with us is terminated by us without cause or Dr. Peach's employment with us is constructively terminated pursuant to a material reduction in compensation or responsibilities, a relocation of principal office or a breach by us of the employment agreement, then Dr. Peach is entitled to receive a lump sum cash payment of up to an amount equal to his base salary payable for a period of six months and reimbursement of monthly COBRA premiums for six months up to the amount we are then paying for active employees. If, prior to the occurrence of a corporate transaction, Dr. Peach's employment is otherwise terminated as set forth above, then Dr. Peach is entitled to receive a lump sum cash payment of up to an amount equal to his base salary payable for a period of three months and reimbursement of monthly COBRA premiums for three months up to the amount we are then paying for active employees.

Employee Benefit Plans

Retirement Plan

        Except as described below, we currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

        We maintain a 401(k) plan that is tax-qualified for our US employees, including our named executive officers. We do not offer employer matching or make other employer contributions to our 401(k) plan.

2008 Stock Plan

        General—Our 2008 Stock Plan was initially adopted by our board of directors in November 2008 and approved by our stockholders in January 2009 and was last amended on February 15, 2013. The purpose of the 2008 Stock Plan is to offer selected persons an opportunity to acquire a proprietary interest in our success, by acquiring shares of our common stock.

        Our 2008 Stock Plan permits the direct award or sale of shares and for the grant of nonstatutory stock options and restricted stock to our employees, directors and consultants and any of our parents' or subsidiaries' employees and consultants. Incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may also be granted but only to our employees and our parents' or subsidiaries' employees.

        Share reserve—As of April 12, 2013, 9,663,641 shares of common stock have been authorized for issuance under the 2008 Stock Plan. As of April 12, 2013, options to purchase a total of 1,794,005 shares of common stock were outstanding under the 2008 Stock Plan. If an option to acquire shares expires, becomes unexercisable or is surrendered, the shares allocable to the expired or unexercised portion of such option will become available for future award under the 2008 Stock Plan. However, shares that have actually been issued under the 2008 Stock Plan, upon exercise of an award, will not be returned to the 2008 Stock Plan and will not become available for future distribution thereunder, except that if unvested shares of restricted stock are repurchased by us at their original purchase price, such shares will become available for future grant under the 2008 Stock Plan.

        Administration—Our board of directors or a committee appointed thereby administers the 2008 Stock Plan. Subject to the provisions of our 2008 Stock Plan and, in the case of a committee, the specific duties delegated to such committee by the board, and subject to the approval of any relevant authorities, the administrator has the authority in its discretion to take the following actions: (i) determine fair market value of our common stock; (ii) select recipients of awards under the 2008 Stock Plan; (iii) determine and modify or amend the number of shares, terms and conditions and forms of agreement related to awards under the 2008 Stock Plan; (iv) prescribe, amend and rescind rules and regulations related to the 2008 Stock Plan; (v) construe and interpret terms of the 2008 Stock Plan and awards; (vi) authorize any person to execute on our behalf any instrument required to effect the grant of an award and (vii) institute an option exchange program. All actions of the administrator will be final and binding on all persons.

        Stock options—The administrator may grant incentive and/or nonstatutory stock options under our 2008 Stock Plan; provided that incentive stock options are only granted to employees. The exercise price of options granted under the plan must be equal to or greater than 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that an incentive stock option held by an optionee who owns more than 10% of the total combined voting power of all classes of our stock, our parent or any of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The exercise price for an option may be paid in cash or check. In addition, the administrator may allow for payment by surrender of shares, promissory note, cashless exercise, or other forms of payment as may be permitted by our board of directors. Subject to the provisions of our 2008 Stock Plan, the administrator determines the remaining terms of the options (e.g., exercisability and vesting). The administrator may permit an optionee to exercise his or her option as to shares that have not vested. The optionee may exercise his or her option, to the extent vested, following termination of the optionee's service for the period specified in the award agreement, such period to be three months (or twelve months in the case of termination due to death or disability) unless otherwise specified. For California optionees only, to the extent required by California law, such period will be no less than thirty days. However, in no event may an option be exercised later than the expiration of its term.

        Restricted shares—Restricted shares may be offered either alone, in addition to, or in tandem with other awards granted under the 2008 Stock Plan and/or cash awards made outside of the 2008 Stock Plan. The administrator will advise the offeree in writing or electronically of the terms, conditions and restrictions related to the offer, including the number of shares that such person will be entitled to purchase, the price to be paid (if any), and the time within which such person must accept such offer. Unless the administrator determines otherwise, we will have a repurchase option to purchase the shares for the original purchase price within 90 days of the termination of the holder's services.

        Transferability/Forfeiture—Unless determined otherwise by the administrator, the 2008 Stock Plan generally does not allow for options to be transferred in any manner other than by will or the laws of descent and distribution. Notwithstanding the foregoing, for California optionees only, to the extent permitted by the administrator, an option may be transferred to a revocable trust or as permitted by Rule 701 of the Securities Act. Shares awarded or sold under the 2008 Stock Plan or received upon the exercise of options may be subject to certain forfeiture conditions, rights to repurchase, rights of first refusal and other transfer restrictions as the administrator may determine and as set forth in the applicable award agreement.

        Adjustments—In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, or other change in our corporate structure affecting the shares occurs, the administrator will adjust the number and class of shares that may be delivered under the 2008 Stock Plan and/or the number, class, and price of shares covered by each outstanding award.

        Corporate transaction—If we are a party to a merger or consolidation, and in the event of a change in control, outstanding awards under the 2008 Stock Plan will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator will not be required to treat all awards similarly in the transaction. Notwithstanding the foregoing, in the event of a change in control in which the successor corporation does not assume or substitute for the award, the optionee will fully vest in and have the right to exercise his or her outstanding awards, including shares as to which such award would not otherwise be vested or exercisable, and restrictions on all of the participant's restricted stock will lapse. In addition, if an award is not assumed or substituted in the event of a merger or change in control, the administrator will notify the optionee in writing or electronically that the award will be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and any award not assumed or substituted for will terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator. Pursuant to the 2008 Stock Plan, a "change in control" results from: (i) a merger or reorganization immediately after which persons who were not our stockholders immediately prior to such transaction own 50% or more of the voting power of the surviving entity and any direct or indirect parent thereof; (ii) a sale, transfer or other disposition of all or substantially all of our assets or our stockholders approve a plan of complete liquidation of us; or (iii) the aggregation by any person of 50% or more of the combined voting power of our outstanding securities (unless such transaction is an initial public offering or sale of securities, the primary purpose of which is to generate financing, or is effected only for the purpose of changing our state of incorporation or creating a holding company).

        Plan amendments and termination—Our board may at any time amend, alter, suspend or terminate the 2008 Stock Plan. However, the board will obtain stockholder approval of any 2008 Stock Plan amendment to the extent necessary and desirable to comply with applicable law. A termination or amendment of the 2008 Stock Plan will not impair the rights of any participant under the 2008 Stock Plan, unless mutually agreed otherwise by such participant and us.

        Upon the completion of this offering, the 2008 Stock Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2008 Stock Plan. Shares originally reserved for issuance under our 2008 Stock Plan but which are not issued or subject to outstanding awards on the effective date of the 2013 Stock Incentive Plan, and shares subject to outstanding awards under our 2008 Stock Plan on the effective date of the 2013 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised or settled, including shares subject to vesting restrictions that are subsequently forfeited, will become available for awards under our 2013 Stock Incentive Plan.

2013 Stock Incentive Plan

        General—Our 2013 Stock Incentive Plan, or the 2013 Stock Plan, was adopted by our board of directors in                                    2013, and immediately prior to the closing of this offering. We expect the 2013 Stock Plan will become effective upon the execution and delivery of the underwriting agreement for this offering. Once the 2013 Stock Plan is effective, no further grants will be made under the 2008 Stock Plan.

        The 2013 Stock Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees and the granting of nonstatutory stock options to employees, non-employee directors, advisors and consultants. The 2013 Stock Plan also provides for the grants of restricted stock, stock appreciation rights, stock unit and cash-based awards to employees, non-employee directors, advisors and consultants.

        Administration—The compensation committee of our board of directors, or our board of directors acting as a committee, will administer the 2013 Stock Plan, including the determination of the recipient of an award, the number of shares or amount of cash subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

        At the discretion of our board of directors, our compensation committee may consist of two or more non-employee directors. To the extent required by our board of directors, the composition of our compensation committee may satisfy the requirements for plans intended to qualify for exemption under Rule 16b-3 of the Exchange Act and Section 162(m) of the Internal Revenue Code. Our board of directors may appoint one or more separate committees of our board of directors, each consisting of one or more members of our board of directors, to administer our 2013 Stock Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Exchange Act, to receive awards under our 2013 Stock Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our board of directors.

        Authorized shares—Under our 2013 Stock Plan, the aggregate number of shares of our common stock authorized for issuance may not exceed (i)                                     plus (ii) the sum of number of shares subject to outstanding awards under the 2008 Stock Plan as of the 2013 Stock Plan's effective date that are subsequently forfeited or terminated for any reason before being exercised or settled, plus the number of shares subject to vesting restrictions under the 2008 Stock Plan on the 2013 Stock Plan's effective date that are subsequently forfeited, plus the number of shares reserved but not issued or subject to outstanding grants under the 2008 Stock Plan as of the 2013 Stock Plan's effective date. In addition, the number of shares that have been authorized for issuance under the 2013 Stock Plan will be automatically increased on the first day of each fiscal year beginning on                                    , 2014 and ending on (and including)                                    , 2022, in an amount equal to the lesser of (i)         % of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (ii) another amount determined by our board of directors. Shares subject to awards granted under the 2013 Stock Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash, will again become available for issuance under the 2013 Stock Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2013 Stock Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than                                    shares may be delivered upon the exercise of incentive stock options granted under the 2013 Stock Plan plus, to the extent allowable under applicable tax law, any shares that again become available for issuance under the 2013 Stock Plan. During any time when the tax deduction limitations of Section 162(m) of the Internal Revenue Code apply to awards under the 2013 Stock Plan, and options or stock appreciation rights are intended to qualify as "performance-based compensation" under Section 162(m), no person may receive options or stock appreciation rights in any calendar year for an aggregate of more than                                    shares, and no more than two times this amount in the first year of employment.

Types of Awards

        Stock options—A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2013 Stock Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of our voting shares must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, provided that the term of an incentive stock option is prohibited from exceeding ten years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee's service with us. Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (i) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (ii) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (iii) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (iv) by a "net exercise" arrangement, (v) by delivering a full-recourse promissory note or (vi) by any other form that is consistent with applicable laws, regulations and rules.

        Restricted stock—Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2013 Stock Plan, our compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

        Stock unit—Stock units give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by our compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At our compensation committee's discretion, stock units may provide for the right to dividend equivalents. Our compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2013 Stock Plan, our compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

        Stock appreciation rights—Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by our compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. Our compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

        Cash-based awards—A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the compensation committee.

        Performance-based awards—Awards under our 2013 Stock Plan may be made subject to the attainment of performance criteria. Awards of restricted stock, stock units or cash-based awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code will be subject to the attainment of one or more pre-established performance goals, including cash flows, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment shares, costs, expenses, initiation or completion of research activities, initiation or completion of clinical studies or other development programs, other milestones with respect to research activities or clinical studies or other development programs, regulatory body approval for commercialization of a product or implementation or completion of critical projects, and other milestones with respect to commercialization of a product. The maximum aggregate number of shares that may be subject to restricted stock or stock unit awards intended to qualify as performance-based compensation under this tax rule granted to any individual in any calendar year is                                     shares, and no more than two times this amount in the first year of employment. The maximum aggregate amount of cash that may be payable under cash-based awards intended to qualify as performance-based compensation under this tax rule granted to any individual in any calendar year is $            .

Other Plan Features

        Under the 2013 Stock Plan:

  •
  Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution, provided, however, that an incentive stock option may be transferred or assigned only to the extent consistent with Section 422 of the Internal Revenue Code.

  •
  Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Any outside director who was not previously an employee and who first joins our board of directors on or after the effective date of the 2013 Stock Plan, will be automatically granted an initial nonstatutory option to purchase a number of shares of our common stock determined by dividing $            by the per share fair value of an option (as determined based upon the Black-Scholes or other valuation method use for financial reporting purposes and as calculated on the date of grant), upon first becoming a member of our board of directors. The initial option will vest and become exercisable over                                     years in equal annual installments. The initial option will also vest if the outside director is not re-elected after standing for re-election, or if a change in control occurs during the outside director's service. On the first business day after each of our regularly scheduled annual meetings of stockholders, each outside director who was not elected to the board of directors for the first time at such meeting and who will continue serving as a member of the board of directors thereafter will be automatically granted an option to purchase a number of shares of our common stock determined by dividing $            by the per share fair market value of an option (as determined based upon the Black-Scholes or other valuation method used for financial reporting purposes and as calculated on the date of grant), provided that the outside director has served on our board of directors for at least six months. Each annual option will vest and become exercisable on the first anniversary of the date of grant, or immediately prior to the next regular annual meeting of our stockholders following the date of grant if the meeting occurs prior to the first anniversary date. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if we are subject to a change of control. In addition, such options will terminate on the earlier of (i) the day before the tenth anniversary of the date of grant or (ii) the date 12 months after the termination of the outside director's termination of service for any reason.

  •
  In the event of a recapitalization, stock split or similar capital transaction, our compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2013 Stock Plan, the limitations regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

  •
  If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Such agreement will provide for (i) the continuation of the outstanding awards by us, if we a surviving corporation, (ii) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (iii) immediate vesting, exercisability and settlement of the outstanding awards followed by their cancellation, or (iv) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards.

  •
  The administrator of the 2013 Stock Plan may modify, extend or renew outstanding awards or may accept the cancellation of outstanding awards (to the extent not previously exercised), whether or not granted under the 2013 Stock Plan, in return for the grant of new awards for the same or a different number of shares and at the same or a different exercise price, or in return for the grant of a different award for the same or a different number of shares, all without stockholder approval. However, no modification of an award shall, without the consent of the individual participant, materially impair his or her rights or obligations under such award.

  •
  Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent. No incentive stock option may be granted after the tenth anniversary of the earlier of (i) the date the 2013 Stock Plan was adopted by our board of directors, or (ii) the date the plan was approved by our stockholders.

2013 Employee Stock Purchase Plan

        General—Our board of directors adopted the Employee Stock Purchase Plan, or ESPP, in                                    2013, to be effective on the date on which the initial public offering is effective. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and the purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of our Company by purchasing common stock from us at favorable terms and to pay for their purchases through payroll deductions. Our board of directors believes that establishing an ESPP will enable us to attract, retain and motivate valued employees. A total of                                    shares of common stock will initially be reserved for issuance under the ESPP plus an annual increase beginning in the fiscal year that begins January 1, 2014. The annual increase will equal the least of (i)                                     shares, (ii)                                      percent (        %) of the outstanding shares of stock on such date, or (iii) such lesser amount the board of directors determines. No annual increase shall be added more than ten years after the ESPP's effective date.

        Administration—Except as noted below, our ESPP will be administered by a committee of our board of directors. The committee will have full power and authority, subject to the provisions of the ESPP, necessary for the proper administration of the plan. The committee may adopt such rules, guidelines and forms as it deems appropriate to implement the ESPP, including sub-plans, which the committee may establish for the purpose of facilitating participation by non-US employees and compliance with foreign laws. Our board of directors may, in its sole discretion, at any time, resolve to administer the ESPP.

        Eligibility—Each of our employees and of each present or future subsidiary, as designated by the committee, whose customary employment is more than five months per calendar year and more than 20 hours per week, and who is employed on the day preceding the start of any offering period will be eligible to participate in the ESPP. The ESPP will permit an eligible employee to purchase common stock through payroll deductions (and by cash or check if permitted by the committee), which may not be less than 1% nor more than 15% of the employee's eligible compensation. No participant will be able to purchase stock under the ESPP if immediately after electing to purchase stock, the participant would own stock (including stock such employee may purchase under the ESPP or other outstanding options) representing 5% or more of the total combined voting power or value of all classes of our or any parent or subsidiary company's stock. No participant will be able to purchase more than such number of shares as may be determined by the committee with respect to a single offering period, or purchase period, if applicable. In addition, no participant is permitted to accrue, under the ESPP and all similar purchase plans of ours or of our parent or subsidiary companies, a right to purchase shares of our stock having a fair market value in excess of $25,000 (determined at the time the right is granted) for each calendar year. Participants will be able to withdraw their accumulated payroll deductions prior to the end of the offering period, or purchase period, if applicable, in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment with us.

        Offering Periods and Purchase Price—Our ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, except as noted below, the committee may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, i.e., the purchase date, accumulated payroll deductions will be used to purchase common stock for employees participating in the offering.

        The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than the lesser of (i) 85% of the fair market value per share of our common stock on the purchase date, or (ii) 85% of the fair market value per share of our common stock on the last trading day preceding offering date (or, in the case of an offering period that commences on the initial public offering of our stock, 85% of the price at which one share is offered to the public). The committee will determine the purchase period and the purchase price of shares that may be purchased pursuant to each offering.

        Reset Feature—The committee may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period, which will begin on the next day following such purchase date.

        Changes to Capital Structure—In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the ESPP, (b) the individual and aggregate participant share limitations described in the ESPP and (c) the price of shares that any participant has elected to purchase.

        Corporate Reorganization—Immediately before a corporate reorganization such as a merger or sale of substantially all of the Company, the offering period and any purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the ESPP is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

        Amendment and Termination—Our board of directors will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation that will be in effect contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by the General Corporation Law of the State of Delaware, or the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors, in each case to the fullest extent permitted by the DGCL. Our bylaws also provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. We have entered into agreements to indemnify our directors and expect to continue to enter into agreements to indemnify all of our directors. Prior to the closing of the offering, we plan to amend and restate our indemnification agreements with our directors and enter into similar agreements with each of our officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

2012 Director Compensation

        Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. Except for grants of restricted shares to Dr. Rastetter and Ms. Burow in 2009 for services rendered in connection with their status as our Co-Founders (and, in Dr. Rastetter's case, an option grant in 2010 for his service as Acting Chief Executive Officer until November 2010), as well as their ongoing service as directors, the members of the board of directors have not received options to purchase common stock or any other equity compensation for their services as members of our board of directors or any committee of our board of directors. However, we intend to review and consider future proposals regarding board compensation. We reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board and committee meetings.

        Following this offering, our directors will be eligible to receive the automatic stock option grants under our 2013 Stock Plan, as described in the section above entitled "—Employee Benefit Plans—2013 Stock Incentive Plan."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed above under the section entitled "Management," the following is a description of transactions since January 1, 2010 to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest. We believe the terms obtained or consideration we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated parties.

Sales of Common, Series A and Series B Preferred Stock and Warrants

        On June 29, 2011, we sold an aggregate of 11,811,778 shares of Series A preferred stock and warrants to purchase shares of common stock, at a price per share of $0.70, for an aggregate purchase price of $8,268,245. In December 2011, we closed a supplemental sale of 599,999 shares of Series A preferred stock and warrants to purchase shares of common stock, at a price per share of $0.70, for an aggregate purchase price of $419,999. The warrants were exercisable at a per share exercise price of $0.01 per share, subject to adjustment. Warrants to purchase an aggregate of 3,543,528 shares of common stock were issued in connection with the June 29, 2011 closing, and warrants to purchase an aggregate of 179,999 shares of common stock were subsequently issued and promptly exercised in connection with the December 2011 closing. All warrants have subsequently been exercised and none are currently outstanding.

        In February and March 2012, respectively, we sold (i) an aggregate of 11,584,088 shares of Series B preferred stock, at a price per share of $1.03, for an aggregate purchase price of $11,931,611, and (ii) an additional 773,473 shares of Series B preferred stock, at a price per share of $1.03, for an aggregate purchase price of $796,677. In February 2013, we sold an aggregate of 12,357,561 shares of Series B preferred stock, at a price per share of $1.03, for an aggregate purchase price of $12,728,288. In March 2013, we sold an aggregate of 8,238,377 shares of Series B preferred stock, at a price per share of $1.03, for an aggregate purchase price of $8,485,528.

        Each outstanding share of our Series A preferred stock and our Series B preferred stock is convertible into one share of our common stock upon the completion of this offering.

        The following table summarizes purchases of our common stock, Series A preferred stock and Series B preferred stock, and warrants to purchase common stock since January 1, 2010 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities.

			Preferred Stock
						Aggregate Purchase Price
Purchasers	Common Stock		Series A	Series B	Warrants
Executive Officers and Directors:
Faheem Hasnain	4,025,947	(1)	357,142	—	107,142	$332,453
Sheila Gujrathi, M.D.	1,254,960	(2)	100,000	—	30,000	$119,298
Robert J. Peach, Ph.D.	397,252	(2)	50,000	—	15,000	$49,877
Marcus F. Boehm, Ph.D.	410,662	(2)	94,700	—	28,410	$81,301
Chrysa Mineo	544,941	(2)	50,267	—	15,080	$50,110
James R. Schmidt, CPA	345,345	(2)	—	—	—	$10,140
William H. Rastetter, Ph.D.	102,051	(3)	281,500	502,720	84,450	$716,048
5% Stockholders:
ARCH Venture Fund VII, L.P.	857,142	(5)	2,857,143	5,102,426	857,142	$7,264,070
Flagship Ventures Fund 2007, L.P.	857,142	(5)	2,857,143	4,131,552	857,142	$6,264,070
Lilly Ventures Fund I, LLC	857,142	(5)	2,857,143	5,040,221	857,142	$7,199,999
Polaris Venture Partners VI, L.P.(4)	—		—	7,766,989	—	$8,000,000
Venrock Associates V, L.P.(4)	857,142	(5)	2,857,143	4,131,552	857,142	$6,264,070

(1)
Consists of: (i) 3,768,515 shares of restricted common stock issued to Mr. Hasnain subject to a restricted stock issuance agreement dated November 19, 2010; (ii) 150,290 shares acquired upon the early-exercise of stock options; and (iii) 107,142 shares acquired upon the exercise of warrants. See "Executive Compensation" for additional information regarding the shares described in clauses (i) and (ii).

(2)
Includes: (i) shares acquired upon the early-exercise of stock options; and (ii) shares acquired upon the exercise of warrants. See "Executive Compensation" for additional information regarding the shares described in clause (i).

(3)
Consists of: (i) 84,450 shares acquired upon the exercise of warrants; and (ii) 17,601 shares of common stock issued to Dr. Rastetter upon exercise of a nonstatutory stock option pursuant to an option agreement dated June 2, 2010. Until such time as the shares vest, the shares are subject to repurchase by us following the termination of his service to us at a purchase price equal to $0.02 per share. An aggregate of 15,156 shares were vested as of April 12, 2013. The agreement also imposes restrictions on the transfer of the stock.

(4)
Includes securities purchased by affiliates of the stockholder listed in the table.

(5)
Represents shares of common stock acquired upon the exercise of warrants.

Director Affiliations

        Some of our directors are affiliated with and serve on our board of directors as representatives of entities which beneficially own 5% or more of our common stock, as indicated in the table below:

Director	Principal Stockholder
William H. Rastetter, Ph.D.	Venrock Associates V, L.P. and affiliates
Kristina Burow	ARCH Venture Fund VII, L.P. and affiliate
Doug Cole, M.D.	Flagship Ventures Fund 2007, L.P.
Amir Nashat, Sc.D.	Polaris Venture Partners VI, L.P. and affiliate
S. Edward Torres	Lilly Ventures Fund I, LLC

Third Amended and Restated Investors' Rights Agreement

        We are party to a third amended and restated investors' rights agreement with certain holders of our outstanding Series A preferred stock and Series B preferred stock, including our executive officers, certain of our directors and entities with which certain of our directors are affiliated. This agreement provides that the holders of common stock issuable upon conversion of our preferred stock or exercise of our warrants to purchase common stock or any other common stock acquired have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. With respect to this offering, the registration rights have been validly waived. In addition to the registration rights, the investors' rights agreement provides for certain information rights, board observer rights and rights of first offer if we propose to offer or sell any new equity securities. The provisions of the investors' rights agreement, other than those relating to registration rights, will terminate upon completion of this offering. See "Description of Capital Stock—Investors' Rights Agreement" for additional information.

Third Amended and Restated Right of First Refusal and Co-Sale Agreement

        We have entered into a third amended and restated right of first refusal and co-sale agreement with certain holders of our Series A preferred stock and our Series B preferred stock, including our executive officers, certain of our directors and entities with which certain of our directors are affiliated. This agreement provides the holders of preferred stock a right of purchase and of co-sale in respect of sales of shares of capital stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

Third Amended and Restated Voting Agreement

        We have entered into a third amended and restated voting agreement with certain holders of our Series A preferred stock and our Series B preferred stock, including certain of our executive officers, certain of our directors and entities with which certain of our directors are affiliated. This agreement contains provisions regarding voting and size of our board of directors, board composition and removal rights, and drag-along sale rights. The voting agreement will terminate upon the closing of this offering. See "Management—Voting Arrangements" for additional information.

Management Rights

        In connection with our sale of Series A preferred stock and Series B preferred stock to our investors, we are party to management rights letters with certain purchasers of our preferred stock, including entities affiliated with ARCH Venture Partners, Flagship Ventures and Polaris Ventures, pursuant to which such entities were granted certain management rights, including the right to consult with our management on significant business issues, attend board of directors meetings and receive board materials, review our financial data and operating plans, examine our books and records and inspect our facilities. These management rights will terminate upon the completion of this offering.

Participation in Offering

        Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Consulting Agreements

        On May 11, 2009, we entered into a consulting agreement with William H. Rastetter, who previously served as our chief executive officer and who currently serves as chairman of our board of directors. Pursuant to such agreement, Dr. Rastetter provided consulting services with respect to management, direction, and research and development activities as requested from time to time. Pursuant to the agreement, he was previously issued 500,000 shares of our common stock, subject to a restricted stock issuance agreement dated July 30, 2009. Until such time as the shares vest (as described below), the shares are subject to repurchase by us following the termination of his service at a purchase price equal to $0.01 per share. The shares vest over a four-year period, and an aggregate of 489,583 shares were vested as of April 12, 2013, subject to acceleration of vesting in connection with certain corporate or change of control transactions. The agreement also imposes restrictions on the transfer of the restricted stock. This consulting agreement was terminated on February 3, 2013, although restricted shares held by Dr. Rastetter will continue to vest for as long as he serves on our board of directors.

        We also entered into consulting agreements with founders Edward Roberts, Hugh Rosen and Raymond Stevens in May 2009. The first two of these agreements were amended and restated effective January 1, 2013, and the third of these agreements was modified pursuant to an understanding between the parties. Under the terms of these agreements, these founders serve in an advisory capacity with respect to our research and development activities, but they do not serve as a director or executive officer and collectively they beneficially own less than 3% of our outstanding capital stock. As compensation for services provided, the founders originally received (i) an aggregate quarterly consulting fee of $51,000, (ii) an aggregate of 1,500,000 shares of our common stock, subject to certain vesting restrictions, and (iii) options to acquire an aggregate of 750,000 shares of common stock, subject to certain performance-based criteria. Effective July 1, 2012, the quarterly compensation under certain of the consulting agreements with the founders have been revised. The aggregate quarterly consulting fee is $33,000, effective July 1, 2012.

Stock Options Granted to Executive Officers and Directors

        We have granted stock options to our executive officers and directors, as more fully described "Executive Compensation." In addition, since December 31, 2012, we granted an option to purchase shares of our common stock to incoming Chief Financial Officer, Graham Cooper, as an inducement grant in connection with his commencement of employment. On February 15, 2013, Mr. Cooper was granted an option to purchase an aggregate of 1,100,000 shares, at $0.68 per share, which our board of directors determined to constitute at least 100% of the current fair market value of our common stock on the grant date. A portion of the option has time-based vesting and a portion of the option is performance-based: (i) 800,000 shares vest 25% on the one-year anniversary of February 7, 2013 and 1/48th of the shares each month thereafter for the remaining three years; and (ii) 300,000 of the shares will vest subject to the fulfillment of a milestone event consisting of the dosing of the first patient in our first clinical trial for a product candidate where the FDA (or foreign equivalent) would recognize such a clinical trial, assuming successful completion, as a pivotal study for a product candidate for submission of a New Drug Application or a Biologics License Application, and any Phase 3 clinical study will be presumed to satisfy this requirement. The shares shall vest 25% immediately upon the achievement of the milestone and 1/48th of the shares each month thereafter for three years, not to exceed February 7, 2018 (assuming achievement of the milestone), at which time any of such shares remaining unvested will vest. The option is subject to vesting acceleration in the event of certain termination, corporate or change of control transactions, as further described above under "Executive Compensation—2012 Outstanding Equity Awards at Fiscal Year-End—Vesting Acceleration."

        In addition to the foregoing, stock options to purchase an aggregate of 102,800 shares of common stock were granted on February 15, 2013 to non-executive officer employees and consultants, and stock options to purchase an aggregate of 152,300 shares of common stock were granted on April 11, 2013 to non-executive officer employees.

Indemnification Agreements

        We have entered into indemnification agreements with our directors. We plan to amend and restate these agreements and to enter into similar indemnification agreements with our officers prior to the closing of the offering. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law. See "Management—Limitation on Liability and Indemnification Matters."

Related Party Transaction Policy

        We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

        Although we have not had a written policy for the review and approval of transactions with related persons prior to April 2013, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director's or officer's relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to us and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the number of shares of common stock beneficially owned on April 12, 2013, and immediately following consummation of this offering, by:

  •
  Each person who is known by us to beneficially own 5% or more of our common stock;

  •
  Each of our named executive officers and directors; and

  •
  All of our executive officers and directors as a group.

        We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership prior to the offering is based on 93,035,280 shares of common stock outstanding at April 12, 2013, and assumes (i) the conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into common stock and (ii) the effectiveness of our amended and restated certificate of incorporation that will implement a reverse stock split of our common stock immediately prior to the closing of this offering, but does not reflect the exercise of any options to purchase common stock. Shares beneficially owned include restricted shares of common stock acquired by executives upon the early exercise of stock options granted under our 2008 Stock Plan, as well as shares of restricted stock issued outside of such Plan, for which we have a right of repurchase if the executive terminates employment before the shares have vested. Applicable percentage ownership after the offering assumes that                 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock underlying options held by that person that are currently exercisable or will become exercisable within 60 days of April 12, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, ownership includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Unless otherwise noted, shares are owned of record and beneficially by the named person or entity.

        Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $            million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by these entities.

        Except as otherwise set forth in footnotes to the table below, the address of each of the persons listed below is 10835 Road to the Cure, Suite 205, San Diego, California 92121.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to this Offering	After this Offering
Executive Officers and Directors:
Faheem Hasnain(1)	4,383,089	4.7%
Sheila Gujrathi, M.D.(2)	1,354,960	1.5%
Robert J. Peach, Ph.D.(3)	1,247,252	1.3%
William H. Rastetter, Ph.D.(4)	1,956,062	2.1%
Kristina Burow(5)(10)	100,000	*
Doug Cole, M.D.(6)	—	—
Amir Nashat, Sc.D.(7)	7,766,989	8.3%
S. Edward Torres(8)	14,537,652	15.6%
All Executive Officers and Directors as a group (12 persons)(9)	34,327,799	36.9%
5% Stockholders:
ARCH Venture Fund VII, L.P.(10)	14,599,857	15.7%
Flagship Ventures Fund 2007, L.P.(6)	13,628,983	14.6%
Lilly Ventures Fund I, LLC(8)	14,537,652	15.6%
Polaris Venture Partners VI, L.P.(7)	7,766,989	8.3%
Venrock Associates V, L.P.(11)	13,628,983	14.6%

*
Represents beneficial ownership of less than one percent.

(1)
Consists of: (i) 4,025,947 shares of common stock; and (ii) an aggregate of 357,142 shares of common stock issuable upon conversion of shares of Series A preferred stock.

(2)
Consists of: (i) 1,254,960 shares of common stock; and (ii) an aggregate of 100,000 shares of common stock issuable upon conversion of shares of Series A preferred stock.

(3)
Consists of: (i) 1,197,252 shares of common stock; and (ii) an aggregate of 50,000 shares of common stock issuable upon conversion of shares of Series A preferred stock.

(4)
Includes the following shares held by Dr. Rastetter: (i) 602,051 shares of common stock; and (ii) an aggregate of 1,354,011 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock.

(5)
Consists of 100,000 shares of common stock held by Ms. Burow.

(6)
The ownership of Flagship Ventures Fund 2007, L.P. ("Flagship Fund") consists of: (i) 857,142 shares of common stock; and (ii) an aggregate of 12,771,841 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock. The general partner of Flagship Fund is Flagship Ventures 2007 General Partner LLC ("Flagship GP"), and the managing members of Flagship GP are Noubar B. Afeyan and Edwin M. Kania, Jr. Messrs. Afeyan and Kania have voting and investment control over the shares held by Flagship Fund and may be deemed to be the beneficial owners of such shares. Doug Cole, a member of our board of directors, is a general partner of Flagship Fund and does not have voting or investment control over such shares. The mailing address of the beneficial owner is One Memorial Drive, 7th Floor, Cambridge, MA 02142.

(7)
The ownership of Polaris Venture Partners VI, L.P. ("Polaris Ventures") consists of: (i) an aggregate of 7,326,733 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Polaris Ventures; and (ii) an aggregate of 440,256 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Polaris Venture Partners Founders' Fund VI, L.P. ("Polaris Fund"). The general partner of Polaris Ventures and Polaris Fund is Polaris Venture Management Co. VI, LLC ("Polaris Management"), and Polaris Management has sole voting and investment power over such shares. Polaris Management disclaims beneficial ownership of all such shares, except to the extent of any pecuniary interest therein. Director Amir Nashat is one of six members of Polaris Management. He has shared voting and investment power over such shares and may be deemed the indirect beneficial owner of such shares. Dr. Nashat disclaims beneficial ownership over such shares, except to the extent of any pecuniary interest therein. The members of North Star Venture Management 2010 LLC are also members of Polaris Management, and as members of the general partner, they may be deemed to share voting and investment power over such shares. The principles of North Star Venture Management 2010 LLC disclaim beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein. The mailing address of the beneficial owner is 1000 Winter Street, Suite 3350, Waltham, MA 02451.

(8)
The ownership of Lilly Ventures Fund I, LLC ("Lilly") consists of: (i) 857,142 shares of common stock; and (ii) an aggregate of 13,680,510 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock. Director S. Edward Torres is a non-managing member of Lilly and has shared voting and shared investment power over such shares, and may be deemed the indirect beneficial owner of such shares. Mr. Torres disclaims beneficial ownership over such shares, except to the extent of any pecuniary interest therein. The mailing address of the beneficial owner is 115 W. Washington Street, Suite 1680-South, Indianapolis, IN 46204.

(9)
Consists of: (i) 10,768,700 shares of common stock; and (ii) an aggregate of 23,599,099 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock.

(10)
The ownership of ARCH Venture Fund VII, L.P. ("ARCH Fund VII") consists of: (i) 857,142 shares of common stock held by ARCH Fund VII; (ii) an aggregate of 973,168 shares of common stock issuable upon conversion of shares of Series A preferred stock held by ARCH Venture Fund VI, L.P. ("ARCH Fund VI"); and (iii) 12,769,547 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock held by ARCH Fund VII. The sole general partner of ARCH Fund VI is ARCH Venture Partners VI, L.P. ("ARCH Partners VI"), which may be deemed to beneficially own the shares held by ARCH Fund VI. The sole general partner of ARCH Partners VI is ARCH Venture Partners VI, LLC ("ARCH VI LLC"), which may be deemed to beneficially own the shares held by ARCH Fund VI. ARCH Partners VI and ARCH VI LLC disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The sole general partner of ARCH Fund VII is ARCH Venture Partners VII, L.P. ("ARCH Partners VII"), which may be deemed to be the beneficial owner of the shares held by ARCH Fund VII. The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC ("ARCH VII LLC"), which may be deemed to be the beneficial owner of the shares held by ARCH Fund VII. ARCH Partners VII and ARCH VII LLC disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of ARCH VI LLC and ARCH VII LLC are Keith Crandell, Clinton Bybee and Robert Nelsen, and they may be deemed to beneficially own the shares held by ARCH Fund VI and ARCH Fund VII. Messrs. Crandell, Bybee and Nelsen disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Director Kristina Burow owns an interest in ARCH Partners VI and ARCH Partners VII but does not have voting or investment control over the shares held by ARCH Fund VI or ARCH Fund VII. The mailing address of the beneficial owner is 8725 West Higgins Road, Suite 290, Chicago, IL 60631.

(11)
The ownership of Venrock Associates V, L.P. ("Venrock Associates") consists of: (i) 773,400 shares of common stock held by Venrock Associates; (ii) 65,571 shares of common stock held by Venrock Partners V, L.P. ("Venrock Partners"); and (iii) 18,171 shares of common stock held by Venrock Entrepreneurs Fund V, L.P. ("Venrock Entrepreneurs"); (iv) an aggregate of 11,524,032 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock held by Venrock Associates; (v) an aggregate of 977,046 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock held by Venrock Partners; (vi) an aggregate of 270,763 shares of common stock issuable upon conversion of shares of Series A preferred stock and Series B preferred stock held by Venrock Entrepreneurs. The sole general partner of Venrock Associates is Venrock Management V, LLC ("Venrock Management V"). The sole general partner of Venrock Partners is Venrock Partners Management V, LLC ("Venrock Partners Management V"). The sole general partner of Venrock Entrepreneurs is VEF Management V, LLC ("VEF"). Venrock Management V, Venrock Partners Management V and VEF disclaim beneficial ownership over all shares held by Venrock Associates, Venrock Partners and Venrock Entrepreneurs, except to the extent of any pecuniary interest therein. Director William H. Rastetter was formerly a partner of Venrock Associates but does not have voting or investment control over the shares held by the Venrock entities. Mr. Rastetter has an indirect pecuniary interest in the investment held by the Venrock entities and expressly disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein. The mailing address of the beneficial owner is 3340 Hillview Avenue, Palo Alto, CA 94304.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

        Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

  •
  200,000,000 shares will be designated as common stock; and

  •
  10,000,000 shares will be designated as preferred stock.

        Upon completion of this offering, all outstanding Series A preferred stock and Series B preferred stock will be converted into common stock. As of April 12, 2013, we had outstanding 39,375,697 shares of Series A preferred stock and 32,953,499 shares of Series B preferred stock (which are convertible into an aggregate of 72,329,196 shares of common stock assuming the conversion immediately prior to the closing of this offering) and 20,706,084 shares of common stock, held of record by 73 stockholders. In addition, as of April 12, 2013, 1,794,005 shares of our common stock were subject to outstanding options. There are no outstanding warrants to purchase common stock. For more information on our capitalization, see "Capitalization."

Common Stock

        Pursuant to our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon our liquidation, dissolution or winding-up, subject to the rights, if any, of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

        The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Third Amended and Restated Investors' Rights Agreement

        Upon completion of this offering, the holders of an aggregate of 77,523,607 shares of our common stock that was issued or is issuable upon the conversion of our Series A preferred stock and our Series B preferred stock, assuming the conversion is effective immediately prior to the closing of this offering, or other shares of common stock held by the holders or their transferees, will be entitled to the rights described below with respect to registration of the resale of such shares under the Securities Act pursuant to the third amended and restated investors' rights agreement by and among us and certain of our stockholders dated February 3, 2012.

        Registration of shares of common stock in response to the exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

        The registration rights terminate upon the earlier of the fifth anniversary of this offering, the occurrence of a deemed liquidation event (as such term is defined in our certificate of incorporation), or with respect to the registration rights of an individual holder, when such holder can sell all of such holder's registrable securities in any 90-day period without registration, in compliance with Rule 144 of the Securities Act.

        Demand registration rights—If, at any time beginning 180 days after the consummation of this offering, the holders of not less than 60% of the outstanding registrable securities issued or issuable upon the conversion of our Series A preferred stock and Series B preferred stock request in writing that we file a Form S-1 registration statement with respect to the registrable securities then outstanding, we may be required to register their shares, subject to certain exceptions. We are only obligated to effect two such registrations in response to these demand registration rights of the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 45 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

        Piggyback registration rights—If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

        Form S-3 registration rights—The holders of outstanding registrable securities issued or issuable upon conversion of our Series A preferred stock or Series B preferred stock may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $2,000,000, subject to certain exceptions. We are only obligated to effect two such registrations in any 12-month period in response to these Form S-3 registration rights.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

        Certificate of Incorporation and Bylaws—Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

  •
  divide our board of directors into three classes, each serving staggered, three-year terms;

  •
  authorize the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, or the chief executive officer;

  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

  •
  provide that directors may be removed only for cause;

  •
  establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine;

  •
  require the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors to amend, alter, change or repeal our bylaws; and

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

        Delaware anti-takeover statute—We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, (i) a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the "interested stockholder" and (ii) an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

        The provisions of DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                                    . The transfer agent's address is                                    .

Listing

        We have applied to list our common stock on the NASDAQ Global Market under the symbol "RCPT."

 CERTAIN MATERIAL UNITED STATES INCOME TAX
CONSIDERATIONS TO NON US HOLDERS

        The following is a summary of certain material US federal income tax consequences applicable to non-US holders (as defined below) with respect to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in US federal income tax consequences different from those set forth below.

        This summary does not address the tax considerations arising under the laws of any US state or local jurisdiction or any non-US jurisdiction or under US federal gift and estate tax laws or the potential application of the Medicare Contribution tax. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  "controlled foreign corporations," or "passive foreign investment companies," each as defined for US federal income tax purposes;

  •
  partnerships or entities classified as partnerships for US federal income tax purposes, or any investors in such entities;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the US;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

        If a partnership or entity classified as a partnership for US federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the US federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the US federal estate or gift tax rules or under the laws of any US state or local or any non-US or other taxing jurisdiction or under any applicable tax treaty.

Non-US Holder Defined

        For purposes of this discussion, you are a non-US holder if you are a beneficial owner of our common stock (other than a partnership or entity classified as a partnership for US federal income tax purposes) that is not:

  •
  an individual citizen or resident of the US;

  •
  a corporation or other entity taxable as a corporation for US federal income tax purposes created or organized in the US or under the laws of the US or any political subdivision thereof;

  •
  an estate whose income is subject to US federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a US person.

Distributions

        If we make distributions on our common stock, those payments will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. Any excess will be treated as gain from the sale or other disposition of the common stock and will be treated as described below under "—Gain on Disposition of Common Stock."

        Any dividend paid to you generally will be subject to US withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with your conduct of a US trade or business, as discussed below. In order to receive a reduced treaty rate, you must provide us or the relevant paying agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 prior to the distribution date properly certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a US trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the US) generally will be subject to US federal income tax at the same graduated rates applicable to US persons, net of certain deductions and credits. In addition, if you are a corporate non-US holder, dividends you receive that are effectively connected with your conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in your gross income generally will be exempt from withholding tax if you provide us or the relevant paying agent with an IRS Form W-8ECI or other applicable IRS Form W-8 prior to the distribution date properly certifying such exemption.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        Subject to the discussion below under "Foreign Account Tax Compliance," you generally will not be required to pay US federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a US trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the US), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates, and if you are a non-US holder that is a corporation, you may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

  •
  you are an individual who is present in the US for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses (even though you are not considered a resident of the US) subject to applicable income tax or other treaties providing otherwise; or

  •
  our common stock constitutes a US real property interest by reason of our status as a "US real property holding corporation" for US federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. In general, a corporation is a USRPHC if the fair market value of its US real property interests (as defined in the Internal Revenue Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide (US and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our US real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a US real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-US status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the relevant paying agent has actual knowledge, or reason to know, that you are a US person. Payment of the proceeds from a disposition of our common stock by a non-US holder effected through a non-US office of a non-US broker generally will not be subject to information reporting or backup withholding if the payment is not received in the US. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the US unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-US holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax; rather, the US income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

        Recently enacted federal legislation generally imposes a 30% US withholding tax on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to (i) a "foreign financial institution" (as specifically defined in this new legislation) unless such institution enters into an agreement with the US Treasury to collect and disclose information regarding US account holders of such institution (including certain account holders that are foreign entities with US owners) and (ii) a non-financial foreign entity unless such entity provides the payor with a certification identifying the substantial US owners of the entity, which generally includes any US person who directly or indirectly owns more than 10% of the entity. Implementing regulations provide that this withholding tax applies to dividends paid after December 31, 2013, and gross proceeds from sales or other dispositions of our common stock after December 31, 2016. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

        Each prospective investor should consult its own tax advisor regarding the particular US federal, state and local and non-US tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the completion of this offering a total of                                    shares of common stock will be outstanding, assuming that there are no exercises of options after                                    , 2013. Of these shares, all shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	88,674,654

        The above table (i) assumes the conversion of all outstanding shares of Series A and Series B preferred stock effective immediately prior to the completion of this offering and (ii) excludes 4,360,626 shares of our common stock that are unvested and subject to repurchase by us. In addition, of the shares of our common stock that were subject to stock options outstanding as of April 12, 2013, options to purchase an aggregate of 214,090 shares of common stock were vested as of April 12, 2013 and will be eligible for sale at various times beginning more than 180 days following the effective date of this offering.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        In connection with this offering we and our officers, directors and substantially all of our equity holders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Swann LLC. These agreements do not apply to the issuance by us of shares under any existing employee benefit plans.

Registration Rights

        Upon completion of this offering, certain holders of our outstanding Series A preferred stock and Series B preferred stock will be entitled to various rights with respect to the registration under the Securities Act of shares of our common stock issuable upon conversion of our preferred stock or exercise of our warrants to purchase common stock or any other common stock acquired by such holder. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Investors' Rights Agreement" for additional information.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , 2013, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Leerink Swann LLC are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Leerink Swann LLC
BMO Capital Markets Corp.
Wedbush Securities Inc.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of                                    additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $            per share. After the initial public offering the representatives may change the public offering price and selling concession.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered pursuant to this prospectus. The underwriters will receive an underwriting discount of $            per share on any sales to such potential investors.

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position or (iv) file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Swann LLC, for 180 days after the date of this prospectus.

        Our executive officers, our directors and substantially all of our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Leerink Swann LLC, for a period of 180 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list of our common stock on the NASDAQ Global Market under the symbol "RCPT."

        Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the general condition of the securities markets;

  •
  market conditions for initial public offerings;

  •
  the market for securities of companies in businesses similar to ours;

  •
  the history and prospects for our business;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations and earnings and our current financial position;

  •
  an assessment of our management; and

  •
  other information included in this prospectus and otherwise available to the underwriters.

        We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may in the future provide financial advisory or investment banking services to us from time to time for which they expect to receive customary compensation and expense reimbursement.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant

Implementation Date"), shares of our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

        In addition, each underwriter:

  (a)
  has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under "Resale Restrictions;" and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of our common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase our common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased our common stock with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California. Cooley LLP, San Diego, California is representing the underwriters in this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

RECEPTOS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Receptos, Inc.

        We have audited the accompanying consolidated balance sheets of Receptos, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Receptos, Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception resulting in an accumulated deficit of $47.6 million, has negative cash flows from operating activities and only has working capital of $0.1 million. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The December 31, 2012 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
San Diego, California February 11, 2013

RECEPTOS, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
			Pro Forma December 31, 2012
	2011	2012
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,336	$5,427	$5,453
Prepaid expenses and other current assets	424	786

Total current assets	11,760	6,213
Property and equipment, net	991	549
Other assets	148	141

Total assets	$12,899	$6,903

Liabilities, convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$462	$1,019
Accrued payroll	812	1,028
Accrued expenses	1,483	1,682
Repurchase liability for unvested restricted stock awards	95	188
Current portion of deferred revenue	3,736	2,225

Total current liabilities	6,588	6,142
Deferred revenue, less current portion	1,417	700
Deferred rent	201	228

Total liabilities	8,206	7,070
Series A convertible preferred stock, $0.001 par value; 49,973,740 and 39,375,697 shares authorized at December 31, 2011 and 2012; 39,375,697 shares issued and outstanding at December 31, 2011 and 2012; liquidation preference of $27,563 at December 31, 2011 and 2012; no shares issued and outstanding, pro forma (unaudited)	27,260	27,260	—
Series B convertible preferred stock, $0.001 par value; no shares and 48,543,700 shares authorized at December 31, 2011 and 2012; 0 and 12,357,561 shares issued and outstanding at December 31, 2011 and 2012; liquidation preference of $0 and $12,728 at December 31, 2011 and 2012; no shares issued and outstanding, pro forma (unaudited)	—	12,556	—
Stockholders' deficit:
Common stock, $0.001 par value; 113,532,927 shares authorized, 13,045,132 and 18,127,993 shares issued and outstanding at December 31, 2011 and 2012; 72,432,677 shares issued and outstanding, pro forma (unaudited)	13	18	72
Additional paid-in capital	7,299	7,588	47,376
Accumulated deficit	(29,879)	(47,589)	(47,589)

Total stockholders' deficit	(22,567)	(39,983)	$(141)

Total liabilities, convertible preferred stock and stockholders' deficit	$12,899	$6,903

See accompanying notes to consolidated financial statements.

RECEPTOS, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year ended December 31,
	2011	2012
Collaborative revenue	$9,232	$8,647
Operating expenses:
Research and development	12,803	22,927
General and administrative	2,756	3,430

Total operating expenses	15,559	26,357

Loss from operations	(6,327)	(17,710)
Other income (expense):
Interest income	7	18
Other income (expense)	210	(18)

Net loss and comprehensive loss	$(6,110)	$(17,710)

Net loss per share, basic and diluted	$(1.04)	$(1.84)

Weighted-average shares used to compute basic and diluted net loss per share	5,875,303	9,620,248

Pro forma net loss per share, basic and diluted (unaudited)		$(0.28)

Weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)		62,699,381

See accompanying notes to consolidated financial statements.

RECEPTOS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit

(In thousands)

	Series A convertible preferred stock		Series B convertible preferred stock
					Common stock
							Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2010	26,964	$18,744	—	$—	12,366	$12	$7,058	$(23,769)	$(16,699)
Issuance of series A convertible preferred stock and common stock warrants	12,412	8,516	—	—	—	—	148	—	148
Stock-based compensation expense	—	—	—	—	—	—	62	—	62
Issuance of common stock, net of repurchase liability and including vesting of stock option early exercises	—	—	—	—	540	1	10	—	11
Repurchase of unvested common stock	—	—	—	—	(54)	—	(1)	—	(1)
Issuance of common stock upon exercise of warrants	—	—	—	—	193	—	2	—	2
Vesting of restricted common stock subject to repurchase	—	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	—	—	(6,110)	(6,110)

Balance at December 31, 2011	39,376	27,260	—	—	13,045	13	7,299	(29,879)	(22,567)
Issuance of Series B convertible preferred stock	—	—	12,358	12,556	—	—	—	—	—
Issuance of common stock, net of repurchase liability and including vesting of stock option early exercises	—	—	—	—	4,124	4	39	—	43
Vesting of restricted common stock subject to repurchase	—	—	—	—	—	—	21	—	21
Stock-based compensation expense	—	—	—	—	—	—	220	—	220
Issuance of common stock upon exercise of warrants	—	—	—	—	959	1	9	—	10
Net loss	—	—	—	—				(17,710)	(17,710)

Balance at December 31, 2012	39,376	$27,260	12,358	$12,556	18,128	$18	$7,588	$(47,589)	$(39,983)

See accompanying notes to consolidated financial statements.

RECEPTOS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2011	2012
Operating activities
Net loss	$(6,110)	$(17,710)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	827	656
Deferred revenue	5,153	(2,228)
Stock-based compensation	62	220
Deferred rent	(142)	27
Change in operating assets and liabilities:
Prepaid expenses and other assets	(101)	(278)
Accounts payable and accrued expenses	1,115	679
Accrued payroll	382	216

Net cash provided by (used in) operating activities	1,186	(18,418)

Investing activities
Purchases of property and equipment	(614)	(214)

Net cash used in investing activities	(614)	(214)

Financing activities
Net proceeds from issuance of convertible preferred stock and common stock warrants	8,664	12,556
Proceeds from exercise of common stock options and common stock warrants	13	41
Proceeds from early exercises of stock options	11	126
Repurchase of unvested restricted stock	(1)	—

Net cash provided by financing activities	8,687	12,723

Net increase (decrease) in cash and cash equivalents	9,259	(5,909)
Cash and cash equivalents at beginning of period	2,077	11,336

Cash and cash equivalents at end of period	$11,336	$5,427

Supplemental disclosure of cash flow information
Accrued expenses relating to deferred initial public offering costs	$—	$77

Release of repurchase liability for stock options and restricted stock shares vested during the period	$28	$32

See accompanying notes to consolidated financial statements.

RECEPTOS, INC.

Notes to Consolidated Financial Statements

1. The Business and Summary of Significant Accounting Policies

Description of Business

        Receptos, Inc. was incorporated in the state of Delaware on September 26, 2008 under the name Receptor Pharmaceuticals, Inc. On May 11, 2009, (i) Receptor Pharmaceuticals, Inc. filed an Amended and Restated Certificate of Incorporation which, among other things, changed its name to Receptos, Inc., and (ii) pursuant to an Agreement and Plan of Merger by and among Receptos, Inc., Apoptos Acquisition Corporation (a wholly owned subsidiary of Receptos, Inc.) and Apoptos, Inc., Apoptos Acquisition Corporation merged with and into Apoptos, Inc. with Apoptos, Inc. continuing as the surviving corporation and becoming a wholly owned subsidiary of Receptos, Inc. As used in this report, unless the context suggests otherwise, "the Company" and "Receptos" mean Receptos, Inc.

        The consolidated financial statements include the accounts of Receptos, Inc. and its wholly-owned subsidiary, Apoptos, Inc. (Apoptos), which is currently inactive. All intercompany balances and transactions have been eliminated in consolidation.

        We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapeutics in immune disease for specialty markets including for Relapsing Multiple Sclerosis (RMS), Inflammatory Bowel Disease (IBD) and Eosinophilic Esophagitis (EoE). The Company commenced significant operations in 2009.

Liquidity

        The Company has incurred losses since inception and negative cash flows from operating activities. As of December 31, 2012, the Company only had working capital of $0.1 million and an accumulated deficit of $47.6 million. The Company anticipates that it will continue to incur net losses into the foreseeable future as it: (i) continues the development and commercialization of its lead drug candidate RPC1063; (ii) works to develop additional drug candidates through research and development programs; and (iii) expands its corporate infrastructure. The Company plans to continue to fund its losses from operations and capital funding needs through future debt and equity financing as well as potential additional collaborations. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations, and future prospects.

        The Company's recurring losses from operations, negative cash flows and insufficient working capital raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company may never become profitable, or if it does, it may not be able to sustain profitability on a recurring basis.

Use of Estimates

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the US (US GAAP). The preparation of the Company's consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company's consolidated financial statements and accompanying notes. The most significant estimates in

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

the Company's consolidated financial statements relate to stock options, clinical trial accruals and revenue recognition. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Unaudited Pro Forma Balance Sheet Information

        The unaudited pro forma balance sheet information in the accompanying consolidated balance sheets assumes (i) the conversion of all outstanding shares of convertible preferred stock into 51,733,258 shares of common stock and (ii) the exercise of common stock warrants to purchase 2,571,426 shares and resulting cash proceeds, as though the completion of the initial public offering, or IPO, contemplated by the prospectus had occurred on December 31, 2012. Shares of common stock issued in such IPO and any related net proceeds are excluded from such pro forma information.

Segment Reporting

        Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment operating primarily in the US.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institutions in which those deposits are held. The Company maintains cash equivalents with two financial institutions. The Company invests excess cash primarily in money market accounts. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Cash and Cash Equivalents

        The Company classifies time deposits and other investments that are highly liquid and have maturities of 90 days or less at the date of purchase as cash equivalents. The carrying amounts approximate fair value due to the short maturities of these instruments. Cash and cash equivalents include cash in readily available checking and money market accounts.

Fair Value of Financial Instruments

        The carrying amounts of all cash equivalents, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short nature of these items.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

        The valuation of assets and liabilities are subject to fair value measurements using a three tiered approach and fair value measurement is classified and disclosed by the Company in one of the following three categories:

  Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

  Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

        Cash and cash equivalents are measured at fair value on a recurring basis. As of December 31, 2011 and 2012, cash equivalents are classified within the Level 1 designation as noted above. As of December 31, 2011 and 2012, the carrying amount of cash equivalents was $10.8 million and $5.3 million, respectively, which approximates fair value and was determined based upon Level 1 inputs. Cash equivalents primarily consisted of funds held in a money market account. As of December 31, 2011 and 2012, the Company does not hold any Level 2 or Level 3 financial instruments.

Property, Equipment, Depreciation and Amortization

        The Company carries its property and equipment at cost and computes depreciation using the straight-line method over the estimated useful lives of the assets (generally three years). The Company amortizes leasehold improvements over the lease term or the useful life of the improvement, whichever is shorter (including any renewal periods that are deemed to be reasonably assured). The Company expenses repair and maintenance costs that do not improve service potential or extend economic life as incurred.

Other Assets

        Deferred IPO costs totaling $77,000 are included in other current assets at December 31, 2012. These costs represent legal and other direct costs related to the Company's efforts to raise capital through a public sale of its common stock. The Company incurred no IPO costs prior to 2012. Future costs will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO or delays such plan for more than 90 days, any costs deferred will be expensed immediately.

Long-Lived Assets

        The Company assesses the value of its long-lived assets, which include property, equipment, for impairment on an annual basis and whenever events or changes in circumstances and the undiscounted cash flows generated by those assets indicate that the carrying amount of such assets may not be recoverable. The Company had no impairments during the years ended December 31, 2011 and 2012. While the Company's current and historical operating losses and negative cash flows are indicators of impairment, management believes that future cash flows to be received support the carrying value of its long-lived assets and, accordingly, has not recognized any impairment losses through December 31, 2012.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company follows the accounting guidance on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the position.

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Revenue Recognition

        The Company enters into arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. The Company's arrangements may contain upfront payments, license fees for research and development arrangements, research and development funding and milestone payments under collaborative agreements. Each deliverable in the arrangement is evaluated to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. Revenue is recognized separately for each element when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured.

Upfront Fees

        When management determines the Company has a single unit of accounting on deliverables under its collaborative arrangements, upfront fees received for license and collaborative agreements are recognized ratably over the expected performance period under each respective arrangement. The Company's collaborations to date have had stated periods of performance; however, the agreement with Ono Pharmaceutical Co., Ltd., or Ono, contains an option whereby Ono may choose to extend the development periods. As a result, management makes its best estimate of the period over which the Company expects to fulfill its performance obligations under that agreement. Any amounts received under the agreements in advance of performance, if deemed substantive, are recorded as deferred revenue and recognized as revenue as the Company completes its performance obligations.

Collaboration Arrangements

        The Company's collaborative arrangements with Eli Lilly and Company, or Lilly, and Ortho-McNeil-Janssen Pharmaceuticals, or OMJP, were entered into prior to January 2011. These arrangements were subject to the previous accounting for multiple-element arrangements and were analyzed to determine whether the elements within the agreement could be separated or whether they must be accounted for as a single unit of accounting. Under these arrangements, management

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

determined there was not objective and reliable evidence of fair value of the undelivered element items, which for the Company is research and development activities. Consideration received was recognized under the arrangement as revenue on a straight-line basis over the estimated period of performance, which for these contracts was the contract term.

        On January 1, 2011, the Company adopted on a prospective basis new authoritative guidance for revenue recognition for multiple-element arrangements. In December 2011, the Company entered into a Collaboration Agreement with Ono which contains multiple deliverables but only one unit of accounting.

Milestones

        In January 2011, the Company adopted new authoritative guidance on revenue recognition for milestone payments related to agreements under which it has continuing performance obligations. As required under the new literature, the Company evaluates all milestones, including milestones in agreements entered into prior to January 1, 2011, at the beginning of the agreement to determine if they meet the definition of a substantive milestone. Revenue is recognized from milestone payments when earned, provided that (i) the milestone event is substantive in that it can only be achieved based in whole or in part on either the Company's performance or on the occurrence of a specific outcome resulting from the Company's performance and its achievability was not reasonably assured at the inception of the agreement, (ii) the Company does not have ongoing performance obligations related to the achievement of the milestone and (iii) it would result in the receipt of additional payments. A milestone payment is considered substantive if all of the following conditions are met: (i) the milestone payment is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone payments appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone.

        The Company's collaboration arrangements provide for payments upon the achievement of research milestones, such as providing structure solutions with candidate compounds for certain targets. Given the challenges inherent in determining high resolution structure solutions for GPCR targets, there was substantial uncertainty whether any such milestones would be achieved at the time the Company entered into these collaboration arrangements. In addition, the Company evaluated whether the research milestones met the remaining criteria to be considered substantive. As a result of its analysis, management considers most of the Company's research milestones to be substantive and, accordingly, it expects to recognize as revenue future payments received from such milestones as each milestone is achieved. For those milestones that in management's judgment did not meet the additional criteria to be considered substantive, these payments are deferred upon achievement and recognized ratably in the consolidated statements of operations and comprehensive loss over the remaining estimated period of its performance.

        The Company's collaboration agreement with Ono also provides for contingent payments to the Company for development milestones based solely upon Ono's performance, which do not meet the definition of a milestone. For such contingent amounts, as the Company will have no ongoing obligation as of this time, it expects to recognize the payments as revenue when earned under the applicable contract, provided that collection is reasonably assured.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

Deferred Revenue

        Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue.

Research and Development

        Research and development costs are expensed as incurred.

Patent Expenses

        Costs related to filing and pursuing patent applications are recorded as general and administrative expense since recoverability of such expenditures is uncertain.

Stock-Based Compensation

        The Company accounts for stock-based compensation expense related to stock options granted to employees and members of its board of directors by estimating the fair value of each stock option on the date of grant using the Black-Scholes options-pricing model net of estimated forfeitures. For awards subject to time-based vesting conditions, stock-based compensation expense is recognized using the straight-line method. In accordance with the authoritative accounting literature, options subject to both performance and time-based vesting conditions are expensed using an accelerated multiple-option approach. Under the accelerated multiple-option approach (also known as the graded-vesting method), compensation expense is recognized over the requisite service period for each separately vesting tranche of the award as though the award was in substance multiple awards, resulting in accelerated expense recognition during the earlier vesting periods.

        The Company accounts for stock options granted to non-employees, including members of the scientific advisory board, using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Comprehensive Loss

        Comprehensive loss is defined as the change in equity during a period from transactions and other events and/or circumstances from non-owner sources. For all periods presented, comprehensive loss is equal to net loss.

Net Loss Per Share

        Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common stock equivalents are comprised of convertible preferred stock, common stock warrants and options outstanding under the Company's stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

1. The Business and Summary of Significant Accounting Policies (Continued)

        Potentially dilutive securities, not included in the calculation of diluted net loss per share because to do so would be anti-dilutive, are 51,733,258 shares of convertible preferred stock outstanding.

Unaudited Pro Forma Net Loss Per Share

        The following table presents the computation of unaudited pro forma net loss per share (in thousands, except share and per share data):

Year ended December 31, 2012
Numerator
Net loss and pro forma net loss	$(17,710)

Denominator
Shares used to compute net loss per share, basic and diluted	9,620,248
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	50,507,707
Pro forma adjustment to reflect assumed weighted-average effect of exercise of common stock warrants	2,571,426

Shares used to compute pro forma net loss per share, basic and diluted	62,699,381

Pro forma net loss per share, basic and diluted	$(0.28)

Recent Accounting Pronouncements

        In June 2011, a new accounting standard was issued that changed the disclosure requirements for the presentation of other comprehensive income, or OCI, in financial statements, including the elimination of the option to present OCI in the Company's consolidated statements of convertible preferred stock and stockholders' deficit. The Company has elected to present OCI and its components in a single statement which is its consolidated statements of operations and comprehensive loss. This standard was adopted as of January 1, 2012 and the retrospective application of this standard did not have a material impact on the Company's consolidated financial statements.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Balance Sheet Details

Prepaid Expenses and Other Current Assets

        The following table summarizes major classes of prepaid expenses and other current assets (in thousands):

	December 31,
	2011	2012
Prepaid contract research	$—	$435
Prepaid maintenance agreements	67	92
Deferred IPO costs	—	77
Prepaid rent	92	69
Prepaid insurance	45	62
Prepaid other	220	51

	$424	$786

Property and Equipment

        The following table summarizes major classes of property and equipment (in thousands):

		December 31,
	Useful life
		2011	2012
Laboratory equipment	3 years	$2,796	$2,940
Computer equipment and software	3 years	179	226
Leasehold improvements	7 years	831	854

		3,806	4,020
Less accumulated depreciation and amortization		(2,815)	(3,471)

Property and equipment, net		$991	$549

        Depreciation and amortization expense was $0.8 million and $0.7 million for the years ended December 31, 2011 and 2012, respectively.

Accrued Expenses

        The following table summarizes major classes of accrued liabilities (in thousands):

	December 31,
	2011	2012
Clinical trial accrual	$781	$1,289
Accrued royalty payable	376	176
Other accrued liabilities	326	217

	$1,483	$1,682

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

3. Commitments and Contingencies

Operating Lease

        The Company's lease to rent laboratory and office space in San Diego, California commenced in March 2008 and as amended, expires in October 2014. The Company also has two options to extend the lease for successive three-year periods.

        Under the terms of the lease the Company maintains a letter of credit totaling $0.1 million which is included in other assets in the accompanying consolidated balance sheets.

        The Company recognizes minimum rent payments and escalation clauses on a straight-line basis over the lease term of March 2008 through October 2014. Rent expense for the years ended December 31, 2011 and 2012 was $0.5 million and $0.8 million, respectively. The Company accounts for the difference between the minimum lease payments and the straight-line amount as deferred rent. As of both December 31, 2011 and 2012, deferred rent was $0.2 million. The Company also pays property taxes, maintenance and insurance, in addition to rent.

        In February 2012, in connection with the closing of the Company's Series B Convertible Preferred Stock financing, a sister company of the Company's landlord purchased 1,092,233 shares of Series B Convertible Preferred Stock for cash proceeds of $1.1 million.

        The following table summarizes the Company's future minimum commitments under the Company's facility lease at December 31, 2012 (in thousands):

Rent payments
2013	$842
2014	702

$1,544

Litigation

        From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at December 31, 2012, will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

License Agreements

        The Company has license agreements with third parties that require it to make annual license maintenance payments and future payments upon the success of licensed products that include milestones and/or royalties.

        In April 2009, the Company entered into a License Agreement with The Scripps Research Institute, or TSRI, whereby the Company received (i) an exclusive worldwide license under the Licensed Patent Rights, as defined, for S1P1R modulators and (ii) a non-exclusive worldwide license to the Licensed Materials, as defined. In consideration, the Company (i) issued 134,479 and 54,570 shares

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

3. Commitments and Contingencies (Continued)

of common stock to TSRI in May and November 2009, respectively, (ii) agreed to pay a nominal annual maintenance fee, (iii) is responsible for paying royalties on annual net Sales of Licensed Product ranging between 1.5% and 2.0%, for Licensed Product until such time as the expiration of the last valid claim, (iv) is responsible for paying royalties ranging between 0.75% and 1.0%, on annual net Sales of Non-Patent Product until such time as (a) one or more generic versions of such Non-Patent Product are commercially sold and (b) the Company demonstrates to TSRI that sales of such generic products account for a specific percentage of aggregate unit sales in a calendar quarter, (v) is responsible for paying product development milestone payments not to exceed $4.4 million and (vi) is responsible for paying a percentage of any sublicense revenue payments received by the Company. In each of the years ended December 31, 2011 and 2012, consideration paid to TSRI under this agreement was $10,000. In the last quarter of 2012, with the dosing of its first patient, the Company met the first milestone under this agreement and has recorded an accrued liability of $25,000 as of December 31, 2012. Such amounts were expensed as incurred and are included in research and development in the Company's consolidated statements of operations and comprehensive loss.

        In June 2009, the Company entered into a Technology Platform License Agreement with TSRI whereby the Company received (i) an exclusive worldwide license under the Licensed Patent Rights, as defined, and (ii) a non-exclusive worldwide license under the Know-How, as defined. In consideration, the Company (i) issued 134,479 and 54,570 shares of common stock to TSRI in June and November 2009, respectively, (ii) agreed to pay a nominal annual maintenance fee beginning after June 18, 2011, which shall be credited against running royalties during the term of the Agreement, (iii) shall pay running royalties at a de minimus rate of annual Net Sales of Company Products until June 18, 2019, (iv) shall pay product development milestone payments not to exceed approximately $1.0 million and (v) shall make non-creditable, non-refundable Aggregate Technology Income (ATI), as defined, payments of (a) 7.5% of the first $100 million of cumulative ATI, except that no ATI payments shall be due on the first $2.5 million in cumulative ATI and (b) a reduced percentage of that portion of cumulative ATI that is in excess of $100 million. All product development milestone and ATI payments are payable up to June 18, 2027. Royalty consideration paid to TSRI under this agreement for the years ended December 31, 2011 and 2012, was $0.4 million and $0.5 million, respectively. Such amounts were expensed as incurred and are included in research and development in our consolidated statements of operations and comprehensive loss.

4. Stock Options

2008 Equity Incentive Plan

        In May 2009, the Company adopted the 2008 Equity Incentive Plan, or the 2008 Plan, which provides for the issuance of restricted common stock as well as non-qualified and incentive common stock options to its employees, members of the board of directors, members of the scientific advisory board and consultants. In general, the options expire ten years from the date of grant and vest over a four-year period, with 25% exercisable at the end of one year from the date of grant and the balance vesting ratably thereafter. The total number of shares reserved for issuance under the 2008 Plan is 7,938,541 shares as of December 31, 2012. At December 31, 2012, the Company had 128,012 shares available for future grant under the 2008 Plan.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

4. Stock Options (Continued)

        The following table summarizes stock option activity (in thousands, except per share data):

	Time-based Awards		Performance-based Awards
	Number of options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
Outstanding at December 31, 2011	1,956	$0.04	1,351	$0.03
Granted	1,083	$0.05	180	$0.05
Exercised	(2,633)	$0.04	(1,491)	$0.03

Outstanding at December 31, 2012	406	$0.04	40	$0.04

Vested or expected to vest at December 31, 2012(1)	2,602	$0.04	1,720	$0.03

Exercisable at December 31, 2012	406	$0.04	40	$0.04

(1)
A significant number of the Company's stock options have been early exercised and are no longer outstanding. As of December 31, 2012, vested or expected to vest included (i) options outstanding for 406 shares and 40 shares for time-based awards and performance-based awards, respectively and (ii) options which were early exercised for 2,196 shares and 1,680 shares for time-based awards and performance-based awards, respectively.

        The following table summarizes certain information regarding stock options as of December 31, 2011 (in thousands, except per share data):

	Time-based Awards	Performance-based Awards
Weighted-average grant date fair value per share for options granted during the year	$0.03	$0.03
Fair value of options vested during the year	23	16
Cash received from the exercise of options during the year	11	3
Early exercise liability as of year end	60	35

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

4. Stock Options (Continued)

        The following table summarizes certain information regarding stock options as of December 31, 2012 (in thousands, except per share and yearly data):

	Time-based Awards	Performance-based Awards
Weighted-average grant date fair value per share for options granted during the year	$0.04	$0.04
Fair value of options vested during the year	821	251
Cash received from the exercise of options during the year	106	51
Unrecognized compensation cost	88	18
Weighted-average period over which unrecognized compensation cost is to be recognized (in years)	2.4	2.9
Intrinsic value of options outstanding	244	24
Intrinsic value of options exercisable	244	24
Intrinsic value of options exercised during the year	7	17
Early exercise liability as of year end	114	74

        The Company did not recognize any income tax benefits from stock option exercises as it continues to record a full valuation allowance on its deferred tax assets.

        The following table summarizes the weighted-average assumptions used in the Company's Black-Scholes calculations for time-based awards:

	Year ended December 31,
	2011	2012
Risk-free interest rate	2.2%	1.1%
Expected dividend yield	0.0%	0.0%
Expected volatility	87.7%	94.2%
Expected term (years)	6.1	6.0

        The following table summarizes the weighted-average assumptions used in the Company's Black-Scholes calculations for performance-based awards:

	Year ended December 31,
	2011	2012
Risk-free interest rate	2.6%	0.8%
Expected dividend yield	0.0%	0.0%
Expected volatility	85.6%	102.4%
Expected term (years)	6.6	4.8

        Risk-free interest rate.    The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

        Expected dividend yield.    The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

4. Stock Options (Continued)

        Expected volatility.    The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

        Expected term.    The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

        Forfeitures.    The Company reduces stock-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To date forfeitures have been less than 1.0% of total grants.

Time-Based Awards Issued to Employees

        Stock options granted to employees for the purchase of common stock and certain issuances of common stock under restricted stock agreements generally vest 25% on the first year anniversary of the grant date and then ratably monthly thereafter. Expense is recognized using the straight-line method. As of December 31, 2012, (i) options to purchase 2,469,655 shares of common stock at a weighted-average exercise price of $0.04 remain unvested, and (ii) 1,393,988 shares of common stock subject to restricted stock agreements remain unvested.

Performance-based Awards

        The Company has granted stock options for the purchase of the Company's common stock which are subject to certain performance-based and time-based vesting conditions to certain employees and founders who are consultants. Generally, these awards vest 25% upon achievement of a milestone event and then ratably monthly thereafter. In certain instances, these awards vest 50% upon achievement of a milestone event and then ratably monthly thereafter. Milestone events are specific to the Company's corporate goals, including but not limited to the first dosing of patients in the Company's clinical trials, closing of financings for a specified amount and closing of strategic partnerships. As of December 31, 2012, options to purchase 1,790,525 shares of common stock at a weighted-average exercise price of $0.03 remain unvested. In addition, the Company has issued shares of common stock under restricted stock agreements to certain executives, which are subject to both performance-based and time-based vesting conditions. As of December 31, 2012, 1,113,794 shares remain unvested. For performance-based awards to employees (i) the fair value of the award is determined on the grant date, (ii) the Company assesses the probability of the individual milestones under the award being achieved and (iii) the fair value of the shares subject to the milestone is expensed over the implicit service period commencing once management believes the performance criteria is probable of being met.

        For performance-based awards to non-employees, no expense is recognized until such time as the milestone event is achieved. Upon achievement, the portion of the milestone subject to immediate vesting is expensed based upon the then fair value of the award. For the portion of the award further subject to time-based vesting restrictions, expense is recorded quarterly, at the then fair value, as the shares vest until such time as performance is complete.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

4. Stock Options (Continued)

Time-Based Awards issued to Non-employees

        Stock options granted to non-employee consultants and/or members of the scientific advisory board in the normal course of business for the purchase of common stock and certain issuances of common stock under restricted stock agreements are measured at fair value on a recurring basis. As of December 31, 2012, (i) options to purchase 51,425 shares of common stock at a weighted-average exercise price of $0.02 remain unvested, and (ii) 208,335 shares of common stock subject to restricted stock agreements remain unvested.

        In connection with all grants to non-employees, including those with performance-based conditions, the Company recognized expense of approximately $10,000 and $0.2 million during the years ended December 31, 2011 and 2012, respectively.

Stock Compensation Expense

        The following table summarizes the allocation of stock compensation expense for all awards granted (in thousands):

	Year ended December 31,
	2011	2012
Research and development	$33	$192
General and administrative	29	28

Total	$62	$220

5. Convertible Preferred Stock and Stockholders' Deficit

Convertible Preferred Stock

        The Company's convertible preferred stock has been classified as temporary equity in the accompanying consolidated balance sheets instead of in stockholders' deficit in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities. Upon certain change in control events that are outside of the Company's control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption.

        The authorized, issued and outstanding shares of convertible preferred stock by series are as of December 31, 2011:

	Shares Authorized	Shares Outstanding	Liquidation Preference
Series A	49,973,740	39,375,697	$27,562,988

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

5. Convertible Preferred Stock and Stockholders' Deficit (Continued)

        The authorized, issued and outstanding shares of convertible preferred stock by series are as of December 31, 2012:

	Shares Authorized	Shares Outstanding	Liquidation Preference
Series A	39,375,697	39,375,697	$27,562,988
Series B	48,543,700	12,357,561	12,728,288

	87,919,397	51,733,258	$40,291,276

        The preferred stockholders have voting rights equal to the number of common shares they would own upon conversion, which is currently on a one-for-one basis into common stock.

Dividends

        The holders of the Series B Convertible Preferred Stock are entitled to receive annual noncumulative dividends at a rate of $0.0824. The Series B Convertible Preferred Stock dividends are payable when and if declared by the Company's Board of Directors and are payable in preference and in priority to any dividends on the Series A Convertible Preferred Stock and common stock. The holders of the Series A Convertible Preferred Stock are entitled to receive annual noncumulative dividends at a rate of $0.056. The Series A Convertible Preferred Stock dividends are payable when and if declared by the Company's Board of Directors. The Series A Convertible Preferred Stock dividends are payable in preference and in priority to any dividends on common stock.

Liquidation Preferences

        The holders of the Series B Convertible Preferred Stock are entitled to receive liquidation preferences at the rate of $1.03 per Series B Convertible Preferred Stock share, subject to certain anti-dilution adjustments. Liquidation payments to the holders of Series B Convertible Preferred Stock have priority and are made in preference to any payments to the holders of Series A Convertible Preferred Stock and common stock. The holders of the Series A Convertible Preferred Stock are entitled to receive liquidation preferences at the rate of $0.70 per Series A Convertible Preferred Stock share, subject to certain anti-dilution adjustments. Liquidation payments to the holders of Series A Convertible Preferred Stock have priority and are made in preference to any payments to the holders of common stock. After payment of the liquidation preferences, the remaining assets, if any, will be distributed to the holders of the common stock on a pro rata basis.

Conversion

        The shares of Series B and Series A Convertible Preferred Stock are convertible into an equal number of shares of common stock at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series B Convertible Preferred Stock and Series A Convertible Preferred Stock (collectively Convertible Preferred Stock) is automatically converted into common stock immediately upon the earlier of (i) the Company's sale of its common stock at a price of at least $2.10 per share in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which the gross cash proceeds are at least $30,000,000 or

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

5. Convertible Preferred Stock and Stockholders' Deficit (Continued)

(ii) the date and time, or the occurrence of an event, specified by written consent or vote of the holders of at least 63.5% of the then-outstanding Convertible Preferred Stock.

Series A Convertible Preferred Stock

        Prior to 2011, the Company issued 26,963,920 shares of its Series A Convertible Preferred Stock under a Series A Preferred Stock Purchase Agreement at $0.70 per share for cash proceeds of approximately $18.7 million, net of issuance costs of approximately $131,000.

        In June 2011, the Company completed a second tranche closing under the Series A Convertible Preferred Stock Purchase Agreement and issued an additional 11,811,778 shares of Series A Convertible Preferred Stock at $0.70 per share for cash proceeds of approximately $8.3 million, net of issuance costs of approximately $25,000.

        In December 2011, the Company completed a supplemental closing under the Series A Preferred Stock Agreement, as amended, and issued an additional 599,999 shares of Series A Convertible Preferred Stock at $0.70 per share for cash proceeds of approximately $420,000.

Series B Convertible Preferred Stock

        In February and March 2012, the Company issued 12,357,561 shares of Series B Convertible Preferred Stock under a Series B Convertible Preferred Stock Purchase Agreement at $1.03 per share for cash proceeds of $12.7 million, net of issuance costs of approximately $172,000.

        In connection with the initial closing of the Series B Convertible Preferred Stock transaction in February 2012, the Company and the purchasers agreed on certain terms and conditions with respect to the issuance and sale by the Company of 12.4 million and 8.2 million shares of Series B Convertible Preferred Stock in a second and third tranche, respectively, at a purchase price of $1.03 per share. The Company determined that the potential issuances of shares under the second and third tranches were an embedded feature of the Series B Convertible Preferred Stock which did not require bifurcation and therefore are not accounted for separately from the Series B Convertible Preferred Stock.

Common Stock Warrants

        In June 2011, in conjunction with the issuance of Series A Convertible Preferred Stock, the Company issued warrants for the purchase of 3,543,528 shares of its common stock. In 2011 and 2012, warrants for the purchase of 972,102 shares of common stock were exercised for cash proceeds of approximately $9,700.

        In December 2011, in conjunction with the issuance of Series A Convertible Preferred Stock, the Company issued warrants for the purchase of 179,999 shares of its common stock. In December 2011, these warrants were exercised for cash proceeds of approximately $1,800.

        As of December 31, 2012, warrants for the purchase of 2,571,426 shares of the Company's common stock were outstanding. The warrants have an exercise price of $0.01 per share and expire upon the earliest to occur of (i) the consummation of any Deemed Liquidation Event, (ii) the date of the closing of the first sale of Common Stock in the Company's first underwritten public offering of its Common Stock under the Securities Act of 1933, as amended, or (iii) June 29, 2018.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

5. Convertible Preferred Stock and Stockholders' Deficit (Continued)

        In accordance with authoritative guidance, the Company assessed the appropriate accounting treatment for the common stock warrants. The Company determined that the common stock warrants met all of the criteria for equity classification, were not liabilities and did not meet the definition of a derivative. The fair value, $148,000, of the common stock warrants was determined using a Black-Scholes option pricing model and was used to compute the allocated proceeds, based on the relative fair value, to the convertible preferred stock and common stock warrants.

Common Stock

        In May 2009, in conjunction with the formation of Receptos, the Company issued 1,500,000 shares of restricted common stock to certain founders. The restrictions will lapse over a four-year period, with 25% exercisable at the end of one year from the date of the grant and the balance vesting ratably monthly thereafter. As of December 31, 2012, 156,252 shares remained unvested.

        In July 2009, in conjunction with the formation of Receptos, the Company sold 2,100,000 shares of restricted common stock to certain officers with a per share price of $0.01, for gross proceeds of $21,000. The restrictions will lapse as follows: (i) 1,500,000 vests over a four-year period commencing in May 2009, with 25% exercisable at the end of one year from the date of the grant and the balance vesting ratably monthly thereafter; and (ii) 600,000 shares are subject to both performance-based criteria and time-based vesting conditions. The milestones associated with these 600,000 shares have been met as of December 31, 2012 and are now subject to only time-based vesting through November 19, 2015. As of December 31, 2012, 156,252 shares with service-only restrictions were unvested and subject to repurchase by the Company. As of December 31, 2012, 306,254 shares associated with performance-based criteria were subject to repurchase by the Company.

        The Company's 2008 Plan, allows for early exercise of option awards under the plan. As of December 31, 2011, options for the purchase of 3,240,790 shares of common stock were exercised, of which 1,608,933 were unvested and subject to repurchase. As of December 31, 2012, options for the purchase of 7,364,959 shares of the Company's common stock (net of repurchased shares) have been exercised, of which 3,966,092 are unvested and subject to repurchase. Under the authoritative guidance, early exercise is not considered an exercise for accounting purposes and, therefore, any payment for unvested shares is recognized as a liability at the original exercise price. As of December 31, 2011 and 2012, the early exercise liability is $0.1 million and $0.2 million, respectively. During the year ended December 31, 2011, the Company repurchased 54,167 unvested shares which were previously early exercised. During the year ended December 31, 2012, no shares were repurchased by the Company.

Shares Reserved for Future Issuance

December 31, 2012
Conversion of preferred stock	51,733,258
Exercise of common stock warrants	2,571,426
Common stock options outstanding	445,570
Common stock options available for future grant	128,012

Total common shares reserved for future issuance	54,878,266

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

6. Related-Party Transactions

        In May 2009, the Company entered into consulting agreements with certain of its founders. Under the terms of these agreements the founders would serve in an advisory capacity with respect to the Company's research and development activities. As compensation for services provided, the founders received (i) an aggregate quarterly consulting fee of $51,000, (ii) an aggregate of 1,500,000 shares of the Company's common stock, subject to certain vesting restrictions, and (iii) options to acquire an aggregate of 750,000 shares of common stock, subject to certain performance-based criteria. Effective July 1, 2012, the quarterly compensation under certain of the consulting agreements with the founders have been revised. The aggregate quarterly consulting fee is $33,000, effective July 1, 2012. In each of the years ended December 31, 2011 and 2012, compensation under these agreements was approximately $0.2 million.

        In May 2009, the Company also entered into a consulting agreement with another founder who would serve as its Chief Executive Officer and the Chairman of the Board of Directors and would provide advisory services with respect to management, direction and research and development activities. As compensation for services provided by the founder in his capacity as a consultant, he received 500,000 shares of the Company's common stock, subject to certain vesting restrictions, at $0.01 per share for gross proceeds of $5,000.

7. Employee Benefits

        The Company has a defined contribution 401(k) plan for all employees. Employees are eligible to participate in the plan beginning on the first day of the month following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. During the years ended December 31, 2011 and 2012, the Company did not make any matching contributions.

8. Collaborative Arrangements

        The Company has entered into various license agreements and collaborative research and development arrangements with pharmaceutical and biotechnology companies. Under these arrangements, the Company is entitled to receive license fees, upfront payments, milestone payments when and if certain research milestones are achieved, development milestones in one instance based solely upon the Company's partner's performance and/or reimbursement for research and development activities. All of the Company's collaboration arrangements are generally cancelable by its partners without significant financial penalty to the partner. The Company's costs of performing these services are included in research and development expense.

        Under these arrangements, the Company recognized collaboration revenue as follows (in thousands):

	Year ended December 31,
Partner	2011	2012
Ono Pharmaceutical Co., Ltd.	$212	$6,088
Eli Lilly and Company	2,520	2,480
Ortho-McNeil-Janssen Pharmaceuticals	6,500	79

Collaboration revenue	$9,232	$8,647

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

8. Collaborative Arrangements (Continued)

Collaboration with Ono Pharmaceutical Co., Ltd.

        In December 2011, the Company entered into a thirty-month co-exclusive Collaboration Agreement, or the Ono Agreement, with Ono to utilize its proprietary G-Protein-Coupled Receptor, or GPCR, structure determination technologies for the identification of high resolution novel protein crystal structure of an Ono proprietary GPCR drug discovery target.

        Ono will receive an exclusive license, even as to the Company, with the right to sublicense, under all of the Company's interests in certain intellectual property rights developed as part of the collaboration. Upon payment of all pre-defined research milestones in the Ono Agreement, the Company's interests in such intellectual property rights will thereafter be assigned to Ono. Ono will also receive a non-exclusive license, with the right to sublicense, under certain other intellectual property rights. Upon payment of the first development milestone payment to the Company, such license from the Company to Ono shall become perpetual.

        In December 2011, as consideration for technology access over the term, Ono paid the Company an upfront, non-refundable fee of $2.5 million. The Company is responsible for successful completion of protein expression, crystallization studies and structure determination with respected to the GPCR drug discovery target for Ono and Ono is providing research funding through the term of the agreement. During 2012, the Company achieved three research milestone events under the Ono Agreement and received $3.5 million in payments. Of this amount, the Company's management determined that milestones with payments which aggregated to $1.5 million did not meet the definition of a substantive milestone, inasmuch as achievability was reasonably assured at the inception of the Ono Agreement, and therefore related payments are being amortized over the remaining term of the agreement. For the remaining research milestones, including the balance of $2.0 million received in December 2012, the Company's management determined all criteria necessary for concluding the milestones to be substantive were met at the inception of the Ono Agreement, and as such, the $2.0 million received was recognized in the consolidated statements of operations and comprehensive loss in 2012. Future potential substantive milestones based upon the Company's research efforts could total up to $2.3 million. Future potential development milestones based on Ono's efforts could total up to $15.0 million. In addition, on a quarterly basis, Ono will pay to the Company research and development support.

        It was determined that there was one unit of accounting under the Ono Agreement which is a collaborative arrangement to provide research and development services. The $2.5 million non-refundable fee is being recognized on a straight-line basis over thirty months, which is the contract term. The quarterly research and development support payments are being recognized in the consolidated statements of operations and comprehensive loss as collaborative revenue as the services are provided.

        The Company recorded collaborative revenue, including milestone payments, under the Ono Agreement of approximately $0.2 million and $6.1 million during 2011 and 2012, respectively. As of December 31, 2012, deferred revenues under this agreement are approximately $2.9 million.

Eli Lilly and Company

        In December 2010, the Company entered into a two year co-exclusive Collaborative Agreement with Eli Lilly and Company, or Lilly, to utilize its proprietary GPCR structure determination

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

8. Collaborative Arrangements (Continued)

technologies, including application of such technologies to the development of potential modulators directed to an undisclosed GPCR target.

        In January 2011, as consideration for technology access over the term, Lilly paid the Company an upfront, non-refundable fee of $5.0 million and upon the successful achievement of milestones related to the identification of Structurally Enabled Hits, or SEHs, as defined, to an undisclosed GPCR target, the Company was eligible to receive from Lilly additional payments. The Company does not expect to receive any future milestone payments from Lilly.

        The Company was responsible for conducting certain research activities with respect to the undisclosed GPCR target and sharing certain information in pursuit of potential drug candidate leads. The agreement expired on December 31, 2012, and each of the Company and Lilly retain the right to use the research and development know-how for future research activities. It was determined that there was one unit of accounting under the Lilly contract. As a result, the $5.0 million non-refundable fee was recognized on a straight-line basis over two years, which was the contract term. The Company recorded collaborative revenue under this agreement of $2.5 million in each of the years ended December 31, 2011 and 2012.

License and Technology Transfer Agreement with Janssen Pharmaceuticals, Inc.

        In December 2010, the Company entered into a License and Technology Transfer Agreement with Ortho-McNeil-Janssen Pharmaceuticals, or OMJP, in which OMJP sublicensed the Company's proprietary platform for high resolution crystal structure determination.

        The Company holds an exclusive license for this technology which was originally licensed from The Scripps Research Institute. In February 2011, as consideration for the sublicense and a technology transfer program, OMJP paid an upfront, non-refundable fee of $4.0 million and upon successful achievement of the technology transfer program, the Company was eligible to receive from OMJP an additional $2.5 million. The agreement concluded on December 7, 2011.

        The $4.0 million non-refundable fee was recognized on a straight-line basis during the year ended December 31, 2011, which was the period during which the Company performed services for OMJP. As of December 7, 2011, the technology transfer program was completed and OMJP paid the Company a milestone of $2.5 million. During the year ended December 31, 2011, the Company recorded collaborative revenue from its partnership arrangement under this agreement of $6.5 million, including the $2.5 million milestone payment.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes

        The following is a reconciliation of the expected statutory federal income tax provision to the actual income tax provision (in thousands):

	Year ended December 31,
	2011	2012
Expected income tax benefit at federal statutory tax rate	$(2,077)	$(6,021)
State income taxes, net of federal benefit	(320)	(1,019)
Permanent items	277	82
Research credits	(1,096)	(477)
Removal of net operating losses and research and development credits	3,014	6,774
Change in valuation allowance	202	661

Income tax (benefit) expense	$—	$—

        At December 31, 2012, the Company had net deferred tax assets of $1.6 million. Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax asset. Additionally, the future utilization of the Company's net operating loss and research and development credit carryforwards to offset future taxable income may be subject to limitation, pursuant to Internal Revenue Code Sections 382, 383 and other federal and state tax laws as a result of ownership changes and restructurings that have occurred previously or that could occur in the future.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change, by value, in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed its analysis to determine what, if any, impact the ownership change and restructuring would have on the Company's ability to utilize its net operating loss and research and development credit carryforwards. Until this analysis has been completed, the Company has removed the deferred tax assets for net operating losses of $16.5 million and tax credits of $3.2 million generated through 2012 from its deferred tax asset schedule and has recorded a corresponding decrease to its valuation allowance. When this analysis is finalized, the Company plans to update its unrecognized tax benefits. Due to the existence of the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact the Company's effective tax rate.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

        The following table summarizes the significant components of deferred tax assets (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Depreciation and amortization	$606	$630
Deferred revenue	—	564
Accrued expenses and reserves	329	402

Total deferred tax assets	935	1,596
Valuation allowance	(935)	(1,596)

Net deferred tax assets	$—	$—

        A valuation allowance of $0.9 million and $1.6 million at December 31, 2011 and 2012, respectively, has been recognized to offset the net deferred tax assets as management cannot conclude that realization of such assets is more likely than not. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the weight of all available evidence, including the Company's history of losses from inception, management has determined that it is not more likely than not that the net deferred tax assets will be realized.

        As of December 31, 2012, we had federal and California tax net operating loss carryforwards of $41.3 million and $41.8 million, respectively. The federal and California net loss carryfowards will begin to expire in 2027 and 2017, respectively. As of December 31, 2012, we also had federal and California research and development tax credit carryforwards of $1.9 million and $2.0 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2027. The California research and development tax credit carryforwards are available indefinitely.

        The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There were no unrecognized tax benefits recorded by the Company as of the date of adoption. As a result of the implementation, the Company did not recognize an increase in the liability for unrecognized tax benefits. There are no unrecognized tax benefits included in the consolidated balance sheets that would, if recognized, affect the effective tax rate.

        The Company's practice is to recognize interest and/or penalties related to income tax matters as income tax expense. The Company has no accruals for interest or penalties on its accompanying consolidated balance sheets as of December 31, 2011 and 2012, and has not recognized interest and/or penalties in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2012.

        The Company is subject to taxation in the US and California. The Company is subject to tax examination by tax authorities in those jurisdictions for 2008 and forward.

RECEPTOS, INC.

Notes to Consolidated Financial Statements (Continued)

10. Subsequent Events (unaudited)

        The Company has completed an evaluation of all subsequent events through April 15, 2013 to ensure that this filing includes appropriate disclosure of events both recognized in the December 31, 2012 consolidated financial statements and events which have occurred but were not recognized in the consolidated financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

        On February 19, 2013, pursuant to the terms of the Series B Preferred Stock Purchase Agreement dated as of February 3, 2012, the Company closed a second tranche financing for 12.4 million shares, at $1.03 per share, of Series B preferred stock for aggregate proceeds of $12.7 million.

        In February 2013, warrants for the purchase of 2,571,426 of the Company's common stock were exercised for proceeds of approximately $26,000. As of February 22, 2013, there were no warrants outstanding.

        On March 27, 2013, pursuant to the terms of the Series B Preferred Stock Purchase Agreement dated as of February 3, 2012, the Company closed a third tranche financing for 8.2 million shares, at $1.03 per share, of Series B preferred stock for aggregate proceeds of $8.5 million.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	11,771
Financial Industry Regulatory Authority filing fee	13,445
Blue Sky fees and expenses	15,000
Accounting fees and expenses	750,000
Legal fees and expenses	1,450,000
Printing and engraving expenses	250,000
Registrar and Transfer Agent fees	5,000
Miscellaneous fees and expenses	204,784

Total	$2,825,000

Item 14.    Indemnification of Directors and Officers

        Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The Registrant's amended and restated certificate of incorporation and amended and restated bylaws, to be filed as Exhibits 3.1(b) and 3.2(b) hereto, provide that the Registrant shall indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into agreements to indemnify its directors and expects to continue to enter into agreements to indemnify all of its directors. Prior to the closing of the offering, the Registrant plans to amend and restate its indemnification agreements with its directors and enter into similar agreements with each of its officers. These agreements will require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

        The form of Underwriting Agreement, to be filed as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold during the period of January 1, 2010 through April 12, 2013:

        On various dates between January 26, 2010 and December 23, 2011, we issued and sold (i) an aggregate of 12,440,463 shares of Series A preferred stock at a per share price of $0.70 and (ii) warrants with a seven-year term to purchase an aggregate of 3,723,527 shares of common stock at $0.01 per share, for an aggregate purchase price of $8,708,324. On various dates between December 23, 2011 and February 22, 2013, we have issued and sold an aggregate of 3,723,527 shares of our common stock upon exercise of these warrants, for an aggregate purchase price of $37,235.(1)

        On various dates between February 3, 2012 and March 27, 2013, we issued and sold an aggregate of 32,953,499 shares of Series B preferred stock at a per share price of $1.03, for an aggregate purchase price of $33,942,104.(1)

        Since January 1, 2010, we have granted stock options to our directors, officers, employees and consultants to purchase an aggregate of 6,128,756 shares of our common stock pursuant to our 2008 Stock Plan, with exercise prices ranging from $0.02 to $1.03 per share. Since January 1, 2010, we have issued and sold an aggregate of 4,867,271 shares of our common stock upon exercise of stock options granted pursuant to our 2008 Stock Plan, for an aggregate purchase price of $175,133.(2)

        On November 19, 2010, we issued 3,768,515 shares of common stock to a named executive officer pursuant to a restricted stock issuance agreement.(1)

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

  (1)
  These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

  (2)
  These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

        There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated hereby by reference.

  (b)
  Financial Statement Schedules.

        Not applicable.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on the 15th day of April, 2013.

RECEPTOS, INC.
By:	/s/ FAHEEM HASNAIN Faheem Hasnain President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

/s/ FAHEEM HASNAIN Faheem Hasnain		President, Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2013
/s/ GRAHAM COOPER Graham Cooper		Chief Financial Officer (Principal Financial Officer)	April 15, 2013
/s/ DAVID HINKLE David Hinkle		Senior Director, Finance & Controller and Chief Accounting Officer (Principal Accounting Officer)	April 15, 2013
* William H. Rastetter, Ph.D.		Chairman of the Board	April 15, 2013
* Kristina Burow		Director	April 15, 2013
* Doug Cole, M.D.		Director	April 15, 2013
* Amir Nashat, Ph.D.		Director	April 15, 2013
* S. Edward Torres		Director	April 15, 2013
*By:	/s/ FAHEEM HASNAIN Faheem Hasnain, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1(a)+	Amended and Restated Certificate of Incorporation, as currently in effect.
3.1(b)	Form of Certificate of Amended and Restated Certificate of Incorporation, to be effective prior to completion of this offering.
3.1(c)	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.
3.2(a)+	Bylaws, as currently in effect.
3.2(b)	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.
4.1*	Form of Common Stock Certificate.
4.2+	Form of Warrant to Purchase Common Stock issued to certain investors on June 29, 2011 and December 23, 2011.
4.3+	Third Amended and Restated Investors' Rights Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors.
4.4+	Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors' Rights Agreement, dated February 23, 2012, between Receptos, Inc. and certain investors.
4.5+	Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors' Rights Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors.
4.6+	Approval with Respect to Series B Preferred Stock Purchase Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors.
4.7+	Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors.
5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1#	Form of Indemnification Agreement between Receptos, Inc. and its officers and directors.
10.2#+	2008 Stock Plan, as amended to date.
10.3#+	Form of Stock Option Agreement for options granted under 2008 Stock Plan.
10.4#+	Form of Stock Option Agreement—Early Exercise for options granted under 2008 Stock Plan.
10.5#	Form of 2013 Stock Incentive Plan.
10.6#	Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Agreement for awards granted under the 2013 Stock Incentive Plan.
10.7#	Form of Employee Stock Purchase Plan.
10.8+	Lease, dated August 24, 2007, between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.
10.9+	First Amendment to Lease, dated March 30, 2008, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.
10.10+	Second Amendment to Lease, dated May 11, 2009, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.

Exhibit Number	Description
10.11+	Amended and Restated Second Amendment to Lease, dated September 15, 2009, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.
10.12+	Assignment, dated June 8, 2010, by and between Apoptos, Inc. and Receptos, Inc.
10.13+	Third Amendment to Lease, dated January 6, 2012, by and between Receptos, Inc. and BMR Road to the Cure, LP (successor-in-interest to BMR-10835 Road to the Cure, LLC).
10.14†	License Agreement, dated June 18, 2009, by and between Receptos, Inc. and The Scripps Research Institute.
10.15†+	First Amendment to License Agreement, dated June 13, 2011, by and between Receptos, Inc. and The Scripps Research Institute.
10.16†+	Amendment to License Agreement, dated April 2, 2012, by and between Receptos, Inc. and The Scripps Research Institute.
10.17†	License Agreement, dated April 21, 2009, by and between Receptos, Inc. (formerly known as Receptor Pharmaceuticals, Inc.) and The Scripps Research Institute.
10.18†	Collaboration Agreement, dated December 20, 2010, by and between Receptos, Inc. and Eli Lilly and Company.
10.19†+	First Amendment to Collaboration Agreement, dated March 14, 2011, by and between Receptos, Inc. and Eli Lilly and Company.
10.20†+	Second Amendment to Collaboration Agreement, dated March 1, 2011, by and between Receptos, Inc. and Eli Lilly and Company.
10.21†	License and Technology Transfer Agreement, dated December 28, 2010, by and between Receptos, Inc. and Ortho- McNeil-Janssen Pharmaceuticals, Inc.
10.22†	Collaboration Agreement, dated December 5, 2011, by and between Receptos, Inc. and Ono Pharmaceutical Co., Ltd.
10.23†	Development License and Option Agreement, dated October 3, 2012, by and among Receptos, Inc., AbbVie Bahamas Ltd. and AbbVie Inc.
10.24+	First Amendment to Development License and Option Agreement, dated January 28, 2013, by and among Receptos, Inc., AbbVie Bahamas Ltd. and AbbVie Inc.
10.25#+	Offer Letter Agreement, dated November 19, 2010, between Receptos, Inc. and Faheem Hasnain.
10.26#+	Offer Letter Agreement, dated February 6, 2013, between Receptos, Inc. and Graham Cooper.
10.27#+	Offer Letter Agreement, dated April 29, 2011, between Receptos, Inc. and Sheila K. Gujrathi.
10.28#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and Marcus F. Boehm.
10.29#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and Robert J. Peach.
10.30#+	Offer Letter Agreement, dated July 27, 2009, between Receptos, Inc. and Chrysa Mineo.
10.31#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and James R. Schmidt.
10.32#+	Restricted Stock Issuance Agreement, dated November 19, 2010, between Receptos, Inc. and Faheem Hasnain.
10.33#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and William H. Rastetter.

Exhibit Number	Description
10.34#+	Common Stock Purchase Agreement, dated January 20, 2009, between Receptos, Inc. and Kristina Burow.
10.35#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Robert J. Peach.
10.36#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Marcus F. Boehm.
10.37+	Amended and Restated Consulting Agreement, dated January 24, 2013, between Receptos, Inc. and Edward Roberts.
10.38+	Amended and Restated Consulting Agreement, dated January 24, 2013, between Receptos, Inc. and Hugh Rosen.
10.39+	Consulting Agreement, effective May 11, 2009, between Receptos, Inc. and Raymond Stevens.
21.1+	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1+	Power of Attorney.

*
To be filed by amendment.

#
Management contract or compensatory arrangement.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Previously filed